Form 10-K405, Exhibit 13
period 1996-06-30
KREISLER MANUFACTURING CORP
filed 1996-09-25
CIK 56806

                               1996 ANNUAL REPORT

                       KREISLER MANUFACTURING CORPORATION

                               1996 ANNUAL REPORT

                       KREISLER MANUFACTURING CORPORATION

TO OUR STOCKHOLDERS

         Sales for fiscal year 1995-1996 were $5,704,000 as compared to $5,252,000 in the prior year, or an increase of $452,000 or 8.6%. Net loss for the fiscal year 1995-1996, was $923,000 or $1.90 per share compared to $1,280,000 or $2.55 per share in the prior year, a reduction in loss of $357,000 or 28%. The company incurred a loss during the first six months of fiscal year 1995-1996, while we were profitable in the second six months of the year.

         With increased demand in the airline industry, our backlog has more than doubled during the year. Between 1990-1994, the U.S. airline industry lost a combined $13 billion. Partial reasons included too many planes, a sluggish economy, and costlier fuel. This year, net income for the airlines should reach $2.7 billion and the outlook is for continued growth.

         Although difficult to forecast, U.S. defense spending will continue to be unstable. While downsizing continues and fewer new aircraft are purchased, it would seem that spare parts should increase in importance. In 1995-96, 10% of our direct sales were to the U.S. Government. In our current backlog, the government represents 13% of that backlog.

         Many positive things have happened to Kreisler over the past year. We have reached the top level in our field; we have new customers, our margins are higher, our backlog is at more than break-even, the market has improved, our quality is under control, and our machine shop has expanded capability.

          A year ago, our concern was new orders. Today our backlog is sufficient to shift our concern from the marketplace to our ability to ship on time. If we meet this challenge and perform to expectations, our backlog should continue to increase and profitability should return to Kreisler.

         How long this window of opportunity will continue is uncertain, but it is essential that we take full advantage of current conditions.

         Our path is to continue strengthening our engineering capabilities to allow us to develop and manufacture more sophisticated products, and permit us to be in a less price sensitive market.

         We continue to build our team to reach these goals. We are heading in the right direction to meet the cultural changes in our industry. Now it is in our hands to execute.

         Our concentration will be on profitable growth, an organization of good people, focus on being responsive to our customer needs, and keeping our shareholders happy.

         We will do all the above by communicating well, a real challenge, shooting holes in traditional thinking, and continually searching to find a particular spot to give irresistible value.


         We thank you for your support through four difficult years. Hopefully, the corner has been turned and Kreisler will justify the patience you have shown in the investment you have made.


/s/ Edward L. Stern

Edward L. Stern
President and Chairman of the Board
September 16, 1996

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 1996 and 1995

                                                                      1996            1995
- ---------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                         $   587,063     $   607,954
Certificates of deposit - current                                     300,000         306,990
Accounts receivable - trade                                           891,360       1,014,362
Inventories                                                         1,573,614       1,168,838
Other current assets                                                   21,833          38,034
- ---------------------------------------------------------------------------------------------
Total current assets                                                3,373,870       3,136,178
- ---------------------------------------------------------------------------------------------
Certificates of deposit                                               525,344         797,592
Available-for-sale securities                                              --         577,989
Property, plant and equipment, at cost less accumulated
  depreciation of $2,677,734 for 1996 and $2,618,158 for 1995         204,093         225,393
- ---------------------------------------------------------------------------------------------
                                                                  $ 4,103,307     $ 4,737,152
- ---------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Accounts payable - trade                                          $   401,896     $   143,818
Accrued expenses                                                      199,930         165,846
- ---------------------------------------------------------------------------------------------
Total Current Liabilities                                             601,826         309,664
- ---------------------------------------------------------------------------------------------
Stockholders' Equity
 Common Stock, $.50 par value - 3,000,000 shares authorized
 485,512 and 823,451 shares issued for 1996 and 1995,
 respectively; 485,512 shares outstanding for 1996 and 1995           242,756         411,726
Additional paid-in capital                                          1,571,703       2,667,377
Retained earnings                                                   1,687,022       5,021,979
Unrealized holding gains on available-for-sale securities                  --           3,088
- ---------------------------------------------------------------------------------------------
                                                                    3,501,481       8,104,170
Less - 337,939 shares of common stock in
  treasury, at cost for 1995                                               --      (3,676,682)
- ---------------------------------------------------------------------------------------------
Total Stockholders' Equity                                          3,501,481       4,427,488
- ---------------------------------------------------------------------------------------------
                                                                  $ 4,103,307     $ 4,737,152
- ---------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Operations
Three years ended June 30, 1996

                                            1996             1995             1994
- -------------------------------------------------------------------------------------
Sales                                   $ 5,703,865      $ 5,252,361      $ 4,720,621
- -------------------------------------------------------------------------------------

Cost of goods sold                        6,441,227        6,423,227        5,411,723
General and administrative expenses         282,962          305,579          409,041
- -------------------------------------------------------------------------------------
                                          6,724,189        6,728,806        5,820,764
- -------------------------------------------------------------------------------------
Loss from operations                     (1,020,324)      (1,476,445)      (1,100,143)
Other income (expense):
  Interest and other earnings               103,837          196,788          157,715
  Loss on investments                        (6,432)              --          (61,522)
- -------------------------------------------------------------------------------------
Loss before income taxes                   (922,919)      (1,279,657)      (1,003,950)
Income tax benefit                               --               --          261,491
- -------------------------------------------------------------------------------------
Net loss                                $  (922,919)     $(1,279,657)     $  (742,459)
- -------------------------------------------------------------------------------------
Earnings per share:
Net loss                                $     (1.90)     $     (2.55)     $     (1.48)
- -------------------------------------------------------------------------------------

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                           Unrealized
                                                        Additional                                       Holding Gains
                                         Common           Paid-In          Retained        Treasury    on Available-for
                                          Stock           Capital          Earnings          Stock      Sale Securities
- -----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                  $   411,726      $ 2,667,377      $ 7,044,095      $(3,554,422)     $        --
Net loss                                        --               --         (742,459)              --               --
- -----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                  $   411,726      $ 2,667,377      $ 6,301,636      $(3,554,422)     $        --
Net loss                                        --               --       (1,279,657)              --               --
Purchase of treasury stock                      --               --               --         (122,260)              --
Unrealized gain on available-
  for-sale securities                           --               --               --               --            3,088
- -----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                      411,726        2,667,377        5,021,979       (3,676,682)           3,088
Net loss                                        --               --         (922,919)              --               --
Retirement of treasury stock              (168,970)      (1,095,674)      (2,412,038)       3,676,682               --
Recognition of gain upon sale
  of available-for-sale securities              --               --               --               --           (3,088)
- -----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                  $   242,756      $ 1,571,703      $ 1,687,022      $        --      $        --
- -----------------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Three years ended June 30, 1996

                                                             1996             1995             1994
- -------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                 $  (922,919)     $(1,279,657)     $  (742,459)
Adjustments to reconcile net loss to cash (used)
  provided by operating activities:
Depreciation and amortization                                 59,576           76,498          108,973
Unrealized loss on investments                                    --               --           61,522
Gain on sale of assets                                        (8,269)          (1,394)          (4,000)
Decrease (increase) in accounts receivable - trade           123,002         (134,806)         (24,469)
Decrease (increase) in inventories                          (404,776)        (120,979)         452,539
Decrease (increase) in other current assets                   16,201          373,259         (126,387)
Increase (decrease) in accounts payable - trade              258,078           (1,420)          41,008
Increase (decrease) in accrued expenses                       34,084           41,872           10,002
- -------------------------------------------------------------------------------------------------------
Net adjustments                                               77,896          233,030          519,188
- -------------------------------------------------------------------------------------------------------
Net cash used by operating activities                       (845,023)      (1,046,627)        (223,271)

Cash flows from investing activities:
Purchase of investments and certificates of deposit         (556,124)         (22,543)      (2,077,283)
Proceeds from sale of investments and redemption of
 certificates of deposit                                   1,418,532           59,852          298,969
Purchase of property and equipment                           (38,276)         (37,475)         (45,441)
Proceeds from sale of equipment                                   --            4,500            4,000
- -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
 Investing activities                                        824,132            4,334       (1,819,755)

Cash flows from financing activities:
Purchase of treasury stock                                        --         (122,260)              --
- -------------------------------------------------------------------------------------------------------
Net cash used by financing activities                             --         (122,260)              --
- -------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalent          (20,891)      (1,164,553)      (2,043,026)
Cash and cash equivalents at beginning of year               607,954        1,772,507        3,815,533
- -------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $   587,063      $   607,954      $ 1,772,507
- -------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


1. Summary of Significant Accounting Policies:

a.  Operations

Kreisler Manufacturing Corporation (the Company) fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial application. These products include tube assemblies of multiple sizes and configuration, vane inserts, and blade locks.

b.  Consolidation

The consolidated financial statements include the accounts of Kreisler Manufacturing Corporation and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated.

c.  Investments

During the year ended June 30, 1995, the Company adopted FASB Statement No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Under FAS 115, debt investments that the Company has a positive intent to hold to maturity are classified as "held-to-maturity securities", and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Company accounts for investment activity using the specific identification method.

d.  Accounts Receivable

The accounts receivable is net of an allowance for uncollectible accounts of $8,600 for 1996 and 1995.

e.  Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs, which do not improve efficiency or extend the useful life, are charged to operations as incurred. Asset and related accumulated depreciation amounts are relieved from the accounts for retirements or dispositions. Resulting gains or losses are reflected in earnings. Depreciation is computed using accelerated methods over the estimated useful lives of three to ten years for machinery and equipment while the straight line method is used over the term of leases for building improvements.


f. Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

g.  Income taxes

The Company accounts for its income taxes using FASB Statement No. 109, "Accounting for Income Taxes" (FAS No. 109), which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year.

h.  Earnings per share

Earnings per share of common stock are based on the weighted average number of shares outstanding during each year.

i.  Cash and Cash Equivalents

For purposes of the statement of cash flows, certificates of deposit and U.S. Treasury Bills purchased with a maturity of one year or less, and other short term securities with a maturity of less than 90 days, are considered cash equivalents. Certificates of deposit regarded as cash equivalents totaled $0 and $300,000 at June 30, 1996 and 1995. U.S. Treasury Bills considered cash equivalents totaled $0 at June 30, 1996 and 1995.

j.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Certificates of Deposit

The Company holds certificates of deposit at various financial institutions throughout the United States. The value at June 30, 1996 by year of maturity is as follows:

Fiscal year ended June 30
- -----------------------------------------------------------------------------

1997                                                         $        300,000
1998                                                                        -
1999                                                                  525,344
- -----------------------------------------------------------------------------

Total                                                        $        825,344
- -----------------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


3.  Investments - Available-for-Sale Securities

During the year ended June 30, 1996, the Company sold its interest in debt and equity securities. Sales proceeds and realized gains and losses on these transactions were as follows:

                                                                 Net Realized
                                      Sales Proceeds             Gains(Losses)
- ------------------------------------------------------------------------------
Mortgage backed securities             $     372,238            $      (6,759)
T-bills                                      562,681                      339
Obligations of other U.S.
  Government agencies                        204,375                      (12)
- ------------------------------------------------------------------------------

                                       $   1,139,294            $      (6,432)
- ------------------------------------------------------------------------------

Since all investments were sold, the $3,088 of previously unrelized holding gains on available-for-sale securities were reduced to $0 and included in earnings for the year ended June 30, 1996.

At June 30,1995, the Company's investments were comprised of securities classified as available-for-sale, in accordance with FAS 115.

The individual issue, number of units, cost, fair value, and amount carried on the consolidated balance sheet at June 30, 1995 were as follows:

                                                                    Amount
                                                                  Carried On
                     Original                                    Consolidated
                    Number of  Amortized   Amortized     Fair       Balance
Issue                 Units     Quantity      Cost       Value       Sheet
- ------------------------------------------------------------------------------
FHLMC
  GR 8.75%
  Due 1/3/01          450,000   108,947    $109,967    $108,947    $108,947
FHLMC
  GR 8.25%
  Due 5/17/01         600,000   139,146     138,746     142,799     142,799
FNMA
  POOL 9.25%
  Due 7/16/01         980,968   114,347     119,438     120,493     120,493
TVA Bond
  Ser 1989
  8.25%
  Due 11/16/96        200,000   200,000     206,750     205,750     205,750
- ------------------------------------------------------------------------------


Available for
 Sale Securities
 June 30, 1995                             $574,901    $577,989    $577,989
- ------------------------------------------------------------------------------

Amortized cost and fair values of available-for-sale securities by majority security type at June 30, 1995 were as follows:

                                                 Gross
                               Amortized       Unrealized             Fair
                                  Cost       Gains (Losses)           Value
- ------------------------------------------------------------------------------

Obligations of other
  U.S. Gov't agencies         $   206,750    $      (1,000)         $  205,750
Mortgage backed securities        368,151            4,088             372,239
- ------------------------------------------------------------------------------

                              $   574,901    $       3,088          $  577,989
- ------------------------------------------------------------------------------

4.  Concentration of Credit Risk

The Company maintains cash balances and certificates of deposit at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances at one institution totaled $272,650 at June 30, 1996. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

5.  Inventories

Inventories consist of the following at June 30:

                                 1996                      1995
- ------------------------------------------------------------------------------
Raw materials                $  984,269                  $ 782,781
Work in process                 549,802                    325,157
Finished goods                   30,943                     60,900
- ------------------------------------------------------------------------------
                             $1,565,014                 $1,168,838
- ------------------------------------------------------------------------------

6.  Property, Plant and Equipment

Property, Plant and Equipment consists of the following at June 30:

                                        1996                1995
- ------------------------------------------------------------------------------
Buildings and improvements           $  127,833        $   127,833
Machinery and equipment               2,753,994          2,715,718
- ------------------------------------------------------------------------------
                                      2,881,827          2,843,551

Less accumulated depreciation        (2,677,734)        (2,618,158)
- ------------------------------------------------------------------------------
                                     $  204,093         $  225,393
- ------------------------------------------------------------------------------

Depreciation expense was $59,576, $66,225, and $108,965 for 1996, 1995, and
1994, respectively.

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


7.  Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Effective July 1, 1993, the Company adopted Statement of Financial Standards No. 109, "Accounting for Income Taxes". There was no cumulative effect of the change in accounting for income taxes for prior years which would have been included in the Consolidated Statement of Operations for June 30, 1994. A reconciliation of the 1996, 1995, and 1994 income tax benefit computed at the statutory rates follows:

                                   1996              1995              1994
- ------------------------------------------------------------------------------
Benefit computed                 $(314,700)        $(437,185)        $(316,068)
Unrealized tax benefit             309,000           432,068            40,938
Nondeductible expenses               5,700             5,117            13,639
- ------------------------------------------------------------------------------
Reported benefit for
  income taxes                   $       -         $       -         $(261,491)
- ------------------------------------------------------------------------------

Temporary differences related primarily to differences in depreciation methods for book purposes and tax purposes and differences from unrealized gains and losses on investments. Nondeductible expenses relate primarily to life insurance payments and meals and entertainment that are not deductible for tax purposes. Unrealized tax benefits relate to remaining loss carryforwards from current year operations after applying the applicable year loss to prior year income.

The Company has a net operating loss carryforward of $3,022,000 for New Jersey State income tax purposes expiring over a period of years through 2003, a net operating loss carryforward for Florida State income tax purposes of $988,000 expiring over a period of years through 2011, and a net operating loss carryforward for federal income tax purposes of $2,314,000 expiring over a period of years through 2011.

Deferred tax assets at June 30, 1996 and 1995 consist of the following:

                                                1996             1995
- ------------------------------------------------------------------------------
  Deferred tax assets
   Unrealized losses                        $         -       $   21,000
   Net operating loss carryforward              787,000          482,000
   Other                                          1,000            2,000
- ------------------------------------------------------------------------------
                                                788,000          505,000
  Less valuation allowance                     (788,000)         505,000
- ------------------------------------------------------------------------------
  Amount reported on balance sheet          $         -       $        -
- ------------------------------------------------------------------------------

8.  Interest and Other Earnings

The components of interest and other earnings are as follows:

                                   1996              1995             1994
- ------------------------------------------------------------------------------
Interest income                 $  103,837        $  187,705        $ 152,372
Gain on sale of equipment                -             1,394            4,000
Miscellaneous income                     -             7,689            1,343
- ------------------------------------------------------------------------------
Total                           $  103,837         $ 196,788        $ 157,715
- ------------------------------------------------------------------------------

9.  Significant Customers

The Company sells a substantial portion of its inventory to the U.S. Government and to two industrial customers in 1996 and one industrial customer in 1995 and 1994. Sales to and accounts receivable from these customers for the past three years were as follows:

                 U.S. Government                Industrial Customer
              Sales             A/R           Sales               A/R
- ------------------------------------------------------------------------------
1996       $   592,000     $   104,000     $ 3,179,000       $   450,000
1995         1,726,000           4,000       1,704,000           517,000
1994       $ 1,237,000     $    81,000     $ 2,006,000       $   534,000

10.  Commitments and Contingencies

a.  Leases

The Company conducts its operations from leased facilities, which include a manufacturing plant and office. Total rental expense for 1996, 1995 and 1994 amounted to $89,511, $83,240 and $83,181, respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1996 follows:

Year Ending June 30,
- ------------------------------------------------------------------------------
 1997                                         $     79,992
- ------------------------------------------------------------------------------

b.  Contingencies

Certain federal and state laws authorize the United States Environmental Protection Agency (EPA) to issue orders and bring enforcement actions to compel responsible parties to take investigative and remedial actions at any site that is determined to present an imminent and substantial danger to the public or the environment because of an actual or threatened release of one or more hazardous substances. These statutory provisions impose joint and several responsibility without regard to fault on all responsible parties, including the generators of the hazardous substances, for certain investigative and remedial costs at sites where these substances were disposed of or processed. Because of the nature of the Company's business, various products and substances are or were produced or handled which contain constituents classified as hazardous. The Company generally provides for the disposal or processing of such substances through licensed independent contractors.

As of June 22, 1993, Kreisler Industrial Corporation (KIC), a wholly owned subsidiary of Kreisler Manufacturing Corporation, was notified by the EPA that the EPA considers KIC to be a Potentially Responsible Party (PRP) pursuant to
Section 107(a) of the Comprehensive Environmental Response Compensation and Liability Act relating to the cleanup of a superfund site in Fairfield, New Jersey (Site).

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


b. Contingencies (continued)

Currently, management is unable to ascertain the amount of liability or the time frame over which payments will be made. As of June 11, 1993, the United States had incurred at least $6,441,998 for response actions taken in regard to the Site, of which, $4.5 million was not reimbursed. Generally, actions directed at funding such site investigations and remediation include all suspected or known responsible parties.


Additionally, a PRP group has advised KIC that it intends to file suit against KIC for its costs with regard to the Site. KIC does not currently know the amount which will be sought in the case. KIC has been advised that there will be several additional defendants named in the suit.

11.  Related Party Transactions

In June 1995, the Company repurchased from its President 15,897 shares of common stock at an average price of $7.69 per share. The purchase price was within the range of the stock bid and ask amounts for the days purchased.

Consulting fees paid to a board member totaled $67,450, $100,225, and $90,000 in 1996, 1995, and 1994, respectively.

12.  Current liabilities in Excess of 5%

At June 30, 1996, there were no liabilities other than trade payables, which exceeded 5% of current liabilities. Liabilities at June 30, 1995 which exceed 5% of current liabilities include accruals for payroll of $35,510 and vacation pay of $31,075.

                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation


We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

GREGORY, SHARER & STUART

/S/ Gregory, Sharer & Stuart

St. Petersburg, Florida
August 20, 1996

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis


Description of Business

    Kreisler Manufacturing Corporation fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial application. These products fall into three categories. The primary category representing the majority of its business is manifold assemblies consisting of fuel manifolds, air lines, oil lines and de-icer lines. Fuel manifolds supply fuel to the combustion section of the engine. Air lines carry air to cool sections of the engine. Oil lines transfer oil to lubricate various bearings in the engine. De-icer lines transmit hot air to the engine to prevent icing.

    The second category is blade locks, small metal stampings used at the base of turbine blades to lock the blades to the hub.

    The third category is baffles which are inserted into vanes located in the combustion section of the engine for cooling purposes. These are sheet metal parts formed generally in the shape of an airfoil with orifices to achieve this cooling.

1996 Compared to 1995

    Net sales increased from $5,252,000 in 1995 to $5,704,000 in 1996. The sales increase of $452,000 or 8.6% primarily reflects an increase of $1,475,000 or 87% from two industrial customers, and a decline of $1,134,000 or 66% from the U.S. Government. Our backlog has increased to over $6 million as of June 30, 1996, as compared to $3 million as of June 30, 1995.

    Gross margins remain negative at 13% for the year. A loss was incurred in the first six months of the year, while a slight profit was realized from January through June of 1996. Our material purchases have returned to a more normal range compared to the prior year which had an unacceptable material percentage to sales.

    Capital expenditures for the year were approximately the same as last year; $38,000 in 1996 compared to $37,000 in 1995. Under present cash flow constraints there is no capital budget for 1996-1997. Equipment will be purchased only when absolutely necessary and when a quick return can be realized.

    Selling and general and administrative expenses declined with less commissions on lower sales to the government. Other income declined $100,000 with lower cash balances.

    Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Our current cash reserves are $1,400,000, which ,as we grow, will put pressure on our cash flow. At June 30, 1996, working capital was $2,772,000 with a current ratio of 5.6:1 with no long term debt. Stockholder equity is

$7.21 per share. While our balance sheet remains strong, and our backlog continues to grow, our liquidity will be determined by our ability to ship the product. Continued losses and cash decline are unacceptable.

1995 Compared to 1994

    Net sales increased from $4,721,000 in 1994 to $5,252,000 in 1995. The $531,000 or 11% increase in sales primarily reflects a 70% increase in government shipments over the prior year. If termination charges of $247,000 in 1994 are deducted from 1994 sales, 1995 showed an increase of $778,000 or 17% over the prior year. We have maintained approximately the same sales to Pratt and Whitney as compared to 1994. Although our backlog has increased to over $3 million compared to June 30, 1994, government orders represent only 9% of that backlog compared to 33% in the prior year. Pratt has remained constant as a percentage of our backlog. The increase of $400,000 in backlog to offset the decline of $600,000 in government orders reflects a $1,000,000 increase in new orders from both old and new customers.

    Gross margins were negative as material became an unacceptable percentage of our sales, increasing 22% over the prior year, represented by two orders which were 40% of our sales. We are addressing this issue and comparing actual to quote weekly on outside purchases. Unfortunately, in the third and fourth quarters as we built our infrastructure, sales declined $400,000 as compared to the first half of the fiscal year, affecting our operating loss. Also, as we increased our engineering and machine shop capabilities, factory supplies increased 74%.

    At the present time, we probably have, overall, the most capable personnel in many years.

    We are no longer solely a make-to-print organization. As the industry starts to turn around and we are able to reach our critical mass in sales, Kreisler should become the pre-eminent tubing facility in the country. We face many obstacles but we believe they will be overcome.

    Capital expenditures were $37,000 in 1995 as compared to $45,000 in 1994. At the present time, the Company has not budgeted for any capital expenditures in 1995-96.

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis


    General and Administrative expenses declined over $100,000 or 25% with the reduction of legal expenses and sales commissions. Other income increased with investments in government securities.

    Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. While cash, cash equivalents and investments declined $1,200,000 from June 30, 1994, the Company has a current ratio of 10:1 and a quick ratio of

6:1. Our balance sheet remains strong with high current ratios and no long term debt.

1994 Compared to 1993

    Net sales declined from $5,270,000 in 1993 to $4,721,000 in 1994. The $549,000 or 10% decline reflects the impact of Pratt and Whitney bringing work into their own facility and economic conditions. The sales of $4,721,000 includes $247,000 in termination charges to Pratt.

    The survival of this Company will depend on its ability to generate sales in a downturned economy. During the past year, we have opened three new major accounts. We have expanded into the industrial turbine industry. Government sales increased from 12% to 26% of total sales. We recently received new orders from Pratt and the Government over $1.6 million to be shipped in early 1994-95.

    Gross profit declined to a negative 15% or $691,000. Outside consulting fees represented $311,000 of this loss. Turn around time for shipments has improved from three to four months to three to four weeks. Inventory has been reduced $453,000 or 30%. We have installed and improved process documentation, corrective action for product non-conformance, gage and equipment calibration and safety and hazardous waste control. Our organization has improved communications, worker ownership, accountability and responsibility. It has been a complete cultural change which must continue. Overall the response has been outstanding.

    General and Administrative expenses increased $80,000 in legal fees and $33,000 in government sales commission.

    Capital expenditures were $45,000 in 1994 as compared to $96,000 in 1993. At the present time, the Company has not budgeted for any expenditures in 1994-95.

    Backlog declined from $5.5 million as of June 30, 1993 to $2.6 million or 53%. as of June 30, 1994. The decline includes the removal of one $985,000 order, Pratt termination of $435,000 in orders, and a Government unreleased order of $300,000. The removal of these orders from the backlog resulted in a decline of $1,720,000 or 31%. The time has changed. Orders are received with shorter lead times - from six months to six weeks.

    Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Last year's cash and cash equivalents compared to the combination this year of investments and cash and cash equivalents declined $326,234 or 9%. The investment loss of $62,000 reflects market value decline. Our goal in this downturned economy is to reach a cash flow break-even. Our balance sheet remains strong with high current ratios and no long term debt.

Kreisler Manufacturing Corporation
Corporate Financial Statements
Five years ended June 30, 1996

(In thousands except share amounts)       1996         1995         1994         1993         1992
- ---------------------------------------------------------------------------------------------------
Net sales                               $ 5,704      $ 5,252      $ 4,721      $ 5,270      $ 6,028
Cost of goods sold                        6,441        6,423        5,412        5,276        6,434
- ---------------------------------------------------------------------------------------------------
Gross (loss) profit                        (737)      (1,171)        (691)          (6)        (406)
General and administrative expenses         283          306          409          291          275
- ---------------------------------------------------------------------------------------------------
Operating (loss) earnings                (1,020)      (1,477)      (1,100)        (297)        (681)
Other income (expense):
Interest and other income                   104          197          158          181          156
Loss on investments                          (7)          --          (62)          --           --
- ---------------------------------------------------------------------------------------------------
(Loss) earnings before taxes               (923)      (1,280)      (1,004)        (116)        (525)
Income tax (benefit) expense                 --           --         (262)         (33)        (165)
- ---------------------------------------------------------------------------------------------------
Net (loss) earnings                     $  (923)     $(1,280)     $  (742)     $   (83)     $  (360)
- ---------------------------------------------------------------------------------------------------
Net (loss) earning per share            $ (1.90)     $ (2.55)     $ (1.48)     $  (.17)     $  (.72)
- ---------------------------------------------------------------------------------------------------
At year end:
Total Assets                            $ 4,103      $ 4,737      $ 6,096      $ 6,787      $ 6,878
- ---------------------------------------------------------------------------------------------------

Quarterly Common Stock Data

The Company's stock is traded over-the-counter. There are approximately 400 shareholders. The Company does not anticipate the payment of cash dividends this year. The table below presents a summary of the market prices for years ended June 30. (Asterisk (*) indicates issue did not trade during the quarter; therefore, high/low bid information is presented.)

                                  1996                   1995                    1994
- ---------------------------------------------------------------------------------------------
                           Sales Price Range       Sales Price Range       Sales Price Range
Quarter                     High        Low        High         Low        High         Low
- ---------------------------------------------------------------------------------------------
June 30                    4 1/2       2 3/4           8       6 1/4       6 3/4        6 3/4
March 31                   5 1/4       2 3/4       6 1/4       6 1/4       7 1/2        7 1/2
December 31                5 1/2       4 1/4      *6 3/4       6 1/4       8 1/4        7 1/2
September 30               6 1/4       5 1/2      *6 3/4       6 3/4       8 1/2        7 1/2

Kreisler Manufacturing Corporation and Subsidiaries
Directors and Officers

- ----------------------------------------------------------------------------------------------------------------
DIRECTORS                                                              TRANSFER AGENT
EDWARD L. STERN, Chairman of the Board, President                      Common Stock
ROBERT S. KRUPP, Financial Consultant                                  American Stock Transfer and Trust Company
HARRY BRILL-EDWARDS, President Gas Turbine Consulting                  40 Wall Street
EDWARD A. STERN, Vice President                                        New York, NY  10005
MICHAEL D. STERN, Vice President


OFFICERS                                                               REGISTRAR
EDWARD L. STERN, Chairman of the Board, President                      American Stock Transfer and Trust Company
EDWARD A. STERN, Vice President, Kreisler Industrial                   40 Wall Street
     Corporation                                                       New York, NY 10005
MICHAEL D. STERN, Vice President, Kreisler Industrial
     Corporation



AUDITORS                                                               COUNSEL
GREGORY, SHARER & STUART                                               BLANK, ROME, COMISKY & McCAULEY
Certified Public Accountants                                           4 Penn Central Plaza
100 Second Avenue South, Suite 606                                     Philadelphia, PA  19103
St. Petersburg, FL  33701
- ---------------------------------------------------------------------------------------------------------------

   CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707

                  This entire report printed on Recycled Paper