Form 10-K405/A, Exhibit 13
period 1996-06-30
KREISLER MANUFACTURING CORP
filed 1996-10-03
CIK 56806

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


/s/ Edward L. Stern

Edward L. Stern
President and Chairman of the Board
September 16, 1996

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 1996 and 1995

                                                                      1996            1995
---------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                         $   587,063     $   607,954
Certificates of deposit - current                                     300,000         306,990
Accounts receivable - trade                                           891,360       1,014,362
Inventories                                                         1,573,614       1,168,838
Other current assets                                                   21,833          38,034
---------------------------------------------------------------------------------------------
Total current assets                                                3,373,870       3,136,178
---------------------------------------------------------------------------------------------
Certificates of deposit                                               525,344         797,592
Available-for-sale securities                                              --         577,989
Property, plant and equipment, at cost less accumulated
  depreciation of $2,677,734 for 1996 and $2,618,158 for 1995         204,093         225,393
---------------------------------------------------------------------------------------------
                                                                  $ 4,103,307     $ 4,737,152
---------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Accounts payable - trade                                          $   401,896     $   143,818
Accrued expenses                                                      199,930         165,846
---------------------------------------------------------------------------------------------
Total Current Liabilities                                             601,826         309,664
---------------------------------------------------------------------------------------------
Stockholders' Equity
 Common Stock, $.50 par value - 3,000,000 shares authorized
 485,512 and 823,451 shares issued for 1996 and 1995,
 respectively; 485,512 shares outstanding for 1996 and 1995           242,756         411,726
Additional paid-in capital                                          1,571,703       2,667,377
Retained earnings                                                   1,687,022       5,021,979
Unrealized holding gains on available-for-sale securities                  --           3,088
---------------------------------------------------------------------------------------------
                                                                    3,501,481       8,104,170
Less - 337,939 shares of common stock in
  treasury, at cost for 1995                                               --      (3,676,682)
---------------------------------------------------------------------------------------------
Total Stockholders' Equity                                          3,501,481       4,427,488
---------------------------------------------------------------------------------------------
                                                                  $ 4,103,307     $ 4,737,152
---------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Operations
Three years ended June 30, 1996

                                            1996             1995             1994
-------------------------------------------------------------------------------------
Sales                                   $ 5,703,865      $ 5,252,361      $ 4,720,621
-------------------------------------------------------------------------------------

Cost of goods sold                        6,441,227        6,423,227        5,411,723
General and administrative expenses         282,962          305,579          409,041
-------------------------------------------------------------------------------------
                                          6,724,189        6,728,806        5,820,764
-------------------------------------------------------------------------------------
Loss from operations                     (1,020,324)      (1,476,445)      (1,100,143)
Other income (expense):
  Interest and other earnings               103,837          196,788          157,715
  Loss on investments                        (6,432)              --          (61,522)
-------------------------------------------------------------------------------------
Loss before income taxes                   (922,919)      (1,279,657)      (1,003,950)
Income tax benefit                               --               --          261,491
-------------------------------------------------------------------------------------
Net loss                                $  (922,919)     $(1,279,657)     $  (742,459)
-------------------------------------------------------------------------------------
Earnings per share:
Net loss                                $     (1.90)     $     (2.55)     $     (1.48)
-------------------------------------------------------------------------------------

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                           Unrealized
                                                        Additional                                       Holding Gains
                                         Common           Paid-In          Retained        Treasury    on Available-for
                                          Stock           Capital          Earnings          Stock      Sale Securities
-----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                  $   411,726      $ 2,667,377      $ 7,044,095      $(3,554,422)     $        --
Net loss                                        --               --         (742,459)              --               --
-----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                  $   411,726      $ 2,667,377      $ 6,301,636      $(3,554,422)     $        --
Net loss                                        --               --       (1,279,657)              --               --
Purchase of treasury stock                      --               --               --         (122,260)              --
Unrealized gain on available-
  for-sale securities                           --               --               --               --            3,088
-----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                      411,726        2,667,377        5,021,979       (3,676,682)           3,088
Net loss                                        --               --         (922,919)              --               --
Retirement of treasury stock              (168,970)      (1,095,674)      (2,412,038)       3,676,682               --
Recognition of gain upon sale
  of available-for-sale securities              --               --               --               --           (3,088)
-----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                  $   242,756      $ 1,571,703      $ 1,687,022      $        --      $        --
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Three years ended June 30, 1996

                                                             1996             1995             1994
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                 $  (922,919)     $(1,279,657)     $  (742,459)
Adjustments to reconcile net loss to cash (used)
  provided by operating activities:
Depreciation and amortization                                 59,576           76,498          108,973
Unrealized loss on investments                                    --               --           61,522
Gain on sale of assets                                        (8,269)          (1,394)          (4,000)
Decrease (increase) in accounts receivable - trade           123,002         (134,806)         (24,469)
Decrease (increase) in inventories                          (404,776)        (120,979)         452,539
Decrease (increase) in other current assets                   16,201          373,259         (126,387)
Increase (decrease) in accounts payable - trade              258,078           (1,420)          41,008
Increase (decrease) in accrued expenses                       34,084           41,872           10,002
-------------------------------------------------------------------------------------------------------
Net adjustments                                               77,896          233,030          519,188
-------------------------------------------------------------------------------------------------------
Net cash used by operating activities                       (845,023)      (1,046,627)        (223,271)

Cash flows from investing activities:
Purchase of investments and certificates of deposit         (556,124)         (22,543)      (2,077,283)
Proceeds from sale of investments and redemption of
 certificates of deposit                                   1,418,532           59,852          298,969
Purchase of property and equipment                           (38,276)         (37,475)         (45,441)
Proceeds from sale of equipment                                   --            4,500            4,000
-------------------------------------------------------------------------------------------------------
Net cash provided (used) by
 Investing activities                                        824,132            4,334       (1,819,755)

Cash flows from financing activities:
Purchase of treasury stock                                        --         (122,260)              --
-------------------------------------------------------------------------------------------------------
Net cash used by financing activities                             --         (122,260)              --
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalent          (20,891)      (1,164,553)      (2,043,026)
Cash and cash equivalents at beginning of year               607,954        1,772,507        3,815,533
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $   587,063      $   607,954      $ 1,772,507
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

2.  Certificates of Deposit

The Company holds certificates of deposit at various financial institutions throughout the United States. The value at June 30, 1996 by year of maturity is as follows:

Fiscal year ended June 30
-----------------------------------------------------------------------------

1997                                                         $        300,000
1998                                                                        -
1999                                                                  525,344
-----------------------------------------------------------------------------

Total                                                        $        825,344
-----------------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


3.  Investments - Available-for-Sale Securities

During the year ended June 30, 1996, the Company sold its interest in debt and equity securities. Sales proceeds and realized gains and losses on these transactions were as follows:

                                                                 Net Realized
                                      Sales Proceeds             Gains(Losses)
------------------------------------------------------------------------------
Mortgage backed securities             $     372,238            $      (6,759)
T-bills                                      562,681                      339
Obligations of other U.S.
  Government agencies                        204,375                      (12)
------------------------------------------------------------------------------

                                       $   1,139,294            $      (6,432)
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

The individual issue, number of units, cost, fair value, and amount carried on the consolidated balance sheet at June 30, 1995 were as follows:

                                                                    Amount
                                                                  Carried On
                     Original                                    Consolidated
                    Number of  Amortized   Amortized     Fair       Balance
Issue                 Units     Quantity      Cost       Value       Sheet
------------------------------------------------------------------------------
FHLMC
  GR 8.75%
  Due 1/3/01          450,000   108,947    $109,967    $108,947    $108,947
FHLMC
  GR 8.25%
  Due 5/17/01         600,000   139,146     138,746     142,799     142,799
FNMA
  POOL 9.25%
  Due 7/16/01         980,968   114,347     119,438     120,493     120,493
TVA Bond
  Ser 1989
  8.25%
  Due 11/16/96        200,000   200,000     206,750     205,750     205,750
------------------------------------------------------------------------------


Available for
 Sale Securities
 June 30, 1995                             $574,901    $577,989    $577,989
------------------------------------------------------------------------------

Amortized cost and fair values of available-for-sale securities by majority security type at June 30, 1995 were as follows:

                                                 Gross
                               Amortized       Unrealized             Fair
                                  Cost       Gains (Losses)           Value
------------------------------------------------------------------------------

Obligations of other
  U.S. Gov't agencies         $   206,750    $      (1,000)         $  205,750
Mortgage backed securities        368,151            4,088             372,239
------------------------------------------------------------------------------

                              $   574,901    $       3,088          $  577,989
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

5.  Inventories

Inventories consist of the following at June 30:

                                 1996                      1995
------------------------------------------------------------------------------
Raw materials                $  984,269                  $ 782,781
Work in process                 549,802                    325,157
Finished goods                   30,943                     60,900
------------------------------------------------------------------------------
                             $1,565,014                 $1,168,838
------------------------------------------------------------------------------

6.  Property, Plant and Equipment

Property, Plant and Equipment consists of the following at June 30:

                                        1996                1995
------------------------------------------------------------------------------
Buildings and improvements           $  127,833        $   127,833
Machinery and equipment               2,753,994          2,715,718
------------------------------------------------------------------------------
                                      2,881,827          2,843,551

Less accumulated depreciation        (2,677,734)        (2,618,158)
------------------------------------------------------------------------------
                                     $  204,093         $  225,393
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

                                   1996              1995              1994
------------------------------------------------------------------------------
Benefit computed                 $(314,700)        $(437,185)        $(316,068)
Unrealized tax benefit             309,000           432,068            40,938
Nondeductible expenses               5,700             5,117            13,639
------------------------------------------------------------------------------
Reported benefit for
  income taxes                   $       -         $       -         $(261,491)
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

Deferred tax assets at June 30, 1996 and 1995 consist of the following:

                                                1996             1995
------------------------------------------------------------------------------
  Deferred tax assets
   Unrealized losses                        $         -       $   21,000
   Net operating loss carryforward              787,000          482,000
   Other                                          1,000            2,000
------------------------------------------------------------------------------
                                                788,000          505,000
  Less valuation allowance                     (788,000)         505,000
------------------------------------------------------------------------------
  Amount reported on balance sheet          $         -       $        -
------------------------------------------------------------------------------

8.  Interest and Other Earnings

The components of interest and other earnings are as follows:

                                   1996              1995             1994
------------------------------------------------------------------------------
Interest income                 $  103,837        $  187,705        $ 152,372
Gain on sale of equipment                -             1,394            4,000
Miscellaneous income                     -             7,689            1,343
------------------------------------------------------------------------------
Total                           $  103,837         $ 196,788        $ 157,715
------------------------------------------------------------------------------

9.  Significant Customers

The Company sells a substantial portion of its inventory to the U.S. Government and to two industrial customers in 1996 and one industrial customer in 1995 and 1994. Sales to and accounts receivable from these customers for the past three years were as follows:

                 U.S. Government                Industrial Customer
              Sales             A/R           Sales               A/R
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

10.  Commitments and Contingencies

a.  Leases

The Company conducts its operations from leased facilities, which include a manufacturing plant and office. Total rental expense for 1996, 1995 and 1994 amounted to $89,511, $83,240 and $83,181, respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1996 follows:

Year Ending June 30,
------------------------------------------------------------------------------
 1997                                         $     79,992
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

Kreisler Manufacturing Corporation
Corporate Financial Statements
Five years ended June 30, 1996

(In thousands except share amounts)       1996         1995         1994         1993         1992
---------------------------------------------------------------------------------------------------
Net sales                               $ 5,704      $ 5,252      $ 4,721      $ 5,270      $ 6,028
Cost of goods sold                        6,441        6,423        5,412        5,276        6,434
---------------------------------------------------------------------------------------------------
Gross (loss) profit                        (737)      (1,171)        (691)          (6)        (406)
General and administrative expenses         283          306          409          291          275
---------------------------------------------------------------------------------------------------
Operating (loss) earnings                (1,020)      (1,477)      (1,100)        (297)        (681)
Other income (expense):
Interest and other income                   104          197          158          181          156
Loss on investments                          (7)          --          (62)          --           --
---------------------------------------------------------------------------------------------------
(Loss) earnings before taxes               (923)      (1,280)      (1,004)        (116)        (525)
Income tax (benefit) expense                 --           --         (262)         (33)        (165)
---------------------------------------------------------------------------------------------------
Net (loss) earnings                     $  (923)     $(1,280)     $  (742)     $   (83)     $  (360)
---------------------------------------------------------------------------------------------------
Net (loss) earning per share            $ (1.90)     $ (2.55)     $ (1.48)     $  (.17)     $  (.72)
---------------------------------------------------------------------------------------------------
At year end:
Total Assets                            $ 4,103      $ 4,737      $ 6,096      $ 6,787      $ 6,878
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

                                  1996                   1995                    1994
---------------------------------------------------------------------------------------------
                           Sales Price Range       Sales Price Range       Sales Price Range
Quarter                     High        Low        High         Low        High         Low
---------------------------------------------------------------------------------------------
June 30                    4 1/2       2 3/4           8       6 1/4       6 3/4        6 3/4
March 31                   5 1/4       2 3/4       6 1/4       6 1/4       7 1/2        7 1/2
December 31                5 1/2       4 1/4      *6 3/4       6 1/4       8 1/4        7 1/2
September 30               6 1/4       5 1/2      *6 3/4       6 3/4       8 1/2        7 1/2

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



AUDITORS                                                               COUNSEL
GREGORY, SHARER & STUART                                               BLANK, ROME, COMISKY & McCAULEY
Certified Public Accountants                                           4 Penn Central Plaza
100 Second Avenue South, Suite 606                                     Philadelphia, PA  19103
St. Petersburg, FL  33701
---------------------------------------------------------------------------------------------------------------

   CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707

                  This entire report printed on Recycled Paper