Form 10KSB40, Exhibit 13
period 1997-06-30
KREISLER MANUFACTURING CORP
filed 1997-09-29
CIK 56806

                               1997 ANNUAL REPORT

                       KREISLER MANUFACTURING CORPORATION

TO OUR STOCKHOLDERS

         It was a very good year for Kreisler. Net profit for fiscal year 1996-1997 was $971,000 or 10.3% compared to a loss of $923,000 or 16.2% in the comparable period in the prior year. Earnings (loss) per share in 1997 and 1996 was $2.00 compared to $(1.90) respectively. Profit for fiscal year 1997 was favorably impacted by a $295,000 or $0.61 per share deferred tax benefit.

         Fiscal year 1996-1997 sales were $9,402,000 compared to $5,704,000 in the prior year--an increase of $3,698,000 or 65%. As the airline industry continues its strong forward momentum, our backlog has approximately doubled again as it did in the prior year. The aerospace industry forecasts a continued steady growth over the next five years at four to five percent per year.

         Three important events occurred over the past year. First a return to profitability. The second was being able to demonstrate our ability to significantly increase our capacity, and the third to show tremendous improvement in our on time delivery. From one of our major customers we received a best supplier of the year award for engineering support and on time delivery.

         All our employees should be justly complimented and proud of the above accomplishments. Our goal for the coming year is to increase our sales, improve profitability and continued improvement in on time deliveries.

         Kreisler has turned the corner for its stockholders, employees and customers. It has been a difficult five years, but we now look forward to more prosperous years ahead. For those shareholders who have stayed with us through the lean years we thank you and we hope for you and all our shareholders generous rewards. Thank you for your continued support.

Sincerely,

/s/ Edward L. Stern

Edward L. Stern
President and Chairman of the Board

September 17, 1997

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 1997 and 1996

----------------------------------------------------------------------- --------------------- -------- -------------------
                                                                                   1997                          1996
----------------------------------------------------------------------- --------------------- -------- -------------------
Assets
Cash and cash equivalents                                                           $691,916                     $587,063
Certificates of deposit - current                                                     -                           300,000
Accounts receivable - trade                                                        1,609,913                      891,360
Inventories                                                                        1,822,570                    1,573,614
Deferred tax asset                                                                   300,000                        -
Other current assets                                                                  22,987                       21,833
----------------------------------------------------------------------- --------------------- -------- -------------------
Total Current Assets                                                               4,447,386                    3,373,870
----------------------------------------------------------------------- --------------------- -------- -------------------
Certificates of deposit                                                              554,934                      525,344
Property, plant and equipment, at cost less accumulated
  depreciation of $2,724,581 for 1997 and $2,677,734 for 1996                        197,246                      204,093
----------------------------------------------------------------------- --------------------- -------- -------------------
                                                                                   5,199,566                   $4,103,307
----------------------------------------------------------------------- --------------------- -------- -------------------

Liabilities and Stockholders' Equity
Accounts payable - trade                                                            $552,959                     $401,896
Accrued expenses                                                                     174,216                      199,930
----------------------------------------------------------------------- --------------------- -------- -------------------
Total Current Liabilities                                                            727,175                      601,826
----------------------------------------------------------------------- --------------------- -------- -------------------

Stockholders' Equity
Common Stock, $.50 par value - 3,000,000 shares authorized;
485,512 shares issued and outstanding for 1997 and 1996                              242,756                      242,756
Additional paid - in - capital                                                     1,571,703                    1,571,703
Retained earnings                                                                  2,657,932                    1,687,022
----------------------------------------------------------------------- --------------------- -------- -------------------
Total Stockholders' Equity                                                         4,472,391                    3,501,481
----------------------------------------------------------------------- --------------------- -------- -------------------
                                                                                  $5,199,566                   $4,103,307
----------------------------------------------------------------------- --------------------- -------- -------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Operations
Three years ended June 30, 1997

----------------------------------------------------- ------------------------ ------------------------ -------------------------
                                                                     1997                    1996                      1995
----------------------------------------------------- ------------------------ ------------------------ -------------------------
Sales                                                              $9,402,005               $5,703,865                $5,252,361
----------------------------------------------------- ------------------------ ------------------------ -------------------------

Cost of goods sold                                                  8,513,738                6,441,227                 6,423,227
Selling, general and administrative expenses                          282,221                  282,962                   305,579
----------------------------------------------------- ------------------------ ------------------------ -------------------------
                                                                    8,795,959                6,724,189                 6,728,806
----------------------------------------------------- ------------------------ ------------------------ -------------------------

Profit (loss) from operations                                         606,046               (1,020,324)               (1,476,445)
Other income (expense):
Interest and other earnings                                            69,864                  103,837                   196,788
(Loss) on investments                                                    -                      (6,432)                    -
----------------------------------------------------- ------------------------ ------------------------ -------------------------
Profit (loss) before income taxes                                     675,910                 (922,919)               (1,279,657)
Income tax benefit                                                    295,000                    -                        -
----------------------------------------------------- ------------------------ ------------------------ -------------------------

Net Profit (loss)                                                    $970,910               $(922,919)              $(1,279,657)
----------------------------------------------------- ------------------------ ------------------------ -------------------------
Earnings per share:
Net Profit (loss)                                                       $2.00                  $(1.90)                   $(2.55)
----------------------------------------------------- ------------------------ ------------------------ -------------------------

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                      Unrealized
                                                   Additional                                        Holding Gains        Total
                                     Common          Paid-In         Retained         Treasury     on Available-for   Stockholders'
                                      Stock          Capital         Earnings           Stock       Sale Securities       Equity
--------------------------------- -------------- ---------------- ---------------- --------------- ----------------- --------------
Balance June 30, 1994                  $411,726       $2,667,377       $6,301,636    $(3,554,422)        $ -            $5,826,317
Net loss                                                               (1,279,657)                                      (1,279,657)
Purchase of treasury stock                                                              (122,260)                         (122,260)
Unrealized gain on available-
for-sale securities                                                                                           3,088          3,088
--------------------------------- -------------- ---------------- ---------------- --------------- ----------------- --------------
Balance June 30, 1995                   411,726        2,667,377        5,021,979     (3,676,682)             3,088     $4,427,488
Net loss                                                                 (922,919)                                        (922,919)
Retirement of treasury stock           (168,970)      (1,095,674)      (2,412,038)     3,676,682                              -
Recognition of gain upon sale
 of available-for-sale                                                                                       (3,088)        (3,088)
securities
--------------------------------- -------------- ---------------- ---------------- --------------- ----------------- --------------
Balance June 30, 1996                   242,756        1,571,703        1,687,022             -            -            $3,501,481
Net profit                                                                970,910                                          970,910
--------------------------------- -------------- ---------------- ---------------- --------------- ----------------- --------------
Balance June 30, 1997                  $242,756       $1,571,703       $2,657,932        $    -          $ -            $4,472,391
--------------------------------- -------------- ---------------- ---------------- --------------- ----------------- --------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Three years ended June 30, 1997

------------------------------------------------------------- ---------------------- --------------------- ----------------------
                                                                           1997                   1996                1995
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Cash flows from operating activities:
Net profit (loss)                                                          $970,910            $(922,919)           $(1,279,657)
Adjustments to reconcile net profit (loss) to
 cash (used) provided by operating activities:
Depreciation and amortization                                                59,509               59,576                 76,498
Gain on sale of assets                                                       (1,000)              (8,269)                (1,394)
Decrease (increase) in accounts receivable-trade                           (718,553)             123,002               (134,806)
Decrease (increase) in inventories                                         (248,956)            (404,776)              (120,979)
Decrease (increase) in other current assets                                  (1,154)              16,201                373,259
Decrease (increase) in deferred tax asset                                  (300,000)                 -                      -
Increase (decrease) in accounts payable-trade                               151,063              258,078                 (1,420)
Increase (decrease) in  accrued expenses                                    (25,715)              34,084                 41,872
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Net adjustments                                                          (1,084,806)              77,896                233,030
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Net cash (used) by operating activities                                    (113,896)            (845,023)            (1,046,627)


Cash flows from investing activities:
Purchases of investments and certificates of deposit                        (29,590)            (556,124)               (22,543)
Proceeds from sale of investments and redemption of
   certificates of deposit                                                  300,000            1,418,532                 59,852
Purchase of property, plant and equipment                                   (52,661)             (38,276)               (37,475)
Proceeds from sale of equipment                                               1,000                 -                     4,500
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Net cash provided by investing activities                                   218,749              824,132                  4,334


Cash flows from financing activities:
Purchase of treasury stock                                                    -                     -                  (122,260)
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Net cash used by financing activities                                         -                     -                  (122,260)
------------------------------------------------------------- ---------------------- --------------------- ----------------------

Net increase (decrease) in cash and cash equivalents                        104,853              (20,891)            (1,164,553)
Cash and cash equivalents at beginning of year                              587,063              607,954              1,772,507
------------------------------------------------------------- ---------------------- --------------------- ----------------------
Cash and cash equivalents at end of year                                   $691,916             $587,063               $607,954
------------------------------------------------------------- ---------------------- --------------------- ----------------------

See accompanying notes to Consolidated Financial Statements

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 1997


1.  Summary of Significant Accounting Policies:

a.  Operations

Kreisler Manufacturing Corporation (the "Company") fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial applications. These products include tube assemblies of multiple sizes and configuration, vane inserts, and blade locks.

b.  Consolidation

The consolidated financial statements include the accounts of Kreisler Manufacturing Corporation and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated.

c.  Investments

The Company accounts for investments in accordance with FASB Statement No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Under FAS 115, debt investments that the Company has a positive intent to hold to maturity are classified as "held-to-maturity securities", and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either "held-to-maturity securities" or trading securities are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Company accounts for investment activity using the specific identification method.

d.  Accounts Receivable

The accounts receivable is net of an allowance for uncollectible accounts of $8,600 for 1997 and 1996.

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

g.  Income Taxes

The Company accounts for its income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes" (FAS No. 109), which requires the establishment of a deferred tax asset or liability for the recognition of the tax effect of future deductible or taxable amounts, operating loss, or tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the deferred assets and liabilities during the year. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not.

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

2.  Certificates of Deposit

The Company holds certificates of deposit at various financial institutions throughout the United States. The value at June 30, 1997, by year of maturity is as follows:

Fiscal year ended June 30
-------------------------------------------------------------------------------
1999                                                              $   554,934
-------------------------------------------------------------------------------

3.  Investments - Available-for-Sale Securities

During the year ended June 30, 1996, the Company sold its interest in debt and equity securities. Sales proceeds and realized gains and losses on these transactions were as follows:

                                                                  Net Realized
                                      Sales Proceeds              Gains(Losses)
-------------------------------------------------------------------------------
Mortgage backed securities            $      372,238              $     (6,759)
T-bills                                      562,681                       339
Obligations of other U.S.
  Government agencies                        204,375                       (12)
-------------------------------------------------------------------------------
                                      $    1,139,294              $     (6,432)

-------------------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


3. Investments - Available-for-Sale Securities (cont'd)

Since all investments were sold, the $3,088 of previously unrealized holding gains on available-for-sale securities were reduced to $0 and included in earnings for the year ended June 30, 1996.

4.  Concentration of Credit Risk

The Company maintains cash balances and certificates of deposit at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances at one institution totaled $422,000, and $272,650 at June 30, 1997, and 1996, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

5.  Inventories

Inventories consist of the following at June 30:
                                            1997                     1996
-------------------------------------------------------------------------------
Raw materials                           $ 1,232,044              $1,058,619
Work in process                             528,880                 465,034
Finished goods                               61,646                  49,961
-------------------------------------------------------------------------------
                                        $ 1,822,570              $1,573,614
-------------------------------------------------------------------------------

6.  Property, Plant and Equipment

Property, Plant and Equipment consists of the following at June 30:
                                                1997                1996
-------------------------------------------------------------------------------
Building improvements                        $   145,740         $  127,833
Machinery and equipment                        2,776,087          2,753,994
-------------------------------------------------------------------------------
                                               2,921,827          2,881,827
Less accumulated depreciation                 (2,724,581)        (2,677,734)
-------------------------------------------------------------------------------
                                             $   197,246         $  204,093

Depreciation expense was $59,509, $59,678, and $66,225 for 1997, 1996, and 1995,
respectively.


7.  Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense (benefit) from continuing operations was as follows for the year ended June 30:

                                       1997               1996         1995
-------------------------------------------------------------------------------
Federal Income Taxes (Benefit)
  Current                            $   5,000        $    -        $    -
  Deferred                             236,000         (308,100)     (430,000)
State Income Taxes (Benefit)
  Current                                 -                -             -
  Deferred                              26,000          (41,400)      (52,600)
-------------------------------------------------------------------------------
                                     $ 267,000         (349,500)     (482,600)
Tax Credit                              (5,000)            -             -
Change in valuation allowance         (557,000)         349,500       482,600
-------------------------------------------------------------------------------
                                      (562,000)         349,500       482,600
-------------------------------------------------------------------------------
    Income tax benefit               $(295,000)       $    -        $    -
-------------------------------------------------------------------------------

The actual income tax expense (benefit) attributable to earnings (loss) for the years ended June 30 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

                                             1997        1996         1995
-------------------------------------------------------------------------------
Computed expected tax expense

      (benefit)                          $  230,000   $(313,800)   $(435,100)
Alternative minimum tax                       5,000        -            -
State income tax expense (benefit),
   net of federal income reduction           26,000     (41,400)     (52,600)
Non-deductible expenses                       6,000       5,700        5,100
Valuation allowance increase (decrease)    (557,000)    349,500      482,600
Alternative minimum tax credit               (5,000)       -            -
-------------------------------------------------------------------------------
  (Benefit) provision for income taxes   $ (295,000)  $    -       $    -
-------------------------------------------------------------------------------

Non-deductible expenses relate primarily to life insurance payments and meals and entertainment that are not deductible for income tax purposes. The valuation allowance decreased $557,000 for the year ended June 30, 1997. The use of net operating loss carryforwards to offset the current year taxable income resulted in a benefit of $262,000. Changes in economic circumstances made the utilization of a portion of the net operating loss carryforwards likely, generating a benefit of $295,000.

At June 30, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $1,595,000, expiring over a period of years through 2011; a net operating loss carryforward of approximately $2,692,000 for New Jersey state income tax purposes, expiring over a period of years through 2003; and a net operating loss carryforward for Florida state income tax purposes of approximately $177,000, expiring over a period of years through 2011.

Deferred tax assets consist of the following at June 30:

                                              1997               1996
-------------------------------------------------------------------------------
 Net operating loss carryforward           $ 709,000        $ 976,000
 Other                                         7,000            2,000
 Alternative minimum tax credit                5,000             -
-------------------------------------------------------------------------------
                                               721,000          978,000
 Less valuation allowance                    (421,000)        (978,000)
-------------------------------------------------------------------------------
                                            $ 300,000        $    -
-------------------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements


8.  Interest and Other Earnings

The components of interest and other earnings are as follows:

                                   1997            1996             1995
-------------------------------------------------------------------------------
Interest income                  $ 64,929       $ 103,837        $ 187,705
Gain on sale of equipment            -               -               1,394
Miscellaneous income                4,935            -               7,689
-------------------------------------------------------------------------------
 Total                           $ 69,864       $ 103,837        $ 196,788
-------------------------------------------------------------------------------


9.  Significant Customers

A substantial portion of the Company's sales were to the U.S. Government and to three industrial customers in 1997, two industrial customers in 1996 and one industrial customer in 1995. Sales to and accounts receivable from these customers for the past three years were as follows:

          U.S. Government             Industrial Customers
          Sales         A/R           Sales             A/R
-------------------------------------------------------------------------------
1997      $1,236,000    $ 269,000     $5,951,000        $811,000
1996         592,000      104,000      3,179,000         450,000
1995       1,726,000        4,000      1,704,000         517,000

10.  Commitments and Contingencies

a.  Leases

The Company conducts its operations from leased facilities, which include a manufacturing plant and office. Total rental expense for 1997, 1996 and 1995 amounted to $91,682, $89,511 and $83,240 respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1997, follows:

Year Ending June 30,
-------------------------------------------------------------------------------
 1998                                                            $     79,992
-------------------------------------------------------------------------------

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

As of June 22, 1993, Kreisler Industrial Corporation (KIC), a wholly-owned subsidiary of Kreisler Manufacturing Corporation, was notified by the EPA that the EPA considers KIC to be a Potentially Responsible Party (PRP) pursuant to
Section 107(a) of the Comprehensive Environmental Response Compensation and Liability Act relating to the cleanup of a superfund site in Fairfield, New Jersey (Site).

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

The EPA and a PRP Group have filed suit against KIC for its costs with regard to the Site. Both cases are currently under a stay. KIC does not know the amount which will be sought in these cases. Pursuant to the terms of several insurance policies, the legal defense burden is being shared by these insurance companies.

11.  Related Party Transactions

In June 1995, the Company repurchased from its President 15,897 shares of common stock at an average price of $7.69 per share. The purchase price was within the range of the stock bid and ask amounts for the days purchased.

Consulting fees paid to a board member totaled $42,988, $67,450, and $100,225, in 1997, 1996, and 1995, respectively.

12.  Current Liabilities in Excess of 5%

Liabilities, other than trade payables, at June 30,1997, which exceed 5% of current liabilities include an accrual for payroll of $46,550. At June 30, 1996, there were no liabilities other than trade payables, which exceeded 5% of current liabilities.

                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

GREGORY, SHARER & STUART

/s/ GREGORY, SHARER & STUART

St. Petersburg, Florida
August 12, 1997

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis


Description of Business

     Kreisler Manufacturing Corporation fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial applications. These products fall into three categories. The primary category representing the majority of its business is manifold assemblies consisting of fuel manifolds, air lines, oil lines and de-icer lines. Fuel manifolds supply fuel to the combustion section of the engine. Air lines carry air to cool sections of the engine. Oil lines transfer oil to lubricate various bearings in the engine. De-icer lines transmit hot air to the engine to prevent icing.

     The second category is blade locks, small metal stampings used at the base of turbine blades to lock the blades to the hub.

     The third category is baffles which are inserted into vanes located in the combustion section of the engine for cooling purposes. These are sheet metal parts formed generally in the shape of an airfoil with orifices to achieve this cooling.

1997 Compared to 1996

     Sales increased from $5,704,000 in 1996 to $9,402,000 in 1997. The sales increase of $3,698,000 or 65% reflects an increase of $3,441,000 with six major customers. Our backlog as of June 30, 1997, has again doubled compared to the prior year.

     Gross profit became positive at 9.4% as of June 30, 1997, compared to a negative 13% at the same time in the prior year.

     Net profit before taxes for 1997 were $676,000 or 7.2% , as compared to a loss of $923,000 or 16% in the prior year.

     Capital expenditures were $53,000 compared to $38,000 in the prior year. No budget has been established for 1997-1998 and any such expenditures will be determined as needed.

     Selling, general and administrative expenses stayed the same. Sales commissions increased 150%, but legal and general and administrative expenses declined an equal amount.

     Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Our cash reserves are $1,245,000, a reduction of $155,000 or 11%. At June 30, 1997, working capital was $3,425,000. and a current ratio of 5.7:1. Accounts receivable increased to $1,610,000 from $891,000 -- an increase of $719,000 or

81%. We have no long term debt. Stockholder equity is $9.21 per share compared to $7.21 per share in the prior year -- an increase of $2.00 per share or 28%.


Quarterly Common Stock Data

The Company's stock is traded over-the-counter. There are approximately 400 shareholders. The Company does not anticipate the payment of cash dividends this year. The table below presents a summary of the sales prices for years ended June 30.

                              1997                              1996
-------------------------------------------------------------------------------
                        Sales Price Range                Sales Price Range
Quarter              High               Low           High               Low
June 30              7 1/8               5            4 1/2             2 3/4
March 31             7 1/4             4 5/8          5 1/4             2 3/4
December 31          4 5/8             3 5/8          5 1/2             4 1/4
September 30         3 1/2             2 5/8          6 1/4             5 1/2

Kreisler Manufacturing Corporation and Subsidiaries
Directors and Officers

----------------------------------------------------------------------------------------------------------------------------
DIRECTORS                                                              TRANSFER AGENT
EDWARD L. STERN, Chairman of the Board, President,CEO,                 Common Stock
   Kreisler Manufacturing Corporation,Kreisler Industrial Corporation  American Stock Transfer and Trust Company
ROBERT S. KRUPP, Financial Consultant                                  40 Wall Street
HARRY BRILL-EDWARDS, President, Gas Turbine Consulting                 New York, NY 10005
EDWARD A. STERN, Vice President, Kreisler Industrial
   Corporation                                                         REGISTRAR
MICHAEL D. STERN, Vice President, Kreisler Industrial                  American Stock Transfer and Trust Company
   Corporation                                                         40 Wall Street
                                                                       New York, NY 10005

OFFICERS                                                               COUNSEL
EDWARD L. STERN, Chairman of the Board, President                      BLANK, ROME, COMISKY & McCAULEY
EDWARD A. STERN, Vice President                                        4 Penn Central Plaza
MICHAEL D. STERN, Vice President                                       Philadelphia, PA  19103

AUDITORS                                                               ADDITIONAL INFORMATION
GREGORY, SHARER & STUART                                               Stockholders may obtain, free of charge, a copy of
Certified Public Accountants                                           Kreisler's annual report on Form 10-K filed with the
100 Second Avenue South, Suite 606                                     Securities and Exchange Commission for the year
St. Petersburg, FL  33701                                              ended June 30, 1997, by written or telephone
                                                                       request to the Secretary of Kreisler Manufacturing
                                                                       Corporation, 5960 Central Avenue, Suite H, St.
                                                                       Petersburg, Florida, 33707
                                                                       Telephone 813 - 347 - 1144
----------------------------------------------------------------------------------------------------------------------------

    CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707

                                     [LOGO]

                  This entire report printed on Recycled Paper