Form 10KSB, Exhibit 13
period 1998-06-30
KREISLER MANUFACTURING CORP
filed 1998-09-24
CIK 56806

EXHIBIT 13


                               1998 ANNUAL REPORT


                       KREISLER MANUFACTURING CORPORATION

To Our Stockholders

         Fiscal year ended June 30,1998 Kreisler Manufacturing Corporation reached a record level for the second consecutive year. The excellent performance by its principal and only operating unit, Kreisler Industrial Corporation, established records for both earnings and revenues. The dramatic fifty-nine percent increase in earnings and thirty eight percent increase in revenue compared to the record prior year is enhanced by the backlog increase to fourteen million dollars.

         Over the past two years the company has benefited from net operating loss carryforwards; this coming year these benefits no longer exist. Operating income will continue to improve but net income will be affected by the combined forty percent federal and state tax rate.

         The aerospace markets are dominated by a small number of large manufacturers. General Electric, Pratt & Whitney and Rolls Royce accounted for a substantial portion of the worldwide supply of large aircraft engines. Over the past two years Kreisler's average growth rate has exceeded fifty percent per year. This past year we have made progress in broadening our customer base. This coming year we must continue to focus on marketing, sales and diversifying our product development capabilities. The strategic plan is to achieve more balance in our customer base.

         Kreisler's goal is to build shareholder value via expanded marketing and sales growth and increased productivity and competitiveness.

         Over the past two years Kreisler has recovered from five years of losses by changing its operating management, improving manufacturing systems, enhancing product quality, meeting shipping schedules and re-establishing credibility with our customers. It now seeks a similar approach to expand its marketing efforts as it did with its manufacturing systems. It will continue to increase its market presence in its core competencies and look for opportunities in other markets.

         Our trading volume has increased significantly in fiscal year 1997-1998 and our stock value has escalated substantially since the fall of last year. Stockholder equity has increased 35% (thirty-five percent) this past year. Earnings per share has increased 60% (sixty percent) compared to the same period in the prior year.

         A special word of appreciation is due this year to the officers and employees of Kreisler Industrial Corporation who often, at considerable personal sacrifice, completed a demanding year of record performance. I express sincere thanks for their contribution in 1998 and best wishes for the months ahead in 1999.

Yours Sincerely,


Edward L. Stern
CHAIRMAN OF THE BOARD AND PRESIDENT

September 24, 1998

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 AND 1997

                                                                                 1998         1997
                                                                              ----------   ----------
ASSETS

Cash and cash equivalents                                                     $1,909,048   $  691,916
Certificates of deposits - current                                               587,609         --
Accounts receivable - trade                                                    2,456,788    1,609,913
Inventories                                                                    1,945,800    1,822,570
Deferred tax asset                                                               125,700      300,000
Other current assets                                                              28,056       22,987
                                                                              ----------   ----------
Total Current Assets
                                                                               7,053,001    4,447,386
                                                                              ----------   ----------
Certificates of deposit                                                             --        554,934

Property, plant and equipment, at cost less accumulated
 depreciation of $2,809,552 for 1998 and $2,724,581 for 1997                     322,857      197,246
                                                                              ----------   ----------

                                                                               7,375,858   $5,199,566
                                                                              ----------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable - trade                                                      $  756,057   $  552,959

Accrued expenses                                                                 599,252      174,216
                                                                              ----------   ----------

Total Current Liabilities                                                     $1,355,309      727,175
                                                                              ----------   ----------


Stockholders' Equity

Common Stock, $.125 par value for 1998 and .50 par value for 1997 3,000,000 shares authorized; 1,942,048 and 485,512 shares issued and outstanding
for 1998 and 1997 respectively                                                   242,756      242,756

Additional paid - in - capital                                                 1,571,703    1,571,703

Retained earnings                                                              4,206,090    2,657,932
                                                                              ----------   ----------

Total Stockholders' Equity                                                     6,020,549    4,472,391
                                                                              ----------   ----------

                                                                              $7,375,858   $5,199,566
                                                                              ----------   ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE YEARS ENDED JUNE 30, 1998

                                                    1998           1997            1996
                                               ------------    ------------    ------------
REVENUES                                       $ 13,025,631    $  9,402,005    $  5,703,865
                                               ------------    ------------    ------------

Cost of goods sold                               10,824,630       8,513,738       6,441,227
Selling, general and administrative expenses        437,514         282,221         282,962
                                               ------------    ------------    ------------
                                                 11,262,144       8,795,959       6,724,189
                                               ------------    ------------    ------------

Income (loss) from operations                     1,763,487         606,046      (1,020,324)
Other income:
Interest and other earnings                         101,971          69,864         103,837
(Loss) on investments                                  --              --            (6,432)
                                               ------------    ------------    ------------
Income (loss) before income taxes                 1,865,458         675,910        (922,919)
Income tax (expense) benefit                       (317,300)        295,000            --
                                               ------------    ------------    ------------

Net Income (loss)                              $  1,548,158    $    970,910    $   (922,919)
                                               ------------    ------------    ------------
Earnings per share:
Net Income (loss)  basic shares                $        .80    $        .50    $       (.48)
Net Income (loss)  diluted shares                       .76             .50            (.48)
                                               ------------    ------------    ------------


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  UNREALIZED
                                                   ADDITIONAL                                    HOLDING GAINS         TOTAL
                                      COMMON        PAID-IN         RETAINED       TREASURY     ON AVAILABLE-FOR    STOCKHOLDERS'
                                      STOCK         CAPITAL         EARNINGS         STOCK       SALE SECURITIES       EQUITY
                                  -----------     -------------   -----------     -----------   ----------------    -----------
BALANCE JUNE 30, 1995             $   411,726     $ 2,667,377     $ 5,021,979     $(3,676,682)    $     3,088       $ 4,427,488

Net loss                                 --              --          (922,919)           --              --            (922,919)
Retirement of treasury stock         (168,970)     (1,095,674)     (2,412,038)      3,676,682            --                --
Recognition of gain upon sale            --              --              --              --              --                --
of available-for-sale securities         --              --              --              --            (3,088)           (3,088)
                                  -----------     -----------     -----------     -----------     -----------       -----------
BALANCE JUNE 30, 1996                 242,756       1,571,703       1,687,022            --              --           3,501,481
Net profit                               --              --           970,910            --              --             970,910
                                  -----------     -----------     -----------     -----------     -----------       -----------
BALANCE JUNE 30, 1997                 242,756       1,571,703       2,657,932            --              --           4,472,391
Net Profit                               --              --         1,548,158            --              --           1,548,158
                                  -----------     -----------     -----------     -----------     -----------       -----------
BALANCE JUNE 30, 1998             $   242,756     $ 1,571,703     $ 4,206,090            --              --         $ 6,020,549
                                  -----------     -----------     -----------     -----------     -----------       -----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE YEARS ENDED JUNE 30, 1998

                                                          1998           1997           1996
                                                       -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $ 1,548,158    $   970,910    $  (922,919)
Adjustments to reconcile net income to
 cash provided (used) by operating activities:
Depreciation and amortization                               84,970         59,509         59,576
Gain on sale of assets                                        --           (1,000)        (8,269)
Increase) decrease in operating assets:
Accounts receivable - trade                               (846,875)      (718,553)       123,002
Inventories                                               (123,230)      (248,956)      (404,776)
Other current assets                                        (5,068)        (1,154)        16,201
Deferred tax asset                                         174,300       (300,000)          --
Increase(decrease) in operating liabilities:
Accounts payable - trade                                   203,097        151,063        258,078
Accrued expenses                                           425,037        (25,715)        34,084
                                                       -----------    -----------    -----------
Net adjustments                                            (87,769)    (1,084,806)        77,896
                                                       -----------    -----------    -----------
Cash provided (used) by operating activities             1,460,389       (113,896)      (845,023)


CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments and certificates of deposit       (32,676)       (29,590)      (556,124)
Proceeds from sale of investments and redemption of
   certificates of deposit                                    --          300,000      1,418,532
Purchase of property, plant and equipment                 (210,581)       (52,661)       (38,276)
Proceeds from sale of equipment                               --            1,000           --
                                                       -----------    -----------    -----------
Cash provided (used) by investing activities              (243,257)       218,749        824,132

Increase (decrease) in cash and cash equivalents         1,217,312        104,853        (20,891)
Cash and cash equivalents at beginning of year             691,916        587,063        607,954
                                                       -----------    -----------    -----------
Cash and cash equivalents at end of year               $ 1,909,048    $   691,916    $   587,063
                                                       -----------    -----------    -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

OPERATIONS
Kreisler Manufacturing Corporation (the "Company") fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial applications. These products include tube assemblies of multiple sizes and configuration, vane inserts, and blade locks.

PRINCIPLES OF  CONSOLIDATION
The consolidated financial statements include the accounts of Kreisler Manufacturing Corporation and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated.

STOCK SPLIT
On December 2, 1997, the Company declared a 4 for 1 stock split on its common stock. All share-related data in these consolidated financial statements have been adjusted retroactively to give effect to these events as if they occurred at the beginning of the earliest period presented.

ACCOUNTS RECEIVABLE
The accounts receivable is net of an allowance for uncollectible accounts of $8,600 for 1998 and 1997.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs, which do not improve efficiency or extend the useful life, are charged to operations as incurred. Asset and related accumulated depreciation amounts are relieved from the accounts for retirements or dispositions. Resulting gains or losses are reflected in earnings. Depreciation is computed using accelerated methods over the estimated useful lives three to ten years for machinery and equipment while the straight line method is used over the term of leases for building improvements.

STOCK BASED COMPENSATION
In October 1995, the FASB issued SFAS No.123 "Accounting for Stock-Based Compensation" (FASNo.123) which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 (APB25) FAS No. 123 encourages but does not require companies to recognize expense for stock based awards based on their fair market value at date of grant. Statement 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The Company has elected to adopt the disclosure requirements of FAS No. 123 but will continue to account for stock-based compensation under APB 25.

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

EARNINGS PER SHARE
The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS128") during 1998, which requires disclosure of basic and diluted earnings per share. Under the new standard, basic earnings per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings per share includes the dilutive effects of stock options and other potentially dilutive securities. All prior period disclosures have been restated to conform with current year presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1998


2.  CASH AND CASH EQUIVALENTS
The Company classifies all highly liquid investments with an initial maturity of three months or less as cash equivalents.

3.  CONCENTRATION OF CREDIT RISK
The Company maintains cash balances and certificates of deposit at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances at one institution totaled $1,628,305, and $422,000 at June 30, 1998, and 1997, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

4.  INVENTORIES
Inventories consist of the following at June 30:

                                                    1998                 1997
                                                 ----------           ----------
Raw materials                                    $1,441,560           $1,232,044
Work in process                                     412,500              528,880
Finished goods                                       91,740               61,646
                                                 ----------           ----------
                                                 $1,945,800           $1,822,570
                                                 ----------           ----------

5. PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment consists of the following at June 30:

                                                     1998               1997
                                                 -----------        -----------

Building improvements                            $   172,581        $   145,740
Machinery and equipment                            2,959,828          2,776,087
                                                 -----------        -----------
                                                 $ 3,132,409        $ 2,921,827
Less Accumulated Depreciation                     (2,809,552)        (2,724,581)
                                                 -----------        -----------
                                                 $   322,857        $   197,246
                                                 -----------        -----------
Depreciation expense was $84,970, $59,509, and $59,576 for 1998, 1997, and 1996,
respectively.

6.  INCOME TAXES
The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense (benefit) from continuing operations was as follows for the year ended June 30:

FEDERAL INCOME TAXES (BENEFIT)               1998          1997          1996
-----------------------------             ---------     ---------     ---------
Current                                   $ 143,000     $   5,000     $    --
  Deferred                                  497,500       236,000      (308,100)
State Income Taxes (Benefit)
  Deferred                                   97,800        26,000       (41,400)
                                          ---------     ---------     ---------
                                            738,300       267,000      (349,500)
Tax Credit                                     --          (5,000)         --
Change in valuation allowance              (421,000)     (557,000)      349,500
                                          ---------     ---------     ---------
                                           (421,000)     (562,000)      349,500
Income tax  expense  (benefit)            $ 317,300     $(295,000)    $    --
                                          ---------     ---------     ---------

The actual income tax expense (benefit) attributable to earnings (loss) for the years ended June 30 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

                                               1998         1997         1996
                                            ---------    ---------    ---------
Computed expected tax expense
      (benefit)                             $ 634,500    $ 230,000    $(313,800)
Alternative minimum tax                          --          5,000         --
State income tax expense (benefit),
   net of federal income reduction             97,800       26,000      (41,400)
Non-deductible expenses                         6,000        6,000        5,700
Valuation allowance increase (decrease)      (421,000)    (557,000)     349,500
Alternative minimum tax credit                   --         (5,000)        --
                                            ---------    ---------    ---------
  (Benefit) provision for income taxes      $ 317,300    $(295,000)   $    --
                                            ---------    ---------    ---------

Non deductible expenses relate primarily to life insurance payments, and meals and entertainment that are not deductible for income tax purposes. The use of net operating loss carry forwards to offset the 1997 taxable income resulted in a benefit of $262,000. Also changes in economic circumstances in 1997 and 1998 made the utilization of the remaining net operating loss carryforwards likely, generating a benefit of $295,000 for 1997 and $421,000 for 1998.

At June 30, 1998 the company had no net operating loss carryforward for federal income tax purposes, a net operating loss carryforward of approximately $642,000 for New Jersey state income tax purposes, expiring over a period of years through 2003; and a net operating loss carryforward for Florida state income tax purposes of approximately $142,000, expiring over a period of years through 2011.

Deferred tax assets consist of the following at June 30:

                                                         1998            1997
                                                      ---------       ---------
 Net operating loss carryforward                      $  65,600       $ 709,000
 Other                                                   60,100           7,000
 Alternative minimum tax credit                            --             5,000
                                                      ---------       ---------
                                                        125,700         721,000
Less valuation allowance                                   --          (421,000)
                                                      $ 125,700       $ 300,000
                                                      ---------       ---------

7.  INTEREST AND OTHER EARNINGS
The components of interest and other earnings are as follows:

                                            1998           1997           1996
                                          --------       --------       --------
Interest income                           $ 94,573       $ 64,929       $103,837
                                          --------       --------       --------
Miscellaneous Income                         7,398          4,935           --
                                          --------       --------       --------
Total                                     $101,971       $ 69,864       $103,837
                                          --------       --------       --------

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. STOCK OPTION PLAN
The Company's Stock Option Plan (Plan) was approved by the shareholders of the Company in November 1997, effective August 5, 1997. A maximum of 280,000 shares of the Company's common stock may be issued under the Plan. The maximum term of the stock options granted is ten years and optionees vest in the options over a three-year period.

The purpose of the Plan is to provide additional incentives to officers, other key employees, and directors of and important consultants to the Company by encouraging them to invest in shares of the Company's common stock and, thereby, acquire a proprietary interest in the Company and an increased personal interest in the Company's continued success and progress.

Options under the Plan may be options which qualify under Section 422 of the Internal Revenue Code (Incentive Stock Options), or options which do not qualify under Section 422 (Nonqualified Options).

On August 5, 1997, Incentive Stock Options and Nonqualified Options to purchase 20,000 and 112,000 shares, respectively, at a price of $1.25 per share were granted. The quoted market price of the Company's stock at that time was $1.46 per share. The term of the granted options is ten years. As of June 30, 1998, no options are exercisable.

The fair value of these options was estimated at $.67 each using the Black-Scholes option pricing model. The following assumptions were used: (1) risk free interest rate of 6.13%, (2) dividend yield of 0%, (3) expected lives of 5 years, and (4) volatility of 32.18%. Since none of the options had vested as of June 30, 1998, no compensation cost was recognized under APB 25 or required to be recognized under FAS No.123. Accordingly, the Company's reported income and earnings per share as of June 30, 1998 are the same under both accounting methods.

9. EARNINGS PER SHARE
                                      1998             1997             1996
                                  -----------      -----------      -----------

BASIC EPS:
Net Income                        $ 1,548,158      $   970,910      $  (922,919)
Basic Shares                        1,942,048        1,942,048        1,942,048
Per Share                         $       .80      $       .50      $      (.48)
                                  ===========      ===========      ===========
DILUTED EPS:
Net Income                        $ 1,548,158      $   970,910      $  (922,919)
Effect of options                      98,689
Diluted shares                      2,040,737        1,942,048        1,942,048
Per Share                         $       .76      $       .50      $      (.48)
                                  ===========      ===========      ===========



10.  SIGNIFICANT CUSTOMERS
A substantial portion of the Company's sales were to three industrial customers and the U.S. Government in 1998 and 1997 and two industrial customers and the U.S. Government in 1996. Sales to and accounts receivable from these customers for the past three years were as follows:

                U.S. GOVERNMENT              INDUSTRIAL CUSTOMERS
            SALES             A/R            SALES            A/R
          ----------      ----------      ----------      ----------
1998      $1,219,000      $  354,800      $8,913,300      $1,525,500
1997       1,236,000         269,000       5,951,000         811,000
1996         592,000         104,000       3,179,000         450,000
          ==========      ==========      ==========      ==========


11.  COMMITMENTS AND CONTINGENCIES
LEASES
The Company conducts its operations from leased facilities, which include a manufacturing plant and office. Total rental expense for 1998, 1997 and 1996 amounted to $91,855, $91,682 and $89,511 respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1998, follows:

YEAR ENDING JUNE 30,
--------------------
 1998       $ 79, 992

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES (CONT'D)

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

As of June 22, 1993, Kreisler Industrial Corporation (KIC), a wholly-owned subsidiary of Kreisler Manufacturing Corporation, was notified by the EPA that the EPA considers KIC to be a Potentially Responsible Party (PRP) pursuant to
Section 107(a) of the Comprehensive Environmental Response Compensation and Liability Act relating to the cleanup of a superfund site in Fairfield, New Jersey (Site)..

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

12.  RELATED PARTY TRANSACTIONS;
Consulting fees paid to a board member totaled $0, $42,988 and $67,450, in 1998, 1997, and 1996, respectively.

13.  CURRENT LIABILITIES IN EXCESS OF 5%
Liabilities, other than trade payables, at June 30,1998, which exceed 5% of current liabilities include an accrual for payroll of $66,690 and a bonus payable of $236,000. At June 30, 1997,there was accrued payroll of $46,550.

     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

GREGORY, SHARER & STUART

/s/ GREGORY, SHARER & STUART
----------------------------
St. Petersburg, Florida
August 14, 1998

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS
     Kreisler Manufacturing Corporation is a Delaware business corporation which was incorporated on December 13, 1968. Kreisler Manufacturing Corporation and its wholly-owned subsidiary, Kreisler Industrial Corporation (collectively the "Company") which was incorporated in New Jersey July 3, 1956 manufacture precision metal components and assemblies at Elmwood Park, New Jersey for use in military and commercial aircraft engines.

 PRODUCTS
    The Company fabricates precision metal components and assemblies primarily for aircraft engines with both military and commercial applications. The primary function of the Company's products is to transport fluids, including air, to various parts of the aircraft or aircraft engine. The redirection of air is a major element in reducing the high temperatures generated by aerospace propulsion. These high temperatures are a limiting factor in increasing thrust in jet engines.

FORWARD LOOKING STATEMENTS

     This Annual Report on Form 10KSB contains forward looking statements, particularly with respect to the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Additional written or oral forward-looking statements may be made by the Company from time to time, in filings with the SEC or otherwise. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenue, income, losses, cash flows, capital expenditures, plans for future operation, financing needs or plans, plans relating to products or services of the Company, estimates concerning the effects of litigation or other disputes, as well as assumptions to any of the foregoing.

      Forward-looking statements are inherently subject to risks and uncertainties, some of which can not be predicted. Future events and actual results could differ materially from those set forth in or underlying the forward- looking statements.

1998 COMPARED TO 1997
     Revenues increased from $9,402,000 in 1997 to $13,026,000 in 1998. The revenue increase of $3,624,000 or 39% reflects an increase of $3,621,000 with five major customers. Our backlog as of June 30,1998, has increased by 17% compared to the prior year. Gross profit has increased from 9% to 17% as of June 30, 1998, with a productivity increase of 15%. Income before taxes for 1998 were $1,865,000 or 14% of revenues, as compared to $676,000 or 7% of revenues in the prior year.

     Capital expenditures were $211,000 compared to $53,000 in the prior year. No budget has been established for 1998-1999 and any such, expenditures will be determined as needed.

     Selling, general and administrative expenses increased by $155,000 or 55%. The primary increases were bonuses, legal and stock administration expenses.

     Short-term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Our cash reserves are $2,500,000, an increase of $1,250,000 or 100%. At June 30, 1998 working capital was $5,698,000 and a current ratio of 5.2:1. Accounts receivable increased to $2,457,000 from $1,610,000, an increase of $847,000 or 53%. We have no long- term debt. Stockholder equity is $3.10 per share compared to $2.30 per share in the prior year, an increase of $ .80 per share or 35%.

      Growth in the number of commercial flights increases the frequency of accidents. Management has concern bout aviation safety and by December 1998, Kreisler expects to have its ISO 9000 quality certification. As our Company has grown so has our dependency on a few customers. We recognize the problem and we are in the process of expanding our sales and marketing effort. The Asian problem has not affected us yet but as aircraft manufacturers catch up on their delivery schedule there could be an impact as the delivery of planes are deferred or cancelled. The Company has reviewed its critical information systems for Year 2000 compliance and has initiated plans to remedy any deficiencies in a timely manner. As a result of the review and actions plan, the Company believes the cost of such remedial corrective actions are not material to the Company's financial position, results of operations or cash flows. The Company plans to be Year 2000 compliant by December 1998.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS


QUARTERLY COMMON STOCK DATA

The Company's stock is traded over-the-counter. There are approximately 1000 shareholders. The Company does not anticipate the payment of cash dividends this year. The table below presents a summary of the sales prices for years ended June 30.


                                   1998                         1997
                             ----------------             ------------------
Quarter                      High        Low              High         Low
First - September 30          7.00       1.69              .88          .66
Second - December 31         17.75       5.25             1.16          .91
Third - March  31            13.00       6.25             1.81         1.16
Fourth - June 30             10.63       6.75             1.78         1.25

DIRECTORS AND OFFICERS

DIRECTORS

EDWARD L. STERN, CHAIRMAN OF THE BOARD, PRESIDENT,CEO,
KREISLER MANUFACTURING CORPORATION,KREISLER INDUSTRIAL
  CORPORATION
ROBERT S. KRUPP, FINANCIAL CONSULTANT
HARRY BRILL-EDWARDS, PRESIDENT, GAS TURBINE CONSULTING
EDWARD A. STERN, VICE PRESIDENT, KREISLER INDUSTRIAL
  CORPORATION
MICHAEL D. STERN, VICE PRESIDENT, KREISLER INDUSTRIAL
  CORPORATION

OFFICERS

EDWARD L. STERN, CHAIRMAN OF THE BOARD,
PRESIDENT
EDWARD A. STERN, VICE PRESIDENT
MICHAEL D. STERN, VICE PRESIDENT

AUDITORS

GREGORY, SHARER & STUART
CERTIFIED PUBLIC ACCOUNTANTS
100 Second Avenue South, Suite 600
St. Petersburg, FL  33701

TRANSFER AGENT

COMMON STOCK
American Stock Transfer and Trust Company
40 Wall Street
New York, NY   10005

REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

COUNSEL

BLANK, ROME, COMISKY & McCAULEY
One Logan Square
Philadelphia, PA  19103-6998

ADDITIONAL INFORMATION

Stockholders may obtain, free of charge, a copy of Kreisler's annual report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 1998, by written or telephone request to the Secretary of Kreisler Manufacturing Corporation, 5960 Central Ave, Suite H, St. Petersburg, Florida, 33707 Telephone - 727-347-1144


   CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707

                  This entire report printed on Recycled Paper