Form 10KSB, Exhibit 13
period 1999-06-30
KREISLER MANUFACTURING CORP
filed 1999-09-29
CIK 56806

EXHIBIT 13


                               1999 ANNUAL REPORT

                       KREISLER MANUFACTURING CORPORATION


To Our Stockholders:

         For the fiscal year ended June 30,1999, Kreisler Manufacturing Corporation (the "Company") reached a record level for the third consecutive year. Kreisler Industrial Corporation our only operating unit increased earnings nineteen percent and revenues eighteen percent compared to the prior year. Our backlog remains approximately the same as last year at slightly under fourteen million dollars.

         We must continue to improve both our sales and manufacturing efforts. This past year we increased our sales and engineering staff to expand our customer base. We anticipate this coming year with increased development work and Nadcap and ISO approvals we will increase revenues with regional and major engine and aircraft manufacturers.

         On July 1, 1999 we entered into a letter of intent with Wood Group Gas Turbine Holdings, Inc. (the "Wood Group") regarding a potential merger of the Corporation into the Wood Group, a wholly-owned subsidiary of John Wood Group PLC. Currently, we are going through the due diligence process to achieve a definitive agreement.

         Stockholder equity has increased thirty percent and earnings per share increased eighteen percent compared to the fiscal year ended June 30, 1998.

         I thank our shareholders for their continued support and I congratulate and thank our employees for three outstanding years of continuous improvement. May the coming year bring continued success.

Sincerely,



Edward L. Stern
CHAIRMAN OF THE BOARD AND PRESIDENT

September 29, 1999

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1999 AND 1998

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                           1999                           1998
- -----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                 $3,569,380                    $1,909,048
Certificates of deposits                                                                     600,723                       587,609
Accounts receivable -trade                                                                 2,548,821                     2,456,788
Inventories                                                                                2,181,167                     1,945,800
Deferred tax asset                                                                            73,000                       125,700
Other current assets                                                                          47,039                        28,056
- -----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                       9,020,130                     7,053,001
- -----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost less accumulated
 depreciation of $2,900,662 for 1999 and $2,809,552 for 1998                                 362,430                       322,857
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $9,382,560                    $7,375,858
- -----------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable -trade                                                                     $683,685                      $756,057
Accrued expenses                                                                             829,222                       599,252
- -----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                  1,512,907                     1,355,309
- -----------------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity

Common Stock, $.125 par value for 1999 and 1998; 3,000,000 shares authorized;
1,950,046 and 1,942,048 shares issued and outstanding for 1999 and 1998,
respectively                                                                                 243,756                       242,756
Additional paid-in capital                                                                 1,580,701                     1,571,703

Retained earnings                                                                          6,045,196                     4,206,090
- -----------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                 7,869,653                     6,020,549
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $9,382,560                    $7,375,858
- -----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
THREE YEARS ENDED JUNE 30, 1999

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                       1999                     1998                      1997
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                            $15,326,299               $13,025,631                $9,402,005
- ------------------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                   11,827,646                10,824,630                 8,513,738
Selling, general and administrative expenses                            698,170                   437,514                   282,221
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                     12,525,816                11,262,144                 8,795,959
- ------------------------------------------------------------------------------------------------------------------------------------

Income from operations                                                2,800,483                 1,763,487                   606,046

Other income:
Interest and other earnings                                             155,723                   101,971                    69,864
- ------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            2,956,206                 1,865,458                   675,910
Income tax (expense) benefit                                        (1,117,100)                 (317,300)                   295,000
- ------------------------------------------------------------------------------------------------------------------------------------

Net Income                                                           $1,839,106                $1,548,158                  $970,910
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
Net Income-basic shares                                                    $.94                      $.80                      $.50
Net Income-diluted shares                                                   .90                       .76                       .50
- ------------------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    ADDITIONAL                                             TOTAL
                                                  COMMON              PAID-IN                  RETAINED                STOCKHOLDERS'
                                                   STOCK              CAPITAL                  EARNINGS                   EQUITY
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1996                             $242,756          $1,571,703                $1,687,022                $3,501,481
Net profit                                               -                   -                   970,910                   970,910
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1997                              242,756           1,571,703                 2,657,932                 4,472,391
Net profit                                               -                   -                 1,548,158                 1,548,158
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1998                              242,756           1,571,703                 4,206,090                 6,020,549
Exercised stock options                              1,000               8,998                         -                     9,998
Net Profit                                               -                   -                 1,839,106                 1,839,106
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1999                             $243,756          $1,580,701                $6,045,196                $7,869,653
- ------------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE YEARS ENDED JUNE 30, 1999

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              1999                  1998                1997
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                 $1,839,106            $1,548,158               $970,910

Adjustments to reconcile net income to
 cash provided (used) by operating activities:
 Allowance for bad debt                                                        11,400                     -                      -
 Depreciation and amortization                                                 91,069                84,970                 59,509
 Gain on sale of assets                                                             -                     -                (1,000)
 (Increase) decrease in operating assets:
  Accounts receivable - trade                                               (103,433)             (846,875)              (718,553)
  Inventories                                                               (235,367)             (123,230)              (248,956)
  Other current assets                                                       (18,983)               (5,068)                (1,154)
  Deferred tax asset                                                           57,200               174,300              (300,000)
 Increase(decrease) in operating liabilities:
  Accounts payable - trade                                                   (72,372)               203,097                151,063
  Accrued expenses                                                            225,470               425,037               (25,715)
- -----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                            1,794,090             1,460,389              (113,896)


CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of certificates of deposit                                        (600,723)              (32,676)               (29,590)
Proceeds from redemption of certificates of deposit                           587,609                     -                300,000
Purchase of property, plant and equipment                                   (130,642)             (210,581)               (52,661)
Proceeds from sale of equipment                                                     -                     -                  1,000
- -----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                            (143,756)             (243,257)                218,749


CASH FLOWS FROM FINANCING ACTIVITIES:
Exercised stock options                                                         9,998                     -                      -
- -----------------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                       1,660,332             1,217,132                104,853

Cash and cash equivalents at beginning of year                              1,909,048               691,916                587,063
- -----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                   $3,569,380            $1,909,048               $691,916
- -----------------------------------------------------------------------------------------------------------------------------------

Income taxes paid                                                            $940,751                $5,584                   $436
- -----------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


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

ACCOUNTS RECEIVABLE
The accounts receivable is net of an allowance for uncollectible accounts of $20,000 and $8,600 for 1999 and 1998, respectively.

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

STOCK BASED COMPENSATION
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123) which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 (APB 25). FAS No. 123 encourages but does not require companies to recognize expense for stock based awards based on their fair market value at date of grant. FAS No. 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The Company has elected to adopt the disclosure requirements of FAS No. 123 but will continue to account for stock-based compensation under APB 25.

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

EARNINGS PER SHARE
The Company adopted SFAS No. 128 "Earnings per Share" (FAS No. 128) during 1998, which requires disclosure of basic and diluted earnings per share. Under the new standard, basic earnings per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings per share includes the dilutive effects of stock options and other potentially dilutive securities. All prior period disclosures have been restated to conform with current year presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999


2. CASH AND CASH EQUIVALENTS

The Company classifies all highly liquid investments with an initial maturity of 90 days or less as cash equivalents.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances and certificates of deposit at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,770,000 and $1,628,000 at June 30, 1999 and 1998, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

4. INVENTORIES

Inventories consist of the following at June 30:

                                                           1999          1998
- --------------------------------------------------------------------------------
Raw materials                                           $1,844,943    $1,441,560
Work in process                                            271,145       412,500
Finished goods                                              65,079        91,740
- --------------------------------------------------------------------------------
                                                        $2,181,167    $1,945,800

5. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consists of the following at June 30:

                                                       1999              1998
- --------------------------------------------------------------------------------
Building improvements                              $   204,974      $   172,581
Machinery and equipment                              3,058,118        2,959,828
- -------------------------------------------------------------------------------
                                                     3,263,092      $ 3,132,409
Less accumulated depreciation                       (2,900,662)      (2,809,552)
- -------------------------------------------------------------------------------
                                                   $   362,430      $   322,857
- -------------------------------------------------------------------------------

Depreciation expense was $91,069, $84,970, and $59,509 for 1999, 1998, and 1997,
respectively.

6. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense (benefit) from continuing operations was as follows for the year ended June 30:

                                              1999         1998          1997
- --------------------------------------------------------------------------------
Federal Income Taxes
  Current                                 $  988,200    $ 143,000     $   5,000
  Deferred                                    (9,600)     497,500       236,000
State Income Taxes
  Current                                     76,200           --            --
  Deferred                                    62,300       97,800        26,000
- --------------------------------------------------------------------------------
                                           1,117,100      738,300       267,000
Tax Credit                                        --           --        (5,000)
Change in valuation allowance                     --     (421,000)     (557,000)
- --------------------------------------------------------------------------------
                                                  --     (421,000)     (562,000)
- --------------------------------------------------------------------------------
Income tax expense (benefit)              $1,117,100    $ 317,300     $(295,000)
- --------------------------------------------------------------------------------

The actual income tax expense (benefit) attributable to earnings (loss) for the years ended June 30 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

                                       1999              1998            1997
- --------------------------------------------------------------------------------
Computed expected tax expense      $  1,001,900      $ 634,500      $   230,000
Alternative minimum tax                      --             --            5,000
State income tax expense,
   net of federal income reduction      109,200         97,800           26,000
Non-deductible expenses                   6,000          6,000            6,000
Valuation allowance decrease                 --       (421,000)        (557,000)
Alternative minimum tax credit               --             --           (5,000)
- --------------------------------------------------------------------------------
Provision (benefit)
   for income taxes                $  1,117,100      $ 317,300      $  (295,000)
- --------------------------------------------------------------------------------

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

At June 30, 1999, the Company had no net operating loss carryforward for federal income tax purposes, and a net operating loss carryforward for Florida state income tax purposes of approximately $60,000, expiring over a period of years through 2011.

Deferred tax assets consist of the following at June 30:

                                                               1999       1998
- --------------------------------------------------------------------------------
Net operating loss carryforward                             $  3,200   $  65,600
Other                                                         69,800      60,100
- --------------------------------------------------------------------------------
                                                            $  73,000  $ 125,700
- --------------------------------------------------------------------------------

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999


7. INTEREST AND OTHER EARNINGS

The components of interest and other earnings are as follows for the year ending June 30:

                                                   1999       1998       1997
- --------------------------------------------------------------------------------
Interest income                                 $ 146,670  $  94,573  $  64,929
Miscellaneous Income                                9,053      7,398      4,935
- --------------------------------------------------------------------------------
Total                                           $ 155,723  $ 101,971  $  69,864
- --------------------------------------------------------------------------------

8. STOCK OPTION PLAN

The Company's Stock Option Plan (Plan) was approved by the shareholders of the Company in November 1997, effective August 5, 1997. A maximum of 280,000 shares of the Company's common stock may be issued under the Plan. The maximum term of the stock options granted is ten years and optionees vest in the options over a three-year period. In the event of a change of control, optionees become fully vested in their unexercised options.

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

On August 5, 1997, Incentive Stock Options and Nonqualified Options (1997 options) to purchase 20,000 and 112,000 shares, respectively, at a price of $1.25 per share were granted. The quoted market price of the Company's stock at that time was $1.46 per share. The term of the granted options is ten years. On October 19, 1998, the Company granted Nonqualified Options (1998 options) to purchase 8,000 shares at a price of $5.50 per share. The quoted market price of the Company stock at that time was $5.50 per share. The term of the granted options is 10 years.

The following table summarizes option activity.

                                         GRANTED               EXERCISABLE
                                  ----------------------  ----------------------
                                               EXERCISE                EXERCISE
                                   OPTIONS       PRICE     OPTIONS       PRICE
                                  ----------------------------------------------
$1.25 PER SHARE OPTIONS
Issued on 8/5/97                   132,000    $ 165,000         --     $     --
- --------------------------------------------------------------------------------
Outstanding at 6/30/98             132,000      165,000         --           --
Exercisable on 8/5/98                   --           --     44,000       55,000
Exercised on 10/12/98               (7,998)      (9,998)    (7,998)      (9,998)
- --------------------------------------------------------------------------------
Outstanding at 6/30/99             124,002      155,002     36,002       45,002
- --------------------------------------------------------------------------------
$5.50 PER SHARE OPTIONS
Granted 10/19/98                     8,000       44,000         --           --
- --------------------------------------------------------------------------------
Total Outstanding At
  6/30/99                          132,002    $ 199,002     36,002    $  45,002
- --------------------------------------------------------------------------------

The weighted average exercise price of options outstanding at 6/30/99 is $1.51 per share. The weighted average life of the options is approximately 8 years.

The fair value of the 1997 and 1998 Options was estimated at $.67 and $4.10 each, respectively, using the Black-Scholes option pricing model. The following assumptions were used: (1) risk free interest rate of 6.13% (1997 options) and 4.06% (1998 options), (2) dividend yield of 0%, (3) expected lives of 5 years, and (4) volatility of 32.18% (1997 options) and 96.23% (1998 options). Compensation cost under FAS No. 123 is $17,700 (or $.01 per basic and diluted share) and $0 for the periods ended June 30, 1999 and 1998. Compensation cost under APB No. 25 is approximately $5,500 and $0 for the periods ended June 30, 1999 and 1998, respectively.

9. EARNINGS PER SHARE

                                              1999          1998         1997
- --------------------------------------------------------------------------------
BASIC EPS:
Net Income                                 $1,839,106    $1,548,158   $  970,910
Basic Shares                                1,947,570     1,942,048    1,942,048
Per Share                                         .94           .80          .50
- --------------------------------------------------------------------------------
DILUTED EPS:
Net Income                                 $1,839,106    $1,548,158   $  970,910
Effect of options                              89,434        98,689           --
Diluted shares                              2,037,004     2,040,737    1,942,048
Per Share                                         .90           .76          .50
- --------------------------------------------------------------------------------

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999


10. SIGNIFICANT CUSTOMERS

A substantial portion of the Company's sales were to two industrial customers and the U.S. Government in 1999 and three industrial customers and the U.S. Government in 1998 and 1997. Sales to and accounts receivable from these customers for the past three years were as follows:

                                    U.S. GOVERNMENT        INDUSTRIAL CUSTOMERS
                                    ---------------        --------------------
                                    SALES       A/R         SALES         A/R
- --------------------------------------------------------------------------------
1999                             $1,501,000  $345,000   $10,031,000  $ 1,203,000
1998                              1,219,000   355,000     8,913,000    1,526,000
1997                              1,236,000   269,000     5,951,000      811,000
- --------------------------------------------------------------------------------

11. COMMITMENTS AND CONTINGENCIES

LEASES

The Company conducts its operations from leased facilities, which include a manufacturing plant and office. Total rental expense for 1999, 1998, and 1997 amounted to $91,754, $91,855, and $91,682, respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1999, follows:

Year Ending June 30,
 2000                       $79,992
 2001                       $19,998

CONTINGENCIES

Certain federal and state laws authorize the United States Environmental Protection Agency (EPA) to issue orders and bring enforcement actions to compel responsible parties to take investigative and remedial actions at any site that is determined to present an imminent and substantial danger to the public or the environment because of an actual or threatened release of one or more hazardous substances. These statutory provisions impose joint and several responsibility without regard to fault on all responsible parties, including the generators of the hazardous substances, for certain investigative and remedial costs at sites where these substances were disposed of or processed. Because of the nature of the Company's business, various products and substances are or were produced or handled which contain constituents classified as hazardous. The Company generally provides for the disposal or processing of such substances through licensed, independent contractors.

Kreisler Industrial Corporation (KIC), a wholly-owned subsidiary of Kreisler Manufacturing Corporation, has been named as a defendant in two related cases dealing with the cleanup of a superfund site in Fairfield, New Jersey (Site). Both cases are currently pending in federal court in Newark, New Jersey. KIC has been named as a defendant because records maintained by the operators of the Site suggest that KIC arranged for the possible disposal of some of its waste at the Site in the early 1960s.

The first of these cases has been brought by the EPA. In this case, KIC is one of eight parties named as defendants. The EPA is seeking recovery of its past cleanup costs totaling over $8 million.

The second case has been brought by a group of potentially responsible parties (the PRP Group) who have entered into an agreement with the EPA to fund the cleanup of the Site. In this case, KIC is one of over eighty named defendants. The PRP Group is seeking recovery of its cleanup costs to-date and into the future. Estimates have placed the total cost of cleanup of the site in the $25 million range.

Both cases are currently under a stay so that the parties in the PRP Group case can proceed toward settlement of the case through an Alternate Dispute Resolution (ADR) process. KIC is participating in the ADR process, which is drawing to a close. Management estimates that the cost before insurance reimbursement of settling both cases will range from less than $60,000 to $100,000.

Pursuant to the terms of insurance coverage, the legal defense burden is being shared by the insurance companies representing the defendants and the PRP Group. KIC's insurance carrier has represented that, at current indemnity estimates, they will pay one-third of KIC's indemnity assessment. In addition, management believes that other insurance carriers will cover the balance of the assessment, therefore no accrual is considered necessary.

12. RELATED PARTY TRANSACTIONS

Consulting fees paid to a board member approximated $221,000, $0, and $43,000 in 1999, 1998, and 1997, respectively.

13. CURRENT LIABILITIES IN EXCESS OF 5%

At June 30,1999, liabilities other than trade payables which exceed 5% of current liabilities include an accrual for miscellaneous payables of $88,187, bonuses of $250,000, payroll of $98,321, and federal and state income taxes of $394,137. At June 30, 1998, there was an accrual for payroll of $66,690 and bonuses of $236,000.

14. SUBSEQUENT EVENTS

In July 1999, the Company signed a letter of intent with Wood Group Gas Turbine Holdings, Inc., a subsidiary of John Wood Group PLC, to sell the Company to them for approximately $25.5 million.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

GREGORY, SHARER & STUART




St. Petersburg, Florida
July 23, 1999

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS


FORWARD LOOKING STATEMENTS

     This Annual Report on Form 10-KSB contains forward looking statements, particularly with respect to the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Additional written or oral forward-looking statements may be made by the Company from time to time, in filings with the SEC or otherwise. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenue, income, losses, cash flows, capital expenditures, plans for future operation, financing needs or plans, plans relating to products or services of the Company, estimates concerning the effects of litigation or other disputes, as well as assumptions to any of the foregoing.

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

1999 COMPARED TO 1998

     Revenues increased from $13,026,000 in 1998 to $15,326,000 in 1999. The revenue increase of $2,300,000 or 18% reflects an increase of $3,338,000 attributable to seven major customers. New orders increased by 2,090,000 over the prior year resulting in the same backlog for June 1999 as in the prior year. Gross profit increased 35% from 17% to 23% as of June 30, 1999, with a productivity increase of 10%. Income before taxes for 1999 was $2,956,000 or 19% of revenues, as compared to $1,865,000 or 14% of revenues in the prior year.

     Capital expenditures were $130,000 compared to $211,000 in the prior year. No budget has been established for 1999-2000 and any such expenditures will be determined as needed.

     Selling, general and administrative expenses increased by $261,000 or 60%. The primary increases were merger and acquisition expense and sales commissions.

     Short-term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Our cash reserves are $4,170,000, an increase of $1,673,000 or 67% compared to June 30, 1998. At June 30, 1999 working capital was $7,507,000 and a current ratio of 6:1. Accounts receivable increased to $2,549,000 from $2,457,000 an increase of $892,000 or 4%. We have no long- term debt. Stockholder equity is $4.04 per share compared to $3.10 per share in the prior year, an increase of $
 .94 per share or 30%.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

       The Company recognizes the need to expand our customer base. To help achieve this goal, the Company expects to have its NADCAP and its ISO 9000 quality certification by December 1999. In fiscal year 1998-1999 the marketing and sales organization expanded and initial orders from new accounts have been received. The marketing initiative highlighted the need to expand product development. Increased development projects are being pursued to meet market demand.

YEAR 2000 COMPLIANCE

     The Company has reviewed its critical information systems for Year 2000 compliance and has initiated plans to remedy any deficiencies in a timely manner. As a result of the review and actions plan, the Company believes the cost of such remedial corrective actions are not material to the Company's financial position, results of operations or cash flows. The Company plans to be Year 2000 compliant by December 1999. Many computer systems in use today were designed and developed using two digits, rather than four, to specify years. As a result, such systems will recognize the year 2000 as 00 or 1900. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken.

     During FY1999, the Company developed a plan to evaluate and address the impact of the Year 2000 problem on its internal systems. In addition, the Company is now seeking to evaluate the potential impact of the Year 2000 problem at key customers and suppliers of the Company. The Company has divided the plan into three areas of evaluation: 1) administrative/manufacturing hardware and software, 2) customers and 3) suppliers.

     The Company has either certification from the manufacturer or test results to insure Year 2000 compliance of networked computer systems and automated equipment containing so called embedded technology. Customers and vendors have been surveyed to determine the potential exposure of Kreisler to Year 2000 issues.

     The completion date for verification of internal Year 2000 compliance and external risks is June 30, 1999 and although we arrive at this check point with very high confidence in our ability to continue into the next millennium with minimal disruptions, testing and verification will continue well into the next year.

     The Company's Year 2000 Compliance plan was reviewed by three of our most prestigious business partners and found to be fully acceptable in scope and result. All invoicing, scheduling, reporting, and general day to day application are written or converted to MS office applications and are Year 2000 compatible by default. At the end of June 1999 our hardware inventory has been tested and found to be Year 2000 ready or have been patched to correct problems they may have.

     The Company has requested completion of a questionnaire from the top 90% of customers for Year 2000 compliance. The top 90% of customers was based on sales. Satisfactory responses were received from all responders.

     The Company has requested the completion of a questionnaire by established and new vendors for Year 2000 compliance. The top 90% of vendors will be based on dollar receipts. Satisfactory, Ready, or Compliant responses were received from all responders.

     Despite these efforts, the Company can provide no assurances that supplier and customer Year 2000 compliance plans will be successfully completed in a timely manner and there can be no assurances that the Company will not experience material Year 2000 related problems or expenses.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS


COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company has recently become aware of historical releases of hazardous substances at the facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (hereinafter the "Facility"). Based on the results of tests conducted at the Facility, the Company has discovered that both the soil and groundwater at the Facility, and possibly offsite, are contaminated with tetrachloroethylene ("PCE"). While the Company cannot be absolutely certain about the source of this condition, the Company used PCE for degreasing and other similar purposes from about 1959, when it commenced operation at the Facility, until approximately 1985, when it replaced PCE with another solvent.

Promptly after learning of this condition, the Company notified the New Jersey Department of Environmental Protection ("Department") as required by the New Jersey Spill Compensation and Control Act ("Spill Act"), N.J.S.A. 58:10-23.11, and retained the services of Pleasant Hill Consultants and The Whitman Companies to perform a full site characterization in accordance with the Department's Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. While the site characterization is still underway, the preliminary cost estimate for remediation of the contamination is approximately $1.5 million, to be incurred over the next two to three years. The site characterization is expected to be completed within the next thirty to sixty days.

The Company has notified its liability insurance carriers which issued liability policies to the Company during the period from 1959 to 1985 and is waiting for a determination from the various insurance carriers regarding the available insurance for coverage of the expected remediation costs and other potential liabilities arising out of the contamination.

At this time, the Company believes, based upon the facts as currently known, that its liability policies will cover at least some of the remediation expenses and other liabilities.

POSSIBLE MERGER TRANSACTION

      On July 1, 1999, the Company signed a non-binding letter of intent for the merger of the Company with and into Wood Group Gas Turbine Holdings, Inc., a wholly owned subsidiary of the John Wood Group PLC, for approximately $25.5 million. The companies are continuing to negotiate the terms of a definitive agreement; there is no assurance that a definitive agreement will be signed or that the proposed transaction will be completed, on the announced or on revised terms, particularly in light of the environmental situation.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS



QUARTERLY COMMON STOCK DATA

The Company's stock is traded over-the-counter. There are approximately 1000 shareholders. The Company does not anticipate the payment of cash dividends this year. The table below presents a summary of the sales prices for years ended June 30.

                                    Fiscal Year 1999       Fiscal Year 1998
- --------------------------------------------------------------------------------

Quarter                              High        Low       High         Low

First Quarter - September 30         11.75      4.88        7.00        1.69
Second Quarter - December 31          6.87      3.63       17.75        5.25
Third Quarter - March  31             4.50      3.50       13.00        6.25
Fourth Quarter - June 30              4.84      3.13       10.63        6.75

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

REGISTRAR
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

COUNSEL
BLANK ROME COMISKY & McCAULEY LLP
One Logan Square
Philadelphia, PA 19103-6998

ADDITIONAL INFORMATION
Stockholders may obtain, free of charge, a copy of Kreisler's annual report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 1999, by written or telephone request to the Secretary of Kreisler Manufacturing Corporation, 5960 Central Ave, Suite H, St. Petersburg, Florida, 33707 Telephone - 727-347-1144



    CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707