Form 10KSB40, Exhibit 13
period 2000-06-30
KREISLER MANUFACTURING CORP
filed 2000-09-27
CIK 56806

EXHIBIT 13

                               2000 ANNUAL REPORT

                       KREISLER MANUFACTURING CORPORATION

To Our Stockholders:

         During fiscal year 2000 , after environmental problems caused abandonment of merger activities, we recognized changes in the marketplace and began to transform ourselves into a stronger engineering company by making investments in technology and people. We believe these investments will provide Kreisler with a strong competitive advantage and position the Company as a leader in both new and mature product development programs.

           To enhance our company further in this direction requires moving more rapidly along the learning curve on new technologies and securing the finances to fund such improvements.

           The earnings for this fiscal year reflect the cost of these programs, as well as the environmental and merger expenses. Depending on liability insurance coverage for the known environmental problem our finances could be tested. Investing in the future of our Company does have a cost. This year demonstrates that cost by way of lower sales and increased expenses.

            A merger could strengthen our financial position to continue in this direction but shareholder value would be sacrificed given the current lower operating margins and softening multiples.

            We believe that with the weakening of our major customers' market position we must expand our customer base through improved engineering initiatives.

            Our challenge in the coming year will be to increase our progress along the learning curves while maintaining our commitment to strengthen our core competencies. If we meet these goals improved earnings and cash flow will follow.

           With the changing fundamentals of our business I would like to thank our employees with their acceptance of change, our customers acceptance and understanding of these changes and especially our shareholders who continue to have confidence in our Company.

Sincerely,


Edward L. Stern
Chairman of the Board and President

September 29, 2000

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 2000 and 1999

-----------------------------------------------------------------------------------------------------------
                                                                                  2000            1999
-----------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                        $4,045,523     $3,569,380
Certificates of deposits                                                                 --        600,723
Accounts receivable -trade                                                        2,574,499      2,548,821
Inventories                                                                       2,341,199      2,181,167
Deferred tax asset                                                                   26,600         73,000
Other current assets                                                                 44,967         47,039
-----------------------------------------------------------------------------------------------------------
Total Current Assets                                                              9,032,788      9,020,130
-----------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost less accumulated
 depreciation of $2,809,552 for 2000 and $2,900,662 for 1999                        469,692        362,430
-----------------------------------------------------------------------------------------------------------
                                                                                 $9,502,480     $9,382,560
-----------------------------------------------------------------------------------------------------------


Liabilities and Stockholders' Equity
Accounts payable -trade                                                            $575,128       $683,685
Accrued expenses                                                                    746,516        829,222
-----------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                         1,321,644      1,512,907
-----------------------------------------------------------------------------------------------------------

Stockholders' Equity
Common Stock, $.125 par value for 2000 and 1999; 3,000,000 shares authorized;
1,955,379 and 1,950,046 shares issued and outstanding for 2000 and 1999 respectively
                                                                                    244,423        243,756
Additional paid-in capital                                                        1,586,700      1,580,701
Retained earnings                                                                 6,349,713      6,045,196
-----------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                        8,180,836      7,869,653
-----------------------------------------------------------------------------------------------------------
                                                                                 $9,502,480     $9,382,560
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Income
Three years ended June 30, 2000

------------------------------------------------------------------------------------------------
                                                        2000           1999           1998
------------------------------------------------------------------------------------------------
Revenues                                             $14,321,777     $15,326,299    $13,025,631
------------------------------------------------------------------------------------------------

Cost of goods sold                                    13,027,450      11,827,646     10,824,630
Selling, general and administrative expenses           1,021,022         698,170        437,514
------------------------------------------------------------------------------------------------
                                                      14,048,472      12,525,816     11,262,144
------------------------------------------------------------------------------------------------

Income from operations                                   273,305       2,800,483      1,763,487

Other income:
Interest and other earnings                              228,912         155,723        101,971
------------------------------------------------------------------------------------------------
Income before income taxes                               502,217       2,956,206      1,865,458
Income tax provision                                     197,700       1,117,100        317,300
------------------------------------------------------------------------------------------------

Net Income                                              $304,517      $1,839,106     $1,548,158
------------------------------------------------------------------------------------------------
Earnings per share:
Net Income-basic shares                                    $ .16           $ .94          $ .80
Net Income-diluted shares                                    .15             .90            .76
------------------------------------------------------------------------------------------------


Consolidated Statements of Changes in Stockholders' Equity

                                                Additional                           Total
                                   Common        Paid-In         Retained        Stockholders'
                                    Stock        Capital         Earnings           Equity
-----------------------------------------------------------------------------------------------
Balance June 30, 1997              $242,756      $1,571,703      $2,657,932         $4,472,391
Net profit                                -               -       1,548,158                  -
-----------------------------------------------------------------------------------------------
Balance June 30, 1998               242,756       1,571,703       4,206,090          6,020,549
Exercised Stock Options               1,000           8,998               -              9,998
Net profit                                -               -       1,839,106          1,839,106
-----------------------------------------------------------------------------------------------
Balance June 30, 1999               243,756       1,580,701       6,045,196          7,869,653
Exercised stock options                 667           5,999               -              6,666
Net Profit                                -               -         304,517            304,517
-----------------------------------------------------------------------------------------------
Balance June 30, 1999              $244,423      $1,586,700      $6,349,713         $8,180,836
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Three years ended June 30, 2000

-------------------------------------------------------------------------------------------------
                                                               2000         1999       1998
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                    $304,517   $1,839,106   $1,548,158

Adjustments to reconcile net income to
 cash provided (used) by operating activities:
 Allowance for bad debt                                       (10,000)       11,400            -
 Depreciation and amortization                                 119,340       91,069       84,970
 Gain on sale of assets                                              -            -            -
 (Increase) decrease in operating assets:
  Accounts receivable - trade                                 (15,678)    (103,433)    (846,875)
  Inventories                                                (160,032)    (235,367)    (123,230)
  Other current assets                                           2,072     (18,983)      (5,068)
  Deferred tax asset                                           46,400        57,200      174,300
 Increase(decrease) in operating liabilities:
  Accounts payable - trade                                   (108,557)     (72,372)      203,097
  Accrued expenses                                            (82,706)      225,470      425,037
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       95,356    1,794,090    1,460,389

Cash flows from investing activities:
Purchases of certificates of deposit                                 -    (600,723)     (32,676)
Proceeds from redemption of certificates of deposit           600,723      587,609             -
Purchase of property, plant and equipment                    (226,602)    (130,642)    (210,581)

-------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities               374,121    (143,756)    (243,257)

Cash flows from financing activities:
Exercised stock options                                          6,666        9,998            -
-------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                          476,143    1,660,332    1,217,132

Cash and cash equivalents at beginning of year               3,569,380    1,909,048      691,916
-------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                    $4,045,523   $3,569,380   $1,909,048
-------------------------------------------------------------------------------------------------

Income taxes paid                                             $381,319     $940,751       $5,584
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2000

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

Accounts Receivable
The accounts receivable is net of an allowance for uncollectible accounts of $10,000 and $20,000 for 2000 and 1999, respectively.

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

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2000

2. Cash and Cash Equivalents

The Company classifies all highly liquid investments with an initial maturity of 90 days or less as cash equivalents.

3. Concentration of Credit Risk

The Company maintains cash balances and certificates of deposit at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $2,058,000 and $1,770,000 at June 30, 2000 and 1999, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

4. Inventories

Inventories consist of the following at June 30:

                                           2000         1999
---------------------------------------------------------------
Raw materials                           $1,738,934   $1,844,943
Work in process                            500,265      271,145
Finished goods                             102,000       65,079
---------------------------------------------------------------
                                        $2,341,199   $2,181,167
---------------------------------------------------------------

5. Property, Plant and Equipment

Property, Plant and Equipment consists of the following at June 30:
                                           2000          1999
---------------------------------------------------------------
Building improvements                    $ 205,469    $ 204,974
Machinery and equipment                  3,284,225    3,058,118
---------------------------------------------------------------
                                         3,489,694   $3,263,092
Less accumulated depreciation           (3,020,002)  (2,900,662)
---------------------------------------------------------------
                                         $ 469,692    $ 362,430
---------------------------------------------------------------

Depreciation expense was $119,340, $91,069, and $84,970 for 2000, 1999, and
1998, respectively.

6. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax provision from continuing operations was as follows for the year ended June 30:

                                  2000        1999       1998
---------------------------------------------------------------
Federal Income Taxes
  Current                      $ 143,300   $ 988,200  $ 143,000
  Deferred                        37,000      (9,600)   497,500
State Income Taxes
  Current                          8,000      76,200
  Deferred                         9,100      62,300     97,800
---------------------------------------------------------------
                                 197,700   1,117,100    783,000
Tax Credit                             -           -          -
Change in valuation allowance          -           -   (421,000)
---------------------------------------------------------------
                                       -           -   (421,000)
---------------------------------------------------------------
Income tax provision           $ 197,700  $1,117,100  $ 317,300
---------------------------------------------------------------

The actual income tax expense attributable to earnings for the years ended June 30 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

                                  2000        1999       1998
---------------------------------------------------------------
Computed expected tax expense   $172,200   $1,001,900  $634,500
Alternative minimum tax                -          -          -
State income tax expense,
  net of federal income
  reduction                       18,500      109,200    97,800
Non-deductible expenses            7,000        6,000     6,000
Valuation allowance decrease           -            -  (421,000)
---------------------------------------------------------------
Provision for income taxes      $197,700   $1,117,100  $317,300

Non deductible expenses relate primarily to life insurance payments, and meals and entertainment that are not deductible for income tax purposes. Changes in economic circumstances in 1998 made the utilization of net operating loss carryforwards likely, generating a benefit of $421,000 for 1998.

At June 30, 2000, the Company had no net operating loss carryforward for federal income tax purposes, and a net operating loss carryforward for Florida state income tax purposes of approximately $60,000, expiring over a period of years through 2011.

Deferred tax assets consist of the following at June 30:

                                            2000       1999
------------------------------------------------------------
Net operating loss carryforward          $  3,200   $  3,200
Other                                      23,400     69,800
------------------------------------------------------------
                                         $ 26,600   $ 73,000
------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2000

7. Interest and Other Earnings

The components of interest and other earnings are as follows for the year ending June 30:

                                2000       1999       1998
-------------------------------------------------------------
Interest income              $ 220,460  $ 146,670   $ 94,573
Miscellaneous Income             8,452      9,053      7,398
------------------------------------------------------------
Total                        $ 228,912  $ 101,971  $  69,864
------------------------------------------------------------

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

On August 5, 1997, Incentive Stock Options and Nonqualified Options (1997 options) to purchase 20,000 and 112,000 shares, respectively, at a price of $1.25 per share were granted. The quoted market price of the Company's stock at that time was $1.46 per share. The term of the granted options is ten years. On October 19, 1998, the Company granted Nonqualified Options (1998 options) to purchase 8,000 shares at a price of $5.50 per share. The quoted market price of the Company stock at that time was $5.50 per share. The term of the granted options is ten years.

The following table summarizes option activity.

                                         Granted              Exercisable
                                  ---------------------  ----------------------
                                               Exercise                Exercise
                                  Options       Price     Options       Price
------------------------------------------------------------------------------
$1.25 per share options
Issued on 8/5/97                  132,000    $ 165,000          -      $     -
------------------------------------------------------------------------------
Outstanding at 6/30/98            132,000      165,000          -            -
Exercisable on 8/5/98                   -            -     44,000       55,000
Exercised on 10/12/98              (7,998)      (9,998)    (7,998)      (9,998)
Exercisable on 8/5/99                   -            -     44,000       55,000
Exercised on 11/12/99              (2,667)      (3,334)    (2,667)      (3,334)
Exercised on 12/14/99              (2,666)      (3,332)    (2,666)      (3,332)
------------------------------------------------------------------------------
Outstanding at 6/30/00            118,669      148,336     74,669       93,336
------------------------------------------------------------------------------
$5.50 per share options
Granted 10/19/98                    8,000       44,000          -            -
------------------------------------------------------------------------------
Outstanding at 6/30/99              8,000       44,000          -            -
Exercisable on 10/19/99                 -            -      2,667       14,669
------------------------------------------------------------------------------
Outstanding at 6/30/00              8,000            -      2,667       14,669
------------------------------------------------------------------------------
Total Outstanding at
  6/30/00                         126,669    $ 192,336     77,336    $ 108,005
------------------------------------------------------------------------------

The weighted average exercise price of options outstanding at 6/30/00 is $1.52 per share. The weighted average life of the options is approximately 7 years.

The fair value of the 1997 and 1998 Options was estimated at $.67 and $4.10 each, respectively, using the Black-Scholes option pricing model. The following assumptions were used: (1) risk free interest rate of 6.13% (1997 options) and 4.06% (1998 options), (2) dividend yield of 0%, (3) expected lives of 5 years, and (4) volatility of 32.18% (1997 options) and 96.23% (1998 options). Compensation cost under FAS No. 123 is $28,600 (or $.014 per basic and diluted share) and $17,700 (or $.01 per basic and diluted share)for the periods ended June 30, 2000 and 1999, respectively. Compensation cost under APB No. 25 is approximately $5,500 for the periods ended June 30, 2000 and 1999.

9. Earnings Per Share
                                2000          1999           1998
---------------------------------------------------------------------
Basic EPS:
Net Income                   $  304,517    $1,839,106     $1,548,158
Basic Shares                  1,953,187     1,947,570      1,942,048
Per Share                           .16           .94            .80
---------------------------------------------------------------------
Diluted EPS:
Net Income                   $  304,517    $1,839,106     $1,548,158
Effect of options                92,714        89,434         98,689
Diluted shares                2,045,901     2,037,004      2,040,737
Per Share                           .15           .90            .76
---------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 1999

10. Significant Customers

A substantial portion of the Company's sales were to three industrial customers and the U.S. Government in 2000 and two industrial customers and the U.S. Government in 1999 and three industrial customers and the U.S. Government in 1998. Sales to and accounts receivable from these customers for the past three years were as follows:

                 U.S. Government       Industrial Customers
              --------------------   ------------------------
                 Sales      A/R         Sales        A/R
-------------------------------------------------------------
2000          $1,727,000  $245,000   $ 8,573,995   $1,455,000
1999           1,501,000   345,000    10,031,000    1,203,000
1998           1,219,000   355,000     8,913,000    1,526,000
-------------------------------------------------------------

11. Commitments and Contingencies

Leases
The Company conducts its operations from leased facilities, which include a manufacturing plant and office. The manufacturing plant lease expires in September 2000. Total rental expense for 2000, 1999, and 1998 amounted to $91,869, $91,754, and $91,855, respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 1999, follows:

--------------------------------
Year Ending June 30,
--------------------------------
2001                     $19,998
--------------------------------

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

12. Related Party Transactions

Consulting fees paid to a board member approximated $227,000, $174,000, and $0 in 2000, 1999, and 1998, respectively. Amounts accrued to a board member approximated $322,000, $47,000, and $0 at June 30, 2000, 1999, and 1998,
respectively.

13.Current Liabilities in Excess of 5%

At June 30,2000, liabilities other than trade payables which exceed 5% of current liabilities include, bonuses of $125,000, consulting fees of $322,086, and payroll and vacation of $141,897.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.

GREGORY, SHARER & STUART




St. Petersburg, Florida
August 1, 2000

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

2000 Compared to 1999

      Revenues decreased from $15,326,000 to $14,322,000. The revenue decrease of 1,004,000 or 7% reflects the decrease of 50% with our major customer as a result of market conditions. Two thirds of that decrease was recovered from other customers. Throughput was impacted with increased part numbers and fewer units per part number, and the learning curve on new products.

     With the aerospace industry currently in a depressed condition, backlog at $12,000,000 decreased approximately $2,000,000 or 14% compared to June 30, 1999.

     Gross profit declined $2,204,000 or 63% with lower margin products, environmental expenses and increased payroll to transform the Company into a strong viable engineering enterprise. This strategy of expanding into new and mature programs has begun to show success but it carries a cost.

    Income before taxes for 2000 was $502,000 or 3.5% versus $2,956,000 or 19% of revenues in 1999. Payroll increased $900,000, environmental expenses increased $425,000 and professional and legal expenses increased $285,000 for a total of $1,610,000. Lower sales, other expenses related to an increased payroll, and increased factory expenses combined with the above increases account for most of the $2,450,000 additional costs versus 1999.

      Capital expenditures in 2000 were $227,000 compared to $130,000 in the prior year. The estimated capital expenditure budget for 2000-2001 is $600,000.

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis

     Selling, general and administrative expense increased $323,000 or 46% primarily in legal, professional fees and salaries.

     Other income increased $73,000 or 47%. Total other income in 2000 was $229,000compared to $156,000 in the prior year. Higher balances in cash and cash equivalents during the year resulted in the increase.

     Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. Our cash reserves are $4,045,000 a 3% decrease or $125,000 from the prior year $4,170,000. Accounts receivable increased $26,000 and payables decreased $109,000. Working capital is $7,711,000 with a current ratio of 6.8:1. We have no long term debt. Stockholder equity is $4.18 per share compared to $4.02 per share in the same period in the prior year an increase of .16 per share or 4%. Environment expenses will continue for many years and accruals for the coming year are $500,000. Recovery from previous insurance remains to be determined. The fundamentals of the Company remain good.

     Wallace N. Kelly joined the Company in February as executive vice-president and chief operating officer. In May he became a board member and a member of the audit committee. Wally has forty years experience in the design and development of aero gas turbine engines. He will bring engineering and development skills to our expanded engineering initiatives.

      Kreislers' objective is to expand into the Internal Gas Turbine power market. A market valued at $15 billion and today larger than the aerospace market. We will continue to strengthen our core competencies in aerospace but make a concentrated and accelerated effort towards improving technology and people skills for rapid growth in the Internal Gas Turbine power market. This strategy will require time and a substantial financial investment. In most respects the IGT power products are compatible in manufacturing flow with our current products. The Internal Gas Turbine power market is expected to grow 15% in the current year and a projected continued growth over the next 10 years. We look forward to the growth opportunities presented in this new market for Kreisler.

Year 2000 Compliance

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has experienced no problems with its computer systems since the beginning of 2000, but will continue to monitor the systems to assess whether any problems develop. The Company does not anticipate any problems or additional costs.

Compliance with Environmental Laws

      The Company in early fiscal year 2000 become aware of historical releases of hazardous substances at the facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (hereinafter the "Facility"). Based on the results of tests conducted at the Facility, the Company has discovered that both the soil and groundwater at the Facility, and possibly offsite, are contaminated with tetrachloroethylene ("PCE"). While the Company cannot be absolutely certain about the source of this condition, the Company used PCE for degreasing and other similar purposes from about 1959, when it commenced operation at the Facility, until approximately 1985, when it replaced PCE with another solvent.

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis

      Promptly after learning of this condition, the Company notified the New Jersey Department of Environmental Protection ("Department") as required by the New Jersey Spill Compensation and Control Act ("Spill Act"), N.J.S.A. 58:10-23.11, and retained the services of Pleasant Hill Consultants and The Whitman Companies to perform a full site characterization in accordance with the Department's Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. While the site characterization is completed, the preliminary cost estimate for remediation of the contamination is estimated at approximately $2.2 million, to be incurred over the next six years.

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

Termination of  Merger

     On July 1, 1999, the Company signed a non-binding letter of intent for the merger of the Company with and into Wood Group Gas Turbine Holdings, Inc., a wholly owned subsidiary of the John Wood Group PLC, for approximately $25.5 million. As previously disclosed, environmental tests at Kreisler's Elmwood Park, New Jersey facility, performed in connection with the proposed transaction, revealed that both the soil and groundwater at the facility, and possibly offsite, are contaminated with tetrachlorethylene ("PCE").

     Both Kreisler and the Wood Group obtained additional information and advices regarding the nature, scope and expense of the necessary remediation and attempted to reach agreement on appropriate adjustments to the terms of the proposed transaction. Unfortunately, fundamental disagreements between the two parties remain and Kreisler believed that additional negotiations would not result in an acceptable agreement. On November 4, 1999 the Company terminated the letter of intent with the Wood Group.

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis

Quarterly Common Stock Data
The Company's stock is traded over-the-counter. There are approximately 1000 shareholders. The Company does not anticipate the payment of cash dividends this year. The table below presents a summary of the sales prices for years ended June 30.
                                     Fiscal Year 2000        Fiscal Year 1999
------------------------------------------------------------------------------
Quarter                                High      Low           High      Low
First Quarter - September 30          12.00     4.56          11.75     4.88
Second Quarter - December 31           8.25     4.19           6.87     3.63
Third Quarter - March  31              4.84     3.50           4.50     3.50
Fourth Quarter - June 30               4.50     3.84           4.84     3.13

Directors and Officers

DIRECTORS

EDWARD L. STERN, Chairman of the Board, President,CEO, Kreisler Manufacturing
 Corporation,Kreisler Industrial Corporation
ROBERT S. KRUPP, Financial Consultant
HARRY BRILL-EDWARDS, President, Gas Turbine Consulting
WALLACE N.KELLY, Executive Vice President, Chief Operations Officer,
 Kreisler Industrial Corporation
EDWARD A. STERN, Vice President, Kreisler Industrial Corporation
MICHAEL D. STERN, Vice President, Kreisler Industrial Corporation

OFFICERS
EDWARD L. STERN, Chairman of the Board, President ,CEO
WALLACE N. KELLY, Executive Vice President, Chief Operations Officer EDWARD A. STERN, Vice President
MICHAEL D. STERN, Vice President

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