Form 10KSB40, Exhibit 13
period 2001-06-30
KREISLER MANUFACTURING CORP
filed 2001-09-28
CIK 56806

                                                                      EXHIBIT 13

                             FINANCIAL HIGHLIGHTS

Year Ended June 30,                                  2001             2000             1999              1998            1997
------------------                                ----------       ----------       ----------        ----------      ---------
(In thousands, except for per share data)
Operations:
Revenues                                          18,662,000       14,312,000       15,326,000        13,026,000       9,402,000
Operating Profit                                   3,398,000          277,000        2,800,000         1,763,000         606,000
Net  Income                                        2,303,000          305,000        1,839,000         1,548,000         971,000
Net  Income per share-diluted                           1.13             0.15             0.89              0.75            0.47


Financial Position:
Cash, cash equivalents and                         5,054,000        4,046,000        4,170,000         2,497,000         692,000
       short term investments
Working Capital                                    9,830,000        7,773,000        7,507,000         5,698,000       3,720,000
Total Assets                                      14,149,261        9,481,000        9,383,000         7,376,000       5,200,000
Long term debt                                       959,000                0                0                 0               0
Shareholder's Equity                              10,520,000        8,175,000        7,870,000         6,021,000       4,472,000


                                 [BAR GRAPHS]

                           2001 Annual Report Report
                      Kreisler Manufacturing Corporation

To Our Stockholders:

     The past year was a successful one for Kreisler Manufacturing Corporation. The company achieved record sales of $18,662,000 for the year ended June 30,2001 compared to $14,312,000 in the prior year.

     Net income was $2,303,000 for the year ended June 30, 2001 compared to $305,000 in the prior year. At year end backlog increased $3.8 million or 32% to $15.8 million compared with June 30, 2000.

     In 2001 Kreisler diversified its marketing and sales efforts to expand its presence in the industrial gas turbine market. This market accounted for 52.9% of Kreisler's increase in sales for 2001.

     The company addressed the environmental problem at its manufacturing facility by signing a six year $1,992,000 remediation contract. Kreisler has received $2,500,000 from one of its insurance carriers that covered the company for environmental liability.

     Kreisler now views its business as being divided into two parts. One part focused on maintaining and growing the aerospace line of business, while the other part addresses the industrial gas turbine market. While there is some overlap, for the most part our resources are divided between our aerospace and industrial gas turbine lines of business.

     In 2001 we instituted changes in our operations resulting in a customer oriented focus, the establishment of joint planning functions, and the improvement of the quality of our products. We have refined our operating philosophy. We now primarily quote only on projects which we believe present opportunities for profitable growth. We focus on earnings from operations and we reward our employees based on operating performance.

     I thank all our employees for their dedication to making 2001a successful year. A deserved "Well Done".

     To our shareholders thank you for your continued support.

                                             Sincerely,


                                             Edward L. Stern
                                             Chairman of the Board, President
                                             Kreisler Manufacturing Corporation

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Balance Sheets
June 30, 2001 and 2000

--------------------------------------------------------------------------------------------------------------------
                                                                                    2001                   2000
--------------------------------------------------------------------------------------------------------------------
Assets

Cash                                                                              $ 5,053,878             $4,045,523
Accounts receivable - trade (net)                                                   4,321,944              2,574,499
Inventories                                                                         2,726,915              2,341,199
Deferred tax asset, current                                                           355,000                 26,600
Other current assets                                                                   42,130                 44,967
--------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               12,499,867              9,032,788

Property, plant, and equipment, at cost less accumulated
depreciation of $3,167,743 for 2001 and $3,020,002 for 2000                         1,178,194                469,692
Deferred tax asset, noncurrent                                                        471,200                      -
--------------------------------------------------------------------------------------------------------------------
Total Noncurrent Assets                                                             1,649,394                469,692
--------------------------------------------------------------------------------------------------------------------
                                                                                  $14,149,261             $9,502,480
====================================================================================================================



Liabilities and Stockholders' Equity

Liabilities
Accounts payable - trade                                                          $   661,460             $  575,128
Accrued expenses                                                                    1,150,466                746,516
Accrued environmental cost                                                            858,000                      -
--------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                           2,669,926              1,321,644

Accrued environmental cost                                                            959,000                      -

Stockholders' Equity
Common stock, $.125 par value for 2001 and 2000;
3,000,000 shares authorized; 1,966,047 and 1,955,379 shares issued
and outstanding for 2001 and 2000, respectively                                       245,757                244,423
Additional paid-in capital                                                          1,621,366              1,586,700
Retained earnings                                                                   8,653,212              6,349,713
--------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                         10,520,335              8,180,836
--------------------------------------------------------------------------------------------------------------------


                                                                                  $14,149,261             $9,502,480
====================================================================================================================

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Income
Three years ended June 30, 2001


--------------------------------------------------------------------------------------------------------------------------------
                                                                         2001                  2000                     1999
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                              $18,661,956           $14,321,777              $15,326,299

Cost of goods sold                                                     15,123,548            13,027,450               11,827,646
Selling, general, and administrative expenses                             570,498             1,021,022                  698,170
Net gain on environmental remediation - net of
insurance recovery and discount amortization                             (430,000)                    -                        -
--------------------------------------------------------------------------------------------------------------------------------
                                                                       15,264,046            14,048,472               12,525,816
--------------------------------------------------------------------------------------------------------------------------------

Income from operations                                                  3,397,910               273,305                2,800,483

Interest and other earnings                                               276,689               228,912                  155,723
--------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                              3,674,599               502,217                2,956,206

Income tax expense                                                     (1,371,100)             (197,700)              (1,117,100)
--------------------------------------------------------------------------------------------------------------------------------

Net Income                                                            $ 2,303,499           $   304,517              $ 1,839,106
================================================================================================================================

Earnings per share:
Net income - basic shares                                             $      1.18           $      0.16              $      0.94
Net income - diluted shares                                           $      1.13           $      0.15              $      0.90
--------------------------------------------------------------------------------------------------------------------------------


Consolidated Statements of Changes in  Stockholders' Equity
Three years ended June 30, 2001

                                                                     Additional                                    Total
                                                     Common            Paid-in              Retained            Stockholders'
                                                     Stock             Capital              Earnings               Equity
------------------------------------------------------------------------------------------------------------------------------

Balance June 30, 1998                               $242,756          $ 1,571,703           $ 4,206,090            $ 6,020,549
Exercised stock options                                1,000                8,998                     -                  9,998
Net profit                                                 -                    -             1,839,106              1,839,106
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1999                                243,756            1,580,701             6,045,196              7,869,653
Exercised stock options                                  667                5,999                     -                  6,666
Net profit                                                 -                    -               304,517                304,517
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2000                                244,423            1,586,700             6,349,713              8,180,836
------------------------------------------------------------------------------------------------------------------------------
Exercised stock options                                1,334               34,666                     -                 36,000
Net profit                                                 -                    -             2,303,499              2,303,499
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2001                               $245,757          $ 1,621,366           $ 8,653,212            $10,520,335
==============================================================================================================================

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Three Years Ended June 30, 2001

--------------------------------------------------------------------------------------------------------------------------------
                                                                       2001                    2000                    1999
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                           $ 2,303,499              $  304,517              $1,839,106

Adjustments to reconcile net income
to cash provided by operating activities:
Allowance for bad debt                                                         -                 (10,000)                 11,400
Depreciation and amortization                                            168,276                 119,340                  91,069
(Increase) decrease in operating assets:
Accounts receivable - trade                                           (1,747,445)                (15,678)               (103,433)
Inventories                                                             (385,716)               (160,032)               (235,367)
Deferred tax asset                                                      (799,600)                 46,400                  57,200
Other current assets                                                       2,837                   2,072                 (18,983)
Increase (decrease) in operating liabilities:
Accounts payable - trade                                                  86,332                (108,557)                (72,372)
Accrued expenses                                                         403,950                 (82,706)                225,470
Accrued environmental cost                                             1,817,000                       -                       -
--------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Operating Activities                              1,849,133                  95,356               1,794,090

Cash Flows From Investing Activities
Purchases of certificates of deposit                                           -                       -                (600,723)
Proceeds from redemption of certificates of deposit                            -                 600,723                 587,609
Purchase of property, plant, and equipment                              (876,778)               (226,602)               (130,642)
--------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided by Investing Activities                        (876,778)                374,121                (143,756)

Cash Flows From Financing Activities
Exercised stock options                                                   36,000                   6,666                   9,998
--------------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                  1,008,355                 476,143               1,660,332

Cash and cash equivalents at beginning of year                         4,045,523               3,569,380               1,909,048
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                             $ 5,053,878              $4,045,523              $3,569,380
================================================================================================================================


Income Taxes Paid                                                    $ 1,748,304              $  381,319              $  940,751
================================================================================================================================

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2001


1.  Summary of Significant Accounting Policies

Operations
Kreisler Manufacturing Corporation (the "Company") manufactures precision metal components and assemblies primarily for use in aircraft, spacecraft, and industrial gas turbine engines. These products include tube assemblies of multiple sizes and configurations, vane inserts, and blade locks.

Principles of  Consolidation
The consolidated financial statements include the accounts of Kreisler Manufacturing Corporation and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated.

Accounts Receivable
The accounts receivable is net of an allowance for uncollectible accounts of $10,000 for 2001 and 2000.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs, which do not improve efficiency or extend the useful life, are charged to operations as incurred. Asset and related accumulated depreciation amounts are relieved from the accounts for retirements or dispositions. Resulting gains or losses are reflected in earnings. Depreciation is computed using accelerated methods over the estimated useful lives of three to ten years for machinery and equipment, while the straight line method is used over the term of leases for building improvements.

Stock Based Compensation
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123) which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 (APB 25).

FAS No. 123 encourages but does not require companies to recognize compensation expense for stock-based awards based on their fair market value at the date of grant. FAS No. 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The Company has elected to adopt the disclosure requirements of FAS No. 123 but will continue to account for stock-based compensation under APB 25.

Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

Income Taxes
The Company accounts for its income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (FAS No. 109), which requires the establishment of a deferred tax asset or liability for the recognition of the tax effect of future deductible or taxable amounts, operating loss, or tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the deferred assets and liabilities during the year. Future tax benefits, such as net operating loss carryforwards, are recognized and reduced by a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized.

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

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,984,000 and $2,058,000 at June 30, 2001 and 2000, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2001


3.  Inventories

Inventories consist of the following at June 30:

                                         2001            2000
----------------------------------------------------------------
Raw materials                        $ 1,649,954     $ 1,738,934
Work in process                          892,713         500,265
Finished goods                           184,248         102,000
----------------------------------------------------------------
                                     $ 2,726,915     $ 2,341,199
----------------------------------------------------------------

4.  Property, Plant and Equipment

Property, Plant and Equipment consists of the following at June 30:

                                         2001            2000
----------------------------------------------------------------
Building improvements                $   213,867     $   205,469
Machinery and equipment                4,132,070       3,284,225
----------------------------------------------------------------
                                       4,345,937       3,489,694
Less accumulated depreciation         (3,167,743)     (3,020,002)
----------------------------------------------------------------
                                     $ 1,178,194     $   469,692
----------------------------------------------------------------

Depreciation expense was $168,276, $119,340, and $91,069 for 2001, 2000, and
1999, respectively.

5.  Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense from continuing operations was as follows for the year ended June 30:

                                  2001       2000        1999
----------------------------------------------------------------
Federal Income Taxes
  Current                      $1,897,900   $143,300  $  988,200
  Deferred                       (693,000)    37,300      (9,600)
State Income Taxes
  Current                         272,800      8,000      76,200
  Deferred                       (106,600)     9,100      62,300
----------------------------------------------------------------
    Income Tax Expense         $1,371,100   $197,700  $1,117,100
----------------------------------------------------------------

The actual income tax expense attributable to earnings for the years ended June 30 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

                                         2001      2000        1999
----------------------------------------------------------------------
Computed expected tax expense         $1,249,000  $172,200  $1,001,900
State income tax expense,
   net of federal income reduction       115,400    18,500     109,200
Non-deductible expenses                    6,700     7,000       6,000
----------------------------------------------------------------------
Provision for income taxes            $1,371,100  $197,700  $1,117,100
----------------------------------------------------------------------

Nondeductible expenses relate primarily to life insurance payments and meals and entertainment that are not deductible for income tax purposes.

At June 30, 2001 and 2000, the Company had no net operating loss carryforward for federal income tax purposes. At June 30, 2000, the Company had a net operating loss carryforward for Florida state income tax purposes of approximately $60,000, which was fully utilized at June 30, 2001.

The deferred tax asset in the accompanying consolidated balance sheets includes the following components as of June 30:

                                       2001            2000
----------------------------------------------------------------
Current Deferred Tax Asset
 Net operating loss carryforward     $      -        $ 3,200
 Accrued environmental cost           297,900              -
 Other                                 57,100         23,400
----------------------------------------------------------------
                                     $355,000        $26,600
----------------------------------------------------------------

                                       2001            2000
----------------------------------------------------------------
Non-Current Deferred Tax Asset
 Accrued environmental cost          $471,200        $     -
----------------------------------------------------------------

The deferred income tax consequences have been computed based on the currently enacted income tax rates expected to apply as temporary differences reverse. Management has not accrued a valuation allowance, as they believe benefit will be fully realized.

6.  Interest and Other Earnings

The components of interest and other earnings are as follows for the year ending June 30:

                                         2001      2000      1999
-------------------------------------------------------------------
Interest income                        $274,689  $220,460  $146,670
Miscellaneous Income                      2,000     8,452     9,053
-------------------------------------------------------------------
Total                                  $276,689  $228,912  $155,723
-------------------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2001


7.  Stock Option Plan

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

Options under the Plan may be options which qualify under Section 422 of the Internal Revenue Code (Incentive Stock Options) or options which do not qualify under Section 422 (Nonqualified Options).

On August 5, 1997, Incentive Stock Options and Nonqualified Options (1997 options) to purchase 20,000 and 112,000 shares, respectively, at a price of $1.25 per share were granted. The quoted market price of the Company's stock at that time was $1.46 per share. The term of the granted options is ten years.
On October 19, 1998, the Company granted Nonqualified Options (1998 options) to purchase 8,000 shares at a price of $5.50 per share. The quoted market price of the Company stock at that time was $5.50 per share. The term of the granted options is ten years. Additionally, on April 17, 2001, the Company granted Nonqualified Options (2001 options) to purchase 16,000 shares at a price of $5.50 per share. The quoted market price of the Company stock at that time was $6.00 per share

The following table summarizes option activity.

                                 Granted                Exercisable
                           ------------------       ------------------
                                     Exercise                 Exercise
                           Options     Price        Options     Price
                           -------------------------------------------
$1.25 per share options
Granted on 8/5/97          132,000   $165,000             -   $      -
----------------------------------------------------------------------
Outstanding at 6/30/98     132,000    165,000             -          -
Exercisable on 8/5/98            -          -        44,000     55,000
Exercised on 10/21/98       (7,998)    (9,998)       (7,998)    (9,998)
Exercisable on 8/5/99            -          -        44,000     55,000
Exercised on 11/12/99       (2,667)    (3,333)       (2,667)    (3,333)
Exercised on 12/14/99       (2,666)    (3,333)       (2,666)    (3,333)
Exercisable on 8/5/00            -          -        44,000     55,000
Exercised on 11/14/00       (2,668)    (3,335)       (2,668)    (3,335)
Exercised on 1/11/01        (2,667)    (3,334)       (2,667)    (3,334)
----------------------------------------------------------------------
Outstanding at 6/30/01     113,334    141,667       113,334    141,667
----------------------------------------------------------------------
$5.50 per share options
Granted 10/19/98             8,000     44,000             -          -
----------------------------------------------------------------------
Outstanding at 6/30/99       8,000     44,000             -          -
Exercisable on 10/19/99          -          -         2,667     14,669
Exercisable on 10/19/00          -          -         2,666     14,665
Exercised on 4/21/01        (5,333)   (29,334)       (5,333)   (29,334)
----------------------------------------------------------------------
Outstanding at 6/30/01       2,667     14,666             -          -
----------------------------------------------------------------------
$5.50 per share options
Granted 4/17/01             16,000     88,000             -          -
----------------------------------------------------------------------
Outstanding at 6/30/01      16,000     88,000             -          -
----------------------------------------------------------------------
Total outstanding
 at 6/30/01                132,001   $244,333       113,334   $141,667
----------------------------------------------------------------------

The weighted average exercise price of options outstanding at 6/30/01 is $1.85 per share. The weighted average life of the options is approximately 7 years.

The fair value of the 1997, 1998, and 2001 options was estimated at $.67, $4.10, and $4.80, respectively, using the Black-Scholes option pricing model. The following assumptions were used: (1) risk free interest rate of 6.13% (1997 options), 4.06% (1998 options) and 4.87% (2001 options; (2) dividend yield of 0%; (3) expected lives of 5 years; and (4) volatility of 32.18% (1997 options), 96.23% (1998 options), and 105.49% (2001 options). Compensation cost under FAS No. 123 is $24,200 (or $.012 per basic and diluted share) for the years ended June 30, 2001 and 2000, respectively, and $17,700 (or $.01 per basic and diluted share) for the year ended June 30, 1999. Compensation cost under APB No. 25 is approximately $5,500 for the years ended June 30, 2001, 2000, and 1999.

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2001


8.  Earnings Per Share

                        2001        2000        1999
-------------------------------------------------------
Basic EPS:
Net Income           $2,303,499  $  304,517  $1,839,106
Basic Shares          1,959,413   1,953,187   1,947,570
Per Share                  1.18         .16         .94
-------------------------------------------------------
Diluted EPS:
Net Income           $2,303,499  $  304,517  $1,839,106
Effect of options        84,004      92,714      89,434
Diluted shares        2,043,417   2,045,901   2,037,004
Per Share                  1.13         .15         .90
-------------------------------------------------------

At June 30, 2001, 2000, and 1999, 18,667, 8,000, and 8,000 stock options were excluded from diluted EPS because they were anti-dilutive.

9.  Significant Customers

A substantial portion of the Company's sales were to three industrial customers and the U.S. Government in 2001, two industrial customers and the U.S. Government in 2000, and three industrial customers and the U.S. Government in 1999. Sales to and accounts receivable from these customers for the past three years were as follows:

          U.S. Government      Industrial Customers
        --------------------  -----------------------
          Sales       A/R        Sales        A/R
-----------------------------------------------------
2001    $1,220,713  $ 86,395  $11,078,848  $2,645,578
2000    $1,727,000  $245,000  $ 8,573,995  $1,455,000
1999    $1,501,000  $345,000  $10,031,000  $1,203,000

10. Commitments and Contingencies

Leases
The Company conducts its operations from leased facilities, which include a manufacturing plant and office. The manufacturing plant lease expires in September 2006. Total rental expense for 2001, 2000, and 1999 amounted to $187,860, $91,869, and $91,754, respectively. A schedule of the Company's minimum non-cancelable rental commitments as of June 30, 2001 follows:

Year Ending June 30,
-------------------------------------------------------
2002                    $207,997
2003                     227,499
2004                     234,000
2005                     234,000
2006                     243,747
Thereafter                61,749
-------------------------------------------------------

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

These statutory provisions impose joint and several responsibility without regard to fault on all responsible parties, including the generators of the hazardous substances, for certain investigative and remedial costs at sites where these substances are or were produced or handled which contain constituents classified as hazardous. The Company generally provides for the disposal or processing of such substances through licensed, independent contractors.

In July 1999, the Company became aware of historical releases of hazardous substances at its leased manufacturing facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (Facility). The Company promptly notified the New Jersey Department of Environmental Protection (Department) as required by the New Jersey Spill Compensation and Control Act (Spill Act), J.J.S.A. 58:10-23.11, and retained the services of environmental remediation consultants to perform a full site characterization in accordance with the Department's Technical Requirements for Site Remediation, J.J.A.C. 7:26E-1.1. The site characterization has been completed. The preliminary cost estimated for remediation of the site is approximately $1,992,000 (present value using a discount rate of 6.16%) to be incurred over the next six years. It is reasonably possible that the Company's recorded estimate of remediation cost may change in the near term.

At June 30, 2001, estimated remediation payments are as follows:


Year Ending June 30,
-------------------------------------------------------
2001                            $  846,000
2002                               402,000
2003                               169,000
2004                               169,000
2005                               437,000
Thereafter                          22,000
-------------------------------------------------------
                                 2,045,000
Unamortized discount              (228,000)
-------------------------------------------------------
                                $1,817,000
-------------------------------------------------------

Kreisler Manufacturing Corporation and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2001


The Company has notified its liability insurance carriers which issued liability policies to the Company during the period 1959 to 1985. The Company reached a settlement with one of its insurance carriers in the amount of $2,500,000. The recorded amounts are as follows:

Accrued estimated environmental cost
(including $78,000 of discount amortization)   $ 2,070,000
Insurance recovery                              (2,500,000)
----------------------------------------------------------
Net gain                                       $  (430,000)
----------------------------------------------------------

11. Related Party Transactions

Consulting fees paid to a board member approximated $241,000, $227,000, and $174,000 in 2001, 2000, and 1999, respectively.

Amounts accrued to a board member approximated $22,000, $322,000, and $47,000 at June 30, 2001, 2000, and 1999, respectively.

12. Current Liabilities in Excess of 5%

Liabilities other than trade payables that exceed 5% of current liabilities include bonuses of approximately $357,000 and payroll and vacation accruals of approximately $171,000 at June 30, 2001, and bonuses of approximately $125,000, consulting fees of approximately $322,000, and payroll and vacation accruals of approximately $142,000 at June 30, 2000.



                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation (a Delaware corporation) and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

GREGORY, SHARER & STUART



St. Petersburg, Florida
August 3, 2001

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis


Forward Looking Statements

  Certain oral statements made by management of the Company from time to time and certain statements contained herein or in periodic reports filed by the Company with the Securities and Exchange Commission are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, as amended, with respect to results of operations and the business of the Company. All such statements, other than statements of historical facts, including those regarding market trends, the Company's financial position and results of operations, business strategy, projected costs, and plans and objectives of management for future operations, are forward-looking statements. In general, such statements are identified by the use of forward-looking words or phrases including, but not limited to, "intended," "will," "should," "may," "believes," "expects," "expected," "anticipates," and "anticipated" or the negative thereof or variations thereon or similar terminology. These forward-looking statements are based on the Company's current expectations. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.
These forward-looking statements represent the Company's current judgment. The Company disclaims any intent or obligation to update its forward-looking statements. Because forward-looking statements involve risks and uncertainties, the Company's actual results could differ materially from those set forth in or underlying the forward-looking statements.

Description of Business

  Kreisler Manufacturing Corporation is a Delaware business corporation which was incorporated on December 13, 1968. Kreisler Manufacturing Corporation and its wholly-owned subsidiary, Kreisler Industrial Corporation (collectively the "Company") which was incorporated in New Jersey on July 3, 1956, fabricate precision metal components and assemblies primarily for aircraft engines with both military and commercial applications and for industrial gas turbines. The primary function of the Company's products is to transport fluids to various parts of the aircraft, aircraft engine, and industrial gas turbine.

  The Company's strategy is to expand it's sales to the industrial gas turbine market. While the Company will continue to strengthen its core competencies in aerospace it will make a concentrated and accelerated effort towards improving technology and people skills for rapid growth in the industrial gas turbine market. This strategy will require time. In most respects the industrial gas turbine products are compatible in manufacturing flow with the Company's other products.

Results of Operations

2001 Compared to 2000

  Revenues increased from $14,322,000 to $18,662,000. The revenue increase of $4,340,000, or 30%, reflects a $2.3 million increase in sales to the industrial gas turbine market and a $2.0 million increase in sales to the aerospace market.

  Selling, general and administrative expense decreased $450,000 or 44% primarily due to less professional fees.

  Income from operations increased $3,125,000, including a $430,000 net gain on environmental remediation, as a result of increased sales and higher product margins.

  Interest and other earnings increased $48,000 or 21%. Total other income in 2001 was $277,000 compared to $229,000 in the prior year. Higher balances in cash and cash equivalents during the year resulted in the increase.

  Income before taxes for 2001 was $3,675,000 or 19.7% of revenues versus $502,000 or 3.5% of revenues in 2000.

Kreisler Manufacturing Corporation and Subsidiaries
Management's Discussion and Analysis


  Current backlog at approximately $15.8 million increased $3.8 million or 32% over June 30, 2000.

2000 Compared to 1999

  Revenues decreased from $15,326,000 to $14,322,000. The revenue decrease of $1,004,000 or 7% reflects a decrease in sales to a major customer as a result of market conditions. Shipments were impacted as a result of an increase in part numbers and fewer units per part number being ordered and the learning curve on new products.

  Gross profit declined $2,204,000 or 63% with lower margin products, environmental expenses and increased payroll to transform the Company into a strong viable engineering enterprise.

  Income before taxes for 2000 was $502,000 or 3.5% of revenues versus $2,956,000 or 19% of revenues in 1999. Payroll increased $900,000, environmental expenses increased $425,000 and professional and legal expenses increased $285,000 for a total of $1,610,000. Lower sales, other expenses related to an increased payroll, and increased factory expenses combined with the above increases account for most of the $2,450,000 additional costs versus 1999.

  Selling, general and administrative expense increased $323,000 or 46% primarily in legal, professional fees and salaries.

  Other income increased $73,000 or 47%. Total other income in 2000 was $229,000 compared to $156,000 in the prior year. Higher balances in cash and cash equivalents during the year resulted in the increase.

Liquidity and Capital Resources

  Capital expenditures in 2001 were $877,000 compared to $227,000 in the prior year. The estimated capital expenditure budget for 2001-2002 is $350,000.

  Short term liquidity, management believes, will be adequately provided by internally generated funds or cash reserves to meet the needs of the business. At June 30, 2001 the Company's cash reserves was $5,054,000, a 25% increase over cash reserves of $4,046,000 at June 30, 2000. Accounts receivable increased $1,747,000 with customers extending payment terms. Payables increased $86,000. Working capital at June 30, 2001 was $9,830,000, with a current ratio of 4.7:1. Environment expenses relating to historical releases of hazardous substances at the Company's manufacturing facility is expected to continue for many years and accruals for the coming year are $858,000. In fiscal 2001 the Company recovered $2.5 million from an insurance carrier which covered the Company for environmental liability.

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

  Promptly after learning of this condition, the Company notified the New Jersey Department of Environmental Protection ("Department") as required by the New Jersey Spill Compensation and Control Act ("Spill Act"), N.J.S.A. 58:10-23.11, and retained the services of Pleasant Hill Consultants and The Whitman Companies to perform a full site characterization in accordance with the Department's Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. The site characterization is completed, and an agreement has been reached with the estimated cost for remediation of $2.04 million, to be incurred over the next six years.

  The Company has notified its liability insurance carriers which issued liability policies to the Company during the period from 1959 to 1985 and has received $2.5 million from one insurance carrier and anticipates recovery from other insurance carriers.

  At this time, the Company believes, based upon the facts as currently known, that its liability policies will cover at least most of the remediation expenses and other liabilities.

Kreisler Manufacturing Corporation and Subsidiaries


Quarterly Common Stock Data

The Company's common stock is traded on the NASDAQ Small Cap Market under the symbol "KRSL." There are approximately 600 shareholders of record. The Company does not anticipate the payment of cash dividends this year. The table below presents the high and low per share sales prices of the Company's common stock on the NASDAQ Small Cap Market for each quarter for the two year period ended June 30, 2001.
--------------------------------------------------------------------------------

                                   Fiscal Year 2001         Fiscal Year 2000
                            ----------------------------------------------------
Quarter                            High        Low          High        Low
First Quarter - September 30       4.75        3.50         12.00       4.56
Second Quarter - December 31       4.00        3.25          8.25       4.19
Third Quarter - March  31          7.13        3.50          4.84       3.50
Fourth Quarter - June 30           7.00        4.95          4.50       3.84

Directors and Officers


DIRECTORS
R. JAMES CUDD, Vice-President, Honeywell International
WALLACE N.KELLY, Executive Vice President, Chief
Operations Officer, Kreisler Industrial Corporation
WILLIAM A. KERR , Retired
ROBERT S. KRUPP, Financial Consultant
EDWARD A. STERN, Vice President, Kreisler Industrial
 Corporation
EDWARD L. STERN, Chairman of the Board, President, CEO,
             Kreisler Manufacturing Corporation, and
Kreisler Industrial Corporation
MICHAEL D. STERN, Vice President, Kreisler Industrial
 Corporation

OFFICERS
EDWARD L. STERN, Chairman of the Board,
President, Chief Executive Officer
WALLACE N. KELLY, Executive Vice President, Chief
Operations Officer
EDWARD A. STERN, Vice President
MICHAEL D. STERN, Vice President



AUDITORS

GREGORY, SHARER & STUART
Certified Public Accountants
100 Second Avenue South, Suite 600
St. Petersburg, FL  33701


TRANSFER AGENT
American Stock Transfer and Trust Company
40 Wall Street
New York, NY   10005


COUNSEL
BLANK ROME COMISKY & McCAULEY LLP
One Logan Square
Philadelphia, PA  19103-6998


ADDITIONAL INFORMATION
Stockholders may obtain, free of charge, a copy of Kreisler's annual report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 2001, by written or telephone request to the Secretary of Kreisler Manufacturing Corporation, 5960 Central Ave, Suite H, St. Petersburg, Florida, 33707

Telephone - 727-347-1144


  CORPORATE OFFICES:  5960 CENTRAL AVENUE, SUITE  H, ST. PETERSBURG, FL 33707