Form 10KSB, Exhibit 13
period 2002-06-30
KREISLER MANUFACTURING CORP
filed 2002-09-30
CIK 56806

EXHIBIT 13

12

2002 Annual Report
Kreisler Manufacturing Corporation

To Our Stockholders:

Kreisler’s fiscal year 2002, was impacted by September 11, 2001 as was the nation. The airline industry continues its battle to recover.

The results of operations for the six months ended December 31,2001 were outstanding with revenues of $10.8 million and net income of $1,149,000 or $.56 per diluted share. However, for the second six months of the fiscal year revenues declined to $7.5 million resulting in a loss of $79,000 or $.03 per diluted share.

The lower sales in the second half of the year reflects the uncertainties created in the commercial airline industry by the events of September 11. Delivery dates for orders were changed and some orders were terminated. Compared to the same period in the prior year the company’s backlog increased $2.1 million or 13.2% but could change with economic instability.

In fiscal year ended June 30, 2002 revenue decreased $362,000 or 1.9% compared to the fiscal year ended June 30, 2001. Income from operations declined $1,717,000 or 50% compared to the same period in the prior year. A decrease in revenues, increase in expenses and decrease in net gain for environmental remediation were the primary reasons for these changes. Diluted earnings per share for the fiscal year ended June 30, 2002 was $.53 compared to $1.13 for the same period in the prior year.

Under present market conditions with a competitive and cost conscious market it is essential that Kreisler evaluate and identify areas of improvement where significant gains can be made in productivity, effectiveness and profitability.

Historically Kreisler has been able to overcome a challenging and complex business environment and I believe it will continue to be able to do so.

The company’s return to higher profitability will greatly depend on the economy. Kreisler has a favorable balance sheet to overcome market volatility and rapidly changing demands.

Thank you for your continued interest in Kreisler in a difficult climate. We will make every effort to justify your support.

Sincerely,

Edward L. Stern
President
Kreisler Manufacturing Corporation

KREISLER MANUFACURING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001

	2002	2001
Assets
Cash and cash equivalents	$6,365,222	$5,053,878
Accounts receivable—trade (net)	2,397,542	4,321,944
Insurance recovery	243,000	—
Inventories	2,623,816	2,726,915
Deferred tax asset, current	284,500	355,000
Other current assets	463,343	42,130

Total Current Assets	12,377,423	12,499,867
Property, plant, and equipment, at cost less accumulated depreciation of $3,571,737 for 2002 and $3,167,743 for 2001	1,363,152	1,178,194
Deferred tax asset, non-current	260,500	471,200

Total Non-current Assets	1,623,652	1,649,394

	$14,001,075	$14,149,261

Liabilities and Stockholders' Equity
Liabilities
Accounts payable—trade	$209,667	$661,460
Accrued expenses	824,377	1,150,466
Accrued environmental cost	667,383	858,000

Total Current Liabilities	1,701,427	2,669,926

Accrued environmental cost	675,650	959,000

Stockholders' Equity
Common stock, $.125 par value for 2002 and 2001; 3,000,000 shares authorized; 1,992,547 and 1,966,047 shares issued and outstanding for 2002 and 2001, respectively	249,070	245,757
Additional paid-in capital	1,651,179	1,621,366
Retained earnings	9,723,749	8,653,212

Total Stockholders' Equity	11,623,998	10,520,335

	$14,001,075	$14,149,261

See the accompanying notes.

KREISLER MANUFACURING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three years ended June 30, 2002

		2002	2001	2000
Revenues		$18,299,766	$18,661,956	$14,321,777
Cost of goods sold		15,974,013	15,123,548	13,027,450
Selling, general, and administrative expenses		791,320	570,498	1,021,022
Net gain on environmental remediation—net of insurance recovery and discount amortization		(146,567)	(430,000)	—

		16,618,766	15,264,046	14,048,472

Income from operations		1,681,000	3,397,910	273,305
Interest and other earnings		164,337	276,689	228,912

Income before income taxes		1,845,337	3,674,599	502,217
Income tax expense		(774,800)	(1,371,100)	(197,700)

Net Income		$1,070,537	$2,303,499	$304,517

Earnings per share:
Net income—basic shares		$0.54	$1.18	$0.16
Net income—diluted shares		$0.53	$1.13	$0.15

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Three years ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance June 30, 1999	$243,756	$1,580,701	$6,045,196	$7,869,653
Exercised stock options	667	5,999	—	6,666
Net income	—	—	304,517	304,517

Balance June 30, 2000	244,423	1,586,700	6,349,713	8,180,836
Exercised stock options	1,334	34,666	—	36,000
Net income	—	—	2,303,499	2,303,499

Balance June 30, 2001	245,757	1,621,366	8,653,212	10,520,335
Exercised stock options	3,313	29,813	—	33,126
Net income	—	—	1,070,537	1,070,537

Balance June 30, 2002	$249,070	$1,651,179	$9,723,749	$11,623,998

See the accompanying notes.

KREISLER MANUFACURING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years Ended June 30, 2002

	2002	2001	2000
Cash Flows From Operating Activities
Net income	$1,070,537	$2,303,499	$304,517
Adjustments to reconcile net income to cash provided by operating activities:
Allowance for bad debt	—	—	(10,000)
Depreciation and amortization	403,994	168,276	119,340
Decrease (increase) in operating assets:
Accounts receivable—trade	1,924,402	(1,747,445)	(15,678)
Insurance recovery	(243,000)	—	—
Inventories	103,099	(385,716)	(160,032)
Deferred tax asset	281,200	(799,600)	46,400
Other current assets	(421,213)	2,837	2,072
(Decrease ) increase in operating liabilities:
Accounts payable—trade	(451,793)	86,332	(108,557)
Accrued expenses	(326,088)	403,950	(82,706)
Accrued environmental cost	(473,967)	1,817,000	—

Net Cash Provided By Operating Activities	1,867,171	1,849,133	95,356

Cash Flows From Investing Activities
Proceeds from redemption of certificates of deposit	—	—	600,723
Purchase of property, plant, and equipment	(588,952)	(876,778)	(226,602)

Net Cash (Used) Provided by Investing Activities	(588,952)	(876,778)	374,121

Cash Flows From Financing Activities
Exercised stock options	33,125	36,000	6,666

Increase in cash and cash equivalents	1,311,344	1,008,355	476,143
Cash and cash equivalents at beginning of year	5,053,878	4,045,523	3,569,380

Cash and cash equivalents at end of year	$6,365,222	$5,053,878	$4,045,523

Income Taxes Paid	$845,909	$1,748,304	$381,319

See the accompanying notes.

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

1.    Summary of Significant Accounting Policies
Operations
Kreisler Manufacturing Corporation and its wholly-owned subsidiary, Kreisler Industrial Corporation (collectively the “company”) manufactures precision metal components and assemblies at Elmwood Park, New Jersey primarily for use in military and commercial aircraft engines and industrial gas turbine engines. These products include tube assemblies of multiple sizes and configuration, vane inserts, fuel rings and baffles.

Principles of Consolidation
The consolidated financial statements include the accounts of Kreisler Manufacturing Corporation and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated.

Accounts Receivable—Trade
Accounts receivable—trade is net of an allowance for uncollectible accounts of $10,000 for 2002 and 2001.

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

Stock-Based Compensation
In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25
(APB 25).

SFAS No. 123 encourages but does not require companies to recognize compensation expense for stock-based awards based on their fair market value at the date of grant. SFAS No. 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The company has elected to adopt the disclosure requirements of SFAS No. 123 but will continue to account for stock-based compensation under
APB 25.

Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

Income Taxes
The company accounts for its income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the tax effect of future deductible or taxable amounts, operating loss, or tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the deferred assets and liabilities during the year. Future tax benefits, such as net operating loss carryforwards, are recognized and reduced by a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized.

Earnings Per Share
The company adopted SFAS No. 128, Earnings Per Share, during 1998, which requires disclosure of basic and diluted earnings per share. Under SFAS No. 128, basic earnings per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings per share includes the dilutive effects of stock options and other potentially dilutive securities.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.    Concentration of Credit Risk

The company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $3,512,000 and $1,984,000 at June 30, 2002 and 2001, respectively. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

3.    Inventories

Inventories consist of the following at June 30:

	2002	2001
Raw materials	$1,467,634	$1,649,954
Work in process	845,361	892,713
Finished goods	310,821	184,248

	$2,623,816	$2,726,915

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Property, Plant and Equipment

Property, plant and equipment consists of the following at June 30:

	2002	2001
Building improvements	$224,911	$213,867
Machinery and equipment	4,709,978	4,132,070

	4,934,889	4,345,937
Less accumulated depreciation	(3,571,737)	(3,167,743)

	$1,363,152	$1,178,194

Depreciation expense was $403,994, $168,276, and $119,340 for 2002, 2001, and 2000, respectively.

5.    Income Taxes

The company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense from continuing operations was as follows for the year ended June 30:

	2002	2001	2000
Federal Income Taxes
Current	$454,400	$1,897,900	$143,300
Deferred	254,300	(693,000)	37,300
State Income Taxes
Current	39,200	272,800	8,000
Deferred	26,900	(106,600)	9,100

Income Tax Expense	$774,800	$1,371,100	$197,700

The actual income tax expense attributable to earnings for the years ended June 30 differed from the amounts computed by applying the statutory tax rates to pretax income as a result of the following:

	2002	2001	2000
Computed expected tax expense	$722,700	$1,249,000	$172,200
State income tax expense, net of federal income reduction	45,000	115,400	18,500
Non-deductible expenses	7,100	6,700	7,000

Provision for income taxes	$774,800	$1,371,100	$197,700

Nondeductible expenses relate primarily to life insurance payments and meals and entertainment that are not deductible for income tax purposes.

The deferred tax asset in the accompanying consolidated balance sheets includes the following components as of June 30:

	2002	2001
Current Deferred Tax Asset
Accrued environmental cost	$243,100	$297,900
Other	41,400	57,100

	$284,500	$355,000

Non-Current Deferred Tax Asset
Accrued environmental cost	$260,500	$471,200

The deferred income tax consequences have been computed based on the currently enacted income tax rates expected to apply as temporary differences reverse. Management has not accrued a valuation allowance, as they believe the benefit will be fully realized.

6.    Interest and Other Earnings

The components of interest and other earnings are as follows for the year ending June 30:

	2002	2001	2000
Interest income	$163,971	$274,689	$220,460
Miscellaneous Income	366	2,000	8,452

Total	$164,337	$276,689	$228,912

7.    Stock Option Plan

The company’s Stock Option Plan (Plan) was approved by the shareholders of the company in November 1997, effective August 5, 1997. A maximum of 280,000 shares of the company’s common stock may be issued under the Plan. The maximum term of the stock options granted is ten years and optionees vest in the options over a three-year period. In the event of a change of control, optionees become fully vested in their unexercised options.

The purpose of the Plan is to provide additional incentives to officers, other key employees, and directors of and important consultants to the company by encouraging them to invest in shares of the company’s common stock and, thereby, acquire a proprietary interest in the company and an increased personal interest in the company’s continued success and progress.

KREISLER MANUFACURING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options under the Plan may be options which qualify under Section 422 of the Internal Revenue Code (Incentive Stock Options) or options which do not qualify under Section 422 (Nonqualified Options).

On August 5, 1997, Incentive Stock Options and Nonqualified Options (1997 options) to purchase 20,000 and 112,000 shares, respectively, at a price of $1.25 per share were granted. The quoted market price of the company’s stock at that time was $1.46 per share. The term of the granted options is ten years. On October 19, 1998, the company granted Nonqualified Options (1998 options) to purchase 8,000 shares at a price of $5.50 per share. The quoted market price of the company stock at that time was $5.50 per share. The term of the granted options is ten years. Additionally, on April 17, 2001, the company granted Nonqualified Options (2001 options) to purchase 16,000 shares at a price of $5.50 per share. The quoted market price of the company stock at that time was $6.00 per share. The following table summarizes option activity.

	Granted		Exercisable
	Options	Exercise Price	Options	Exercise Price
$1.25 per share options
Granted on 8/5/97	132,000	$165,000	—	$—

Outstanding at 6/30/98	132,000	165,000	—	—
Exercisable on 8/5/98	—	—	44,000	55,000
Exercised on 10/21/98	(7,998)	(9,998)	(7,998)	(9,998)
Exercisable on 8/5/99	—	—	44,000	55,000
Exercised on 11/12/99	(2,667)	(3,333)	(2,667)	(3,333)
Exercised on 12/14/99	(2,666)	(3,333)	(2,666)	(3,333)
Exercisable on 8/5/00	—	—	44,000	55,000
Exercised on 11/14/00	(2,668)	(3,335)	(2,668)	(3,335)
Exercised on 1/11/01	(2,667)	(3,334)	(2,667)	(3,334)
Exercised on 12/7/01	(8,000)	(10,000)	(8,000)	(10,000)
Exercised on 12/7/01	(8,000)	(10,000)	(8,000)	(10,000)
Exercised on 1/24/02	(4,000)	(5,000)	(4,000)	(5,000)
Exercised on 2/21/02	(2,500)	(3,125)	(2,500)	(3,125)
Exercised on 3/29/02	(4,000)	(5,000)	(4,000)	(5,000)

Outstanding at 6/30/02	86,834	108,542	86,834	108,542

$5.50 per share options
Granted 10/19/98	8,000	44,000	—	—

Outstanding at 6/30/99	8,000	44,000	—	—
Exercisable on 10/19/99	—	—	2,667	14,669
Exercisable on 10/19/00	—	—	2,666	14,665
Exercised on 4/21/01	(5,333)	(29,334)	(5,333)	(29,334)
Exercisable on 10/19/01			2,667	14,668

Outstanding at 6/30/02	2,667	14,666	2,667	14,668

$5.50 per share options
Granted 4/17/01	16,000	88,000	—	—

Exercisable on 4/17/02			5,333	29,332

Outstanding at 6/30/02	16,000	88,000	5,333	29,332

Total outstanding at 6/30/02	105,501	$211,208	94,834	$152,542

The weighted average exercise price of options outstanding at 6/30/02 is $2.00 per share. The weighted average life of the options is approximately 6 years.

The fair value of the 1997, 1998, and 2001 options was estimated at $.67, $4.10, and $4.80, respectively, using the Black-Scholes option pricing model. The following assumptions were used: (1) risk free interest rate of 6.13% (1997 options), 4.06% (1998 options) and 4.87% (2001 options; (2) dividend yield of 0%; (3) expected lives of 5 years; and (4) volatility of 32.18% (1997 options), 96.23% (1998 options), and 105.49% (2001 options). Compensation cost under FAS No. 123 is $21,900 (or $.011 per basic and diluted share) for the year ended June 30, 2002 and $24,200 (or $.012 per basic and diluted share) for the years ended June 30, 2001 and 2000, respectively. Compensation cost under APB No. 25 is approximately $1,600 for the year ended June 30, 2002 and $5,500 for the years ended June 30, 2001 and 2000.

8.	Earnings Per Share

	2002	2001	2000
Basic EPS:
Net Income	$1,070,537	$2,303,499	$304,517
Basic Shares	1,978,729	1,959,413	1,953,187
Per Share	.54	1.18	.16

Diluted EPS:
Net Income	$1,070,537	$2,303,499	$304,517
Effect of options	60,200	84,004	92,714
Diluted shares	2,038,930	2,043,417	2,045,901
Per Share	.53	1.13	.15

At June 30, 2001 and 2000, 18,667, and 8,000 stock options were excluded from diluted EPS because they were anti-dilutive.

9.	Significant Customers

A substantial portion of the company’s sales were to three industrial customers and the U.S. Government in 2002 and 2001 and two industrial customers and the U.S. Government in 2000. Sales to and accounts receivable from these customers for the past three years were as follows:

	U.S. Government		Industrial Customers
	Sales	A/R	Sales	A/R
2002	$1,994,189	$541,990	$11,416,362	$1,225,753
2001	$1,220,713	$86,395	$11,078,848	$2,645,578
2000	$1,727,000	$245,000	$8,573,995	$1,455,000

KREISLER MANUFACTURING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Commitments and Contingencies

Leases

The company conducts its operations from leased facilities, which include a manufacturing plant and office. The manufacturing plant lease expires in September 2006. Total rental expense for 2002, 2001, and 2000 amounted to $207,997, $187,860, and $91,869, respectively. A schedule of the company’s minimum non-cancelable rental commitments as of June 30, 2002 follows:

Year Ending June 30,
2003	$227,499
2004	234,000
2005	234,000
2006	243,747
2007	61,749

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

In July 1999, the company became aware of historical releases of hazardous substances at its leased manufacturing facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (Facility). The Company promptly notified the New Jersey Department of Environmental Protection (Department) as required by the New Jersey Spill Compensation and Control Act (Spill Act), N.J.S.A. 58:10-23.11, and retained the services of environmental remediation consultants to perform a full site characterization in accordance with the Department’s Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. The site characterization has been completed. The remaining cost estimated for remediation of the site is approximately $1,475,000 (present value using a discount rate of 6.16%) to be incurred over the next five years. It is reasonably possible that the company’s recorded estimate of remediation cost may change in the near term.

At June 30, 2002, estimated remediation payments are as follows:

Year Ending June 30,
2003	$593,000
2004	169,000
2005	169,000
2006	522,000
22,000
Thereafter	1,475,000
Unamortized discount	(132,000)

$1,343,000

The company has notified its liability insurance carriers which issued liability policies to the company during the period 1959 to 1985. In 2001, the company reached a settlement with one of its insurance carriers in the amount of $2,500,000. The recorded amounts are as follows for the year ended June 30, 2001:

Accrued estimated environmental cost (including $78,000 of discount amortization)	$2,070,000
Insurance recovery	(2,500,000)

Net gain	$(430,000)

For the year ended June 30, 2002, the company reached an additional settlement with two of its insurance carriers in the amount of $243,000. The recorded amounts are as follows:

Environmental management costs	$96,433
Insurance recovery	(243,000)

Net gain	$(146,567)

11.    Related Party Transactions

Approximately $ 91,000 in professional fees were paid to Oasis Ventures, LLC during the year ended June 30, 2002 in connection with the exploration of merger and acquisition possibilities. Oasis Ventures, LLC is owned by one of the company’s board members.

Consulting fees paid to a board member during 2001 and 2000 approximated $241,000 and $227,000, respectively.

Amounts accrued to a board member approximated $0, $22,000, and $322,000 at June 30, 2002, 2001, and 2000, respectively.

12.    Current Liabilities in Excess of 5%

Liabilities other than trade payables that exceed 5% of current liabilities include bonuses of approximately $232,500 and payroll and vacation accruals of approximately $184,000 at June 30, 2002, and bonuses of approximately $357,000, and payroll and vacation accruals of approximately $171,000 at June 30, 2001.

Report Of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation (a Delaware corporation) and its subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
August 1, 2002

Kreisler Manufacturing Corporation and Subsidiaries
Management’s Discussion and Analysis

Forward Looking Statements

Certain oral statements made by management of the company from time to time and certain statements contained herein or in periodic reports filed by the company with the Securities and Exchange Commission are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to results of operations and the business of the Company. All such statements, other than statements of historical facts, including those regarding market trends, the Company’s financial position and results of operations, business strategy, projected costs, and plans and objectives of management for future operations, are forward-looking statements. In general, such statements are identified by the use of forward-looking words or phrases including, but not limited to, “intended,” “will,” “should,” “may,” “believes,” “expects,” “expected,” “anticipates,” and “anticipated” or the negative thereof or variations thereon or similar terminology. These forward-looking statements are based on the company’s current expectations. Although the company believes that the expectations reflected in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These forward-looking statements represent the company’s current judgment. The company disclaims any intent or obligation to update its forward-looking statements. Because forward-looking statements involve risks and uncertainties, the company’s actual results could differ materially from those set forth in or underlying the forward-looking statements.

Description of Business

Kreisler Manufacturing Corporation is a Delaware business corporation which was incorporated on December 13, 1968 which succeeded a New Jersey business corporation which was incorporated in New Jersey in 1940, which succeeded a New York corporation which was incorporated in 1930. Kreisler Manufacturing Corporation and its wholly-owned subsidiary, Kreisler Industrial Corporation (collectively the “company”) which was incorporated in New Jersey on July 3, 1956, manufactures precision metal components and assemblies at Elmwood Park, New Jersey for use in military and commercial aircraft engines and industrial gas turbines. These products include tube assemblies of multiple sizes and configurations, vane inserts, fuel rings and baffles. For the fiscal year ended June 30, 2002, sale of products for commercial aircraft engines, industrial gas turbine engines and military aircraft engines accounted for 69%, 20% and 11% of revenues respectively.

The company markets its products to the commercial aircraft, military aircraft and industrial gas turbine industries. The tragic events of September 11, 2001 have materially impacted the commercial airline industry, with airline passenger traffic off considerably and some airlines having filed for bankruptcy. The weak commercial aircraft market has had a negative impact on the company’s sales and profitability. For the year ended June 30, 2002 sales of the company’s products to the commercial aircraft industry declined $2,535,000, or 17%, compared to sales for the year ended June 30, 2001. It is impossible to predict when the commercial aircraft industry may recover. A continued downturn in this market could have a material adverse effect on the company’s revenues and net income for the year ending June 30, 2003.

Offsetting the decline in sales of products to the commercial aircraft industry, were increases in sales of products to the military aircraft industry and gas turbine industry. Sales of products to the military aircraft industry increased $773,000 or 63%, from $1,221,000 for the fiscal year ended June 30, 2001 to $1,994,000 for the fiscal year ended June 30, 2002. Sales of products to the gas turbine industry increased $1,400,000 or 64%, from $2,200,000 for the fiscal year ended June 30, 2001 to $3,600,000 for the fiscal year ended June 30, 2002. The company does not believe that increases in sales of products to the industrial gas turbine industry is sustainable and, based on current demand in the industry, believes that sales of product to the industrial gas turbine market will decline during the year ending June 30, 2003.

The company’s strategy is to expand it’s sales to the industrial gas turbine market. While the company will continue to strengthen its core competencies in aerospace it will make a concentrated and accelerated effort towards improving technology and people skills for rapid growth in the industrial gas turbine market. This strategy will require time. In most respects the industrial gas turbine products are compatible in manufacturing flow with the company’s other products. Under present market conditions with a competitive and cost conscious market it is essential that Kreisler evaluate and identify areas of improvement where significant gains can be made in productivity, effectiveness and profitability.

Kreisler Manufacturing Corporation and Subsidiaries
Management’s Discussion and Analysis—(Continued)

Results of Operations

2002 Compared to 2001

Revenues decreased from $18,662,000 to $18,300,000. The revenue decline of $362,000, or 1.9%, reflects the effect of September 11, 2001 with less demand for commercial aircraft engines. Sales of products for industrial gas turbines increased approximately 50% to offset the decline in sales of products for commercial aircraft engines. For the fiscal year ended June 30, 2002, sales of products for commercial aircraft engines, military aircraft engines and industrial gas turbines accounted for approximately 65%, 15% and 20% of revenues, respectively.

Selling, general and administrative expenses increased $221,000 or 39%, primarily as a result of increased sales commissions, professional fees, audit and accounting fees.

Income from operations, for the year ended June 30, 2002 was $1,681,000 or 9% of revenue compared to $3,398,000 or 18% of revenue as of June 30, 2001.The $1,717,000, or 50% decrease in operating income compared to the same period in the prior year was due to increased material costs as a percent of sales, increased expenses in health insurance, indirect labor, office salaries, direct labor and depreciation and a decrease in net gain for environmental remediation.

Interest and other earnings declined $112,000 or 41% due to reduced interest rates.

Income before taxes for 2002 was $1,845,000 or 10% of revenues compared to $3,675,000 or 20% of revenues in 2001. Lower revenues, higher expenses and reduced net gain on environmental remediation account for the decrease.

Income tax expense for the year ended June 30, 2002 was $775,000 or 42% of income before taxes.

Current backlog as of June 30, 2002 is approximately $17.7 million compared to $15.8 million at the same time in the prior year. The backlog increased $2.1 million or 13.2%. Backlogs are subject to change with terminations, and delivery schedule changes.

Kreisler Manufacturing Corporation and Subsidiaries
Management’s Discussion and Analysis—(Continued)

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

Liquidity and Capital Resources

Cash and cash equivalents increased $1,311,000 or 26% from $5,054,000 June 30, 2001 to $6,365,000 June 30, 2002. Working capital was $10,675,996. Adequate liquidity is available to cover anticipated capital expenditures of less than $100,000 for the year ending June 30, 2003. Capital expenditures for 2002 was $589,000.

Stockholder’s equity on basic shares is $5.87 per share as of June 30, 2002 compared to $5.32 per share for the same period in the prior year or a 10% increase in book value.

Compliance with Environmental Laws

The company in early fiscal year 2000 become aware of historical releases of hazardous substances at the facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (hereinafter the “facility”). Based on the results of tests conducted at the facility, the company has discovered that both the soil and groundwater at the facility, and possibly offsite, are contaminated with tetrachloroethylene (“PCE”). While the company cannot be absolutely certain about the source of this condition, the company used PCE for degreasing and other similar purposes from about 1959, when it commenced operation at the facility, until approximately 1985, when it replaced PCE with another solvent.

Promptly after learning of this condition, the company notified the New Jersey Department of Environmental Protection (“Department”) as required by the New Jersey Spill Compensation and Control Act (“Spill Act”), N.J.S.A. 58:10-23.11, and retained the services of Pleasant Hill Consultants and The Whitman Companies to perform a full site characterization in accordance with the Department’s Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. The site characterization is completed, and an agreement has been reached with the remaining cost for remediation of $1.47 million, to be incurred over the next five years. Environmental remediation is slightly behind schedule as approvals have taken longer that anticipated. No additional problems have been discovered to negatively impact the estimated cost of remediation.

The company has notified its liability insurance carriers which issued liability policies to the company during the period from 1959 to 1985 and has received $2.7 million from three insurance carriers, and anticipates recovery from one other insurance carrier.

At this time, the company believes, based upon the facts as currently known, that its liability policies will cover at least most of the remediation expenses and other liabilities

KREISLER MANUFACURING CORPORATION AND SUBSIDIARIES

Quarterly Common Stock Data

The company’s common stock is traded on the NASDAQ Small Cap Market under the symbol “KRSL.” There are approximately 125 shareholders of record. The company does not anticipate the payment of cash dividends this year. The table below presents the high and low per share sales prices of the company’s common stock on the NASDAQ Small Cap Market for each quarter for the two year period ended June 30, 2002.

	Fiscal Year 2002		Fiscal Year 2001
Quarter	High	Low	High	Low
First Quarter – September 30	7.50	4.74	4.75	3.50
Second Quarter – December 31	9.52	5.65	4.00	3.25
Third Quarter – March 31	10.77	7.05	7.13	3.50
Fourth Quarter – June 30	10.50	7.65	7.00	4.95

Directors and Officers

DIRECTORS	AUDITORS
EDWARD L. STERN, Chairman of the Board, President,
CEO, CFO Kreisler Manufacturing Corporation, and
Kreisler Industrial Corporation
WALLACE N.KELLY, Executive Vice President, Chief Operations Officer, Kreisler Industrial Corporation
ROBERT S. KRUPP, Financial Consultant
EDWARD A. STERN, Vice President, Kreisler Industrial Corporation
GREGORY, SHARER & STUART Certified Public Accountants 100 Second Avenue South, Suite 600 St. Petersburg, FL 33701
MICHAEL D. STERN, Vice President, Kreisler Industrial Corporation R. JAMES CUDD, Vice-President, Honeywell International WILLIAM A. KERR, Retired—Formerly Vice President Pratt & Whitney	TRANSFER AGENT American Stock Transfer and Trust Company 40 Wall Street New York, NY 10005

OFFICERS
EDWARD L. STERN, Chairman of the Board, President, Chief Executive Officer
WALLACE N. KELLY, Executive Vice President, Chief Operations Officer
EDWARD A. STERN, Vice President
MICHAEL D. STERN, Vice President

COUNSEL
BLANK ROME COMISKY & McCAULEY LLP
One Logan Square
Philadelphia, PA 19103-6998

ADDITIONAL INFORMATION
Stockholders may obtain, free of charge, a copy of Kreisler’s annual report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 2002, by written or telephone request to the Secretary of Kreisler Manufacturing Corporation, 5960 Central Ave, Suite H, St. Petersburg, Florida, 33707
Telephone—727-347-1144

CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707