Form 10KSB, Exhibit 13
period 2003-06-30
KREISLER MANUFACTURING CORP
filed 2003-09-25
CIK 56806

EXHIBIT 13

2003 Annual Report

Kreisler Manufacturing Corporation

Dear Fellow Shareholders,

Kreisler’s 2003 financial results reflect the ongoing economic downturns in both the aerospace and the industrial gas turbine industries as September 11, 2001 continues to affect the airline industry. Similarly, overcapacity for electricity has affected the gas turbine industry.

Revenues for the fiscal year 2003 were $12.5 million compared to $18.3 million for fiscal year 2002. The 31.7% decline in revenues or $5.8 million for the year results primarily from a $6.3 million or 60% decline in overall orders (industrial and airline engines) from our primary customer.

Today we face the contradiction of reducing costs in our traditional business and increasing costs to develop new programs for the F119, F135 and GP7000 engines. The F119 engine for the F22 fighter is currently in production. The F135 engine for the Joint Strike Fighter and the GP7000 engine for the A380 are at least six full years away from production.

Spare parts have become an important element with our primary customer as original engine manufacturing requirements declined for the 4000 engine. The production requirements for the industrial gas turbine GT8 has been extended. The schedule for the 501F gas turbine has been reduced.

Given the above, our first concern is keeping the Company healthy during this down cycle in the industries we serve. Our focus must be on conserving cash but not to the detriment of developing future programs. To create value for our shareholders, our approach must be conservative. There will be no magic wand that will turn things around rapidly. Management’s responsibility is to stay the course and create opportunities that will be long term and profitable. Short-term fixes with the market pressures for unprofitable pricing are not a viable option.

We have been through difficult situations before but each situation presents different challenges. I have confidence that our organization will meet and overcome these challenges. To increase the top line at the expense of the bottom line is not acceptable. To embark on high-risk programs is also not acceptable. We will continue to explore new products and directions utilizing our present capabilities and if and when necessary modify those capabilities to meet the challenges of new programs. We will continue to dedicate ourselves to making this a growth oriented and profitable company.

Thank you for your continued support and may we continue to justify that support.

Sincerely,

Edward L. Stern
Chairman of the Board and President

Kreisler Manufacturing Corporation and Subsidiaries

Consolidated Balance Sheets

June 30, 2003 and 2002

	2003	2002
		(Restated)
Assets
Cash and cash equivalents	$4,650,187	$6,365,222
Accounts receivable—trade (net)	1,829,957	2,397,542
Insurance recovery	—	243,000
Inventories	2,455,508	2,623,816
Income tax receivable	735,722	244,900
Deferred tax asset, current	297,500	284,500
Other current assets	335,932	218,443

Total Current Assets	10,304,806	12,377,423

Split dollar life insurance receivable	235,450	235,450
Property, plant, and equipment, at cost less accumulated depreciation of $3,982,068 for 2003 and $3,571,737 for 2002	1,053,417	1,363,152
Deferred tax asset, non-current	214,800	260,500

Total Non-current Assets	1,503,667	1,859,102

	$11,808,473	$14,236,525

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable—trade	$519,788	$209,667
Accrued expenses	378,212	824,377
Accrued environmental cost	517,793	667,383

Total Current Liabilities	1,415,793	1,701,427

Accrued environmental cost	510,785	675,650

Stockholders’ Equity
Common stock, $.125 par value for 2003 and 2002;
3,000,000 shares authorized; 1,762,447 and 1,992,547 shares issued and outstanding for 2003 and 2002, respectively	220,306	249,070
Additional paid-in capital	367,792	1,651,179
Retained earnings	9,293,797	9,959,199

Total Stockholders’ Equity	9,881,895	11,859,448

	$11,808,473	$14,236,525

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries

Consolidated Statements of Income

Three years ended June 30, 2003

	2003	2002	2001
Revenues	$12,504,049	$18,299,766	$18,661,956

Cost of goods sold	13,057,363	15,974,013	15,123,548
Selling, general, and administrative expenses	765,467	791,320	570,498
Net gain on environmental remediation—net of insurance recovery and discount amortization	(105,376)	(146,567)	(430,000)

	13,717,454	16,618,766	15,264,046

(Loss) income from operations	(1,213,405)	1,681,000	3,397,910
Interest and other earnings	102,603	164,337	276,689

(Loss) income before income taxes	(1,110,802)	1,845,337	3,674,599
Income tax benefit (expense)	445,400	(774,800)	(1,371,100)

Net (loss) income	$(665,402)	$1,070,537	$2,303,499

Earnings per share:
Net (loss) income—basic shares	$(0.36)	$0.54	$1.18
Net (loss) income—diluted shares	$(0.36)	$0.53	$1.13

Consolidated Statements of Changes in Stockholders’ Equity

Three years ended June 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
			Restated
Balance June 30, 2000, as previously reported	$244,423	$1,586,700	$6,349,713	$8,180,836
Adjustment for split dollar life insurance premiums	—	—	235,450	235,450

Balance June 30, 2000 restated	244,423	1,586,700	6,585,163	8,416,286
Exercised stock options	1,334	34,666	—	36,000
Net income	—	—	2,303,499	2,303,499

Balance June 30, 2001	245,757	1,621,366	8,888,662	10,755,785
Exercised stock options	3,313	29,813	—	33,126
Net income	—	—	1,070,537	1,070,537

Balance June 30, 2002	249,070	1,651,179	9,959,199	11,859,448
Purchased and retired stock	(28,764)	(1,283,387)	—	(1,312,151)
Net loss	—	—	(665,402)	(665,402)

Balance June 30, 2003	$220,306	$367,792	$9,293,797	$9,881,895

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Three Years Ended June 30, 2003

	2003	2002	2001
Cash Flows From Operating Activities
Net (loss) income	$(665,402)	$1,070,537	$2,303,499

Adjustments to reconcile net (loss) income to cash (used) provided by operating activities:
Depreciation and amortization	410,331	403,994	168,276
Decrease (increase) in operating assets:
Accounts receivable—trade	567,585	1,924,402	(1,747,445)
Insurance recovery	243,000	(243,000)	—
Inventories	168,308	103,099	(385,716)
Income tax receivable	(490,822)	(244,900)	—
Deferred tax asset	32,700	281,200	(799,600)
Other current assets	(117,490)	(176,313)	2,837
Increase (decrease ) in operating liabilities:
Accounts payable—trade	310,118	(451,795)	86,332
Accrued expenses	(446,164)	(326,088)	403,950
Accrued environmental cost	(314,455)	(473,967)	1,817,000

Net Cash (Used) Provided By Operating Activities	(302,291)	1,867,169	1,849,133

Cash Flows From Investing Activities
Purchase of property, plant, and equipment	(100,594)	(588,951)	(876,778)

Net Cash Used by Investing Activities	(100,594)	(588,951)	(876,778)

Cash Flows From Financing Activities
Exercised stock options	—	33,126	36,000
Purchase of Company stock	(1,312,151)	—	—

Net Cash (Used) Provided by Financing Activities	(1,312,151)	33,126	36,000

(Decrease) increase in cash and cash equivalents	(1,715,036)	1,311,344	1,008,355

Cash and cash equivalents at beginning of year	6,365,222	5,053,878	4,045,523

Cash and cash equivalents at end of year	$4,650,186	$6,365,222	$5,053,878

Income Taxes Paid	$245,269	$845,909	$1,748,304

See the accompanying notes.

Kreisler Manufacturing Corporation and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2003

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

Accounts Receivable

Accounts receivable – trade is net of an allowance for estimated uncollectible accounts of $10,000 for 2003 and 2002.

Accounts Receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Follow-up correspondence is made if unpaid accounts receivable go beyond 30 days.

Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice.

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The carrying amounts of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed the due date and estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

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

Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 (APB 25).

SFAS No. 123 encourages but does not require companies to recognize compensation expense for stock-based awards based on their fair market value at the date of grant. SFAS No. 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25) provided that pro-forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The required disclosures were amended in December 2002 with the issuance of SFAS No. 148, Accounting for Stock Based Compensation – Transition and Disclosure. The Company has adopted the disclosure requirements of SFAS No.123 as amended by SFAS No. 148, but will continue to account for stock-based compensation under APB 25.

At June 30, 2003, the Company has a stock based compensation plan which is more fully described in Note 7. No stock based employee compensation cost is reflected in the net (loss) income for years ended June 30, 2003, 2002, and 2001. The following table illustrates the effect on the net (loss)/income and (loss)/earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2003	2002	2001
Net (loss) income, as reported	$(665,402)	$1,070,537	$2,303,499
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$(9,625)	$(13,688)	$(15,125)
Pro forma net (loss) income	(675,027)	1,056,849	2,288,374
(Loss) earnings per share:
Basic – as reported	(.36)	.54	1.18
Basic – pro forma	(.36)	.53	1.17
Diluted – as reported	(.36)	.53	1.13
Diluted – pro forma	(.36)	.52	1.12

Kreisler Manufacturing Corporation and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2003

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

Prior Period Adjustments

The Company’s retained earnings as of June 30, 2000 have been restated to reflect the total amount of insurance premiums paid on behalf of an executive of the Company. The effect of the restatement is an increase to retained earnings and to establish a receivable to the Company from the insured totaling $235,450. Amounts paid subsequent to June 30, 2000 are deemed immaterial (see Note 5).

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

2.	Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,990,757 and $3,512,000 at June 30, 2003 and 2002, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

3.	Inventories

Inventories consist of the following at June 30:

	2003	2002
Raw materials	$1,367,918	$1,467,634
Work in process	724,893	845,361
Finished goods	362,697	310,821

	$2,455,508	$2,623,816

4.	Property, Plant and Equipment

Property, plant and equipment consists of the following at June 30:

	2003	2002
Building improvements	$225,806	$224,911
Machinery and equipment	4,809,679	4,709,978

	5,035,485	4,934,889
Less accumulated depreciation	(3,982,068)	(3,571,737)

	$1,053,417	$1,363,152

Depreciation expense was $410,331, $403,994, and $168,276 for 2003, 2002, and 2001, respectively.

5.	Split Dollar Life Insurance Receivable

Split dollar life insurance receivable represents annual life insurance premiums paid on behalf of an executive of the Company through March 31, 2002 and is non-interest bearing.

These amounts are due to the Company upon the death of the executive. If the policy is terminated, the Company’s interest in the policy is the lesser of the total cash value of the policy or total premiums paid by the Company. The Company believes the cash value of the policy will approximate the receivable in future years.

Any premiums paid by the Company on behalf of the insured executive in the current and future years will be included as additional compensation to the insured in the year paid.

Kreisler Manufacturing Corporation and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2003

6.	Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax (benefit) expense from operations was as follows for the year ended June 30:

	2003	2002	2001
Federal Income Taxes
Current	$(478,100)	$454,400	$1,897,900
Deferred	73,400	254,300	(693,000)
State Income Taxes
Current	—	39,200	272,800
Deferred	(40,700)	26,900	(106,600)

Income Tax Expense	$(445,400)	$774,800	$1,371,100

The actual income tax (benefit) expense attributable to (loss) earnings for the years ended June 30 differed from the amounts computed by applying the statutory tax rates to pretax income as a result of the following:

	2003	2002	2001
Computed expected tax expense	$(377,400)	$722,700	$1,249,000
State income tax expense, net of federal income reduction	(36,100)	45,000	115,400
Non-deductible expenses	2,100	7,100	6,700
Other	(34,000)	—	—

Provision for income taxes	$(445,400)	$774,800	$1,371,100

Nondeductible expenses relate primarily to meals and entertainment that are not deductible for income tax purposes.

The deferred tax asset in the accompanying consolidated balance sheets includes the following components as of June 30:

	2003	2002
Current Deferred Tax Asset
Accrued environmental cost	$194,200	$243,100
Other	103,300	41,400

	$297,500	$284,500

Non-Current Deferred Tax Asset
Accrued environmental cost	$191,500	$260,500
Other	23,300	—

	$214,800	$260,500

The deferred income tax consequences have been computed based on the currently enacted income tax rates expected to apply as temporary differences reverse. Management has not accrued a valuation allowance, as they believe it is more likely than not that the benefit will be fully realized.

At June 30, 2003, the Company has a State of Florida net operating loss carryforward of $151,079 and a State of New Jersey net operating loss carryforward of $718,919. The loss carryforwards expire in 2023 and 2010, respectively.

Income tax receivable is comprised of the following amounts at June 30:

	2003	2002
Federal income tax receivable	$695,646	$217,700
State income tax receivable	40,076	27,200

Total	$735,722	$244,900

7.	Stock Option Plan

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

Kreisler Manufacturing Corporation and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2003

The term of the granted options is ten years. Additionally, on April 17, 2001, the Company granted Nonqualified Options (2001 options) to purchase 16,000 shares at a price of $5.50 per share. The quoted market price of the Company stock at that time was $6.00 per share. The following table summarizes option activity.

	2003		2002		2001
	Shares	Weighted Avg Exercise Price	Shares	Weighted Avg Exercise Price	Shares	Weighted Avg Exercise Price
Stock Option Activity
Outstanding, beginning of period	105,501	$2.00	132,001	$1.85	126,669	$1.52

Granted	—	—	—	—	16,000	5.50
Exercised	—	—	(26,500)	1.25	(10,668)	3.37
Expired or surrendered	—	—	—	—	—	—

Outstanding, end of period	105,501	$2.00	105,501	$2.00	132,001	$1.85

Exercisable, end of period	100,167	$2.00	94,834	$1.61	113,334	$1.25

The weighted average life of the options is five years. The estimated fair value of stock options at the time of the grant using the Black-Scholes option pricing model was as follows:

	Fiscal Year Option Granted
	2001	1998	1997
Fair value per option	$4.80	$4.10	$.67
Assumptions:
Annualized dividend yield	0%	0%	0%
Expected volatility	105.49%	96.23%	32.18%
Risk free interest rate	4.87%	4.06%	6.13%
Expected option terms (in years)	5	5	5

8.	Earnings Per Share

	2003	2002	2001
Basic EPS:
Net (loss) income	$(665,402)	$1,070,537	$2,303,499
Basic Shares	1,846,697	1,978,729	1,959,413
Per Share	(.36)	.54	1.18

Diluted EPS:
Net (loss) income	$(665,402)	$1,070,537	$2,303,499
Effect of options	68,484	60,200	84,004
Diluted shares	1,915,182	2,038,930	2,043,417
Per Share	(.36)	.53	1.13

At June 30, 2002, 18,667 stock options were excluded from diluted EPS because they were anti-dilutive.

9.	Significant Customers

A substantial portion of the Company’s sales were to three industrial customers and the U.S. Government in 2003, 2002 and 2001. Sales to and accounts receivable from these customers for the past three years were as follows:

	U.S. Government		Industrial Customers
	Sales	A/R	Sales	A/R
2003	$2,859,052	$417,909	$7,614,277	$1,029,095
2002	$1,994,189	$541,990	$11,416,362	$1,225,753
2001	$1,220,713	$86,395	$11,078,848	$2,645,578

10.	Commitments and Contingencies

Leases

The Company conducts its operations from leased facilities, which include a manufacturing plant and office. The manufacturing plant lease expires in September 2006. Total rental expense for 2003, 2002, and 2001 amounted to $239,470, $207,997, and $187,860, respectively. A schedule of the Company’s minimum non-cancelable rental commitments as of June 30, 2003 follows:

Year Ending June 30,
2004	$234,000
2005	234,000
2006	243,747
2007	61,749

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

Kreisler Manufacturing Corporation and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2003

In July 1999, the Company became aware of historical releases of hazardous substances at its leased manufacturing facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (Facility). The Company promptly notified the New Jersey Department of Environmental Protection (Department) as required by the New Jersey Spill Compensation and Control Act (Spill Act), N.J.S.A. 58:10-23.11, and retained the services of environmental remediation consultants to perform a full site characterization in accordance with the Department’s Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. The site characterization has been completed. The remaining cost estimated for remediation of the site is approximately $1,029,000 (present value using a discount rate of 6.16%) to be incurred over the next four years. It is reasonably possible that the Company’s recorded estimate of remediation cost may change in the near term.

At June 30, 2003, estimated remediation payments are as follows:

Year Ending June 30,
2004	444,000
2005	169,000
2006	479,000
Thereafter	22,000

1,114,000
Unamortized discount	(85,000)

$1,029,000

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

For the year ended June 30, 2003, the Company reached an additional settlement with one of its insurance carriers in the amount of $160,000. The recorded amounts are as follows:

Environmental management costs	$54,624
Insurance recovery	(160,000)

Net gain	$(105,376)

11.	Related Party Transactions

Consulting fees paid to a board member during 2003, 2002, and 2001 approximated $66,500, $91,000, and $241,000, respectively.

Amounts accrued to a board member approximated $0, $0, and $22,000 at June 30, 2003, 2002, and 2001, respectively.

12.	Current Liabilities in Excess of 5%

Liabilities other than trade payables that exceed 5% of current liabilities include, at June 30, 2003, payroll and vacation accruals of approximately $299,000 and at June 30, 2002, bonuses of approximately $232,500, payroll and vacation accruals of approximately $184,000, and a state tax liability of approximately $232,000.

Report Of Independent Certified Public Accountants

To the Board of Directors and Stockholders

Kreisler Manufacturing Corporation

We have audited the accompanying consolidated balance sheets of Kreisler Manufacturing Corporation (a Delaware corporation) and its subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kreisler Manufacturing Corporation and its subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida

August 5, 2003

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

Description of Business

Kreisler Manufacturing Corporation is a Delaware business corporation, which was incorporated on December 13, 1968, which succeeded a New Jersey business corporation, which was incorporated in New Jersey in 1940, which succeeded a New York corporation, which was incorporated in 1930. Kreisler Manufacturing Corporation and its wholly-owned subsidiary, Kreisler Industrial Corporation (collectively the “Company”) which was incorporated in New Jersey on July 3, 1956, manufacture precision metal components and assemblies at Elmwood Park, New Jersey for use in military and commercial aircraft engines and industrial gas turbines. These products include tube assemblies of multiple sizes and configuration, vane inserts, fuel rings and baffles.

The Company markets its products to the commercial aircraft, military aircraft and industrial gas turbine industries. The commercial aircraft market is still recovering from the events of September 11, 2001. The Company’s sales and profitability have been negatively impacted by these events and the resulting economic conditions. For the year ended June 30, 2003 sales to the commercial aircraft industry have declined $4,368,000, or 37% compared to sales for the same period in the prior year. The Company cannot predict when the market for commercial aircraft engines might improve.

The Company also saw a decline of $1,407,000, or 39% in sales of products to the industrial gas turbine industry as a result of prevailing overcapacity of electricity in the market.

Partially offsetting the decline in sales of products to the commercial aircraft and industrial gas turbine markets was an increase in sales to the military aircraft industry of $865,000, or 43% for the year ended June 30, 2003. The increase is primarily attributable to more sales of spare parts to the government.

Development of new programs will be a major focus for the Company in the fiscal year ending June 30, 2004. Currently in production is the F119 engine for the F22 fighter. Other programs include the F135 engine for the Joint Strike Fighter and the GP7000 engine for the A380. Full production on these engines will not commence for at least six years.

The uncertain economic conditions of the industries in which the Company competes, make it difficult to forecast trends for products. Management’s best assumption is that commercial engines will increase with new programs compared to the prior year. Management believes that demand for military engines and industrial engine spare requirements will decline severely. For the year ending June 30, 2004 the Company estimates a 10% decrease in revenues compared to the prior year. Management’s goal is to improve cost controls, productivity, and inventory turnover.

Kreisler Manufacturing Corporation and Subsidiaries

Management’s Discussion and Analysis

As a “make to print contractor”, the Company is dependent on prime contractors whose requirements may change. Orders may increase, decrease or terminate. Some of Management’s forecasting is based on the anticipated requirements of prime contractors. The Company’s backlog at June 30, 2003 was $14.4 million which reflects orders that have been received with delivery dates that are likely to change. Currently, the Company’s strategy is to explore new products and directions with our present capabilities and if necessary enhance those capabilities for new programs while maintaining a viable cash position.

Results of Operations

2003 Compared to 2002

A decrease in revenues of $5,796,000 from $18,300,000 to $12,504,000 or 32% is reflective of the airline industry’s continued struggle to recover from the effects of September 11, 2001. Less demand for commercial aircraft engines is evidenced by the decrease in orders from the Company’s primary customer. Sales of products for industrial gas turbines, which were affected by overcapacity, declined 39%. Government demands for spare parts increased $865,000 or 43%. Overall, the sales mix for the fiscal year ended June 30, 2003 is approximately 60% for commercial aircraft engines, 23% for military aircraft engines and 17% for industrial gas turbines.

Selling, general and administrative expenses decreased $26,000 or 4%, primarily as a result of decreased bonuses, professional fees, audit fees and interest paid, offset by increases in commissions paid on government sales, salaries and SEC administrative fees.

Loss from operations for the year ended June 30, 2003 was $1,213,000 or 10% of revenues compared to income from operations as of June 30, 2002 of $1,681,000 or 9%. The difference is an unfavorable change of $2,894,000 or 172% when comparing 2003 to 2002. Actual expenses for direct labor, worker’s compensation insurance, medical benefits paid and fees for environmental management all decreased for the year ended June 30, 2003, although not sufficiently to offset the decrease in revenues. As a result, these expense categories increased as a percent of sales compared to the same period in the prior year, and were offset in part by decreases in bonuses, indirect labor and employer taxes.

Interest and other earnings declined $62,000 or 38% as the result of lower interest rates and lower cash balances in investment accounts since June 30, 2002. The lower cash balances are primarily the result of repurchased Company stock at a total cost of approximately $1,312,000 and negative operating cash flow, offset by insurance recovery on environmental remediation.

Loss before taxes for 2003 was $1,111,000 or 9% of revenues compared to income before taxes in 2002 of $1,845,000 or 10% of revenues. Lower sales, higher expenses and reduced net gain on environmental remediation account for the decrease.

Income tax benefit for the year ended June 30, 2003 was $445,000 or 40% of loss before taxes. With the carryback of net operating loss the company will recover $736,000 in state and federal income tax.

Current backlog as of June 30, 2003 is approximately $14.4 million compared to $17.7 million at the same time in the prior year. The backlog decreased $3.3 million or 19%. Backlogs are subject to change with terminations, and delivery schedule changes.

Kreisler Manufacturing Corporation and Subsidiaries

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash and cash equivalents decreased from $6,365,000 at June 30, 2002 to $4,650,000 at June 30, 2003. The decrease is $1,715,000 or 27%. Working capital was $8,827,000. The Company believes it has sufficient resources to meet operating requirements through the next 12 (twelve) months. Adequate liquidity is available to cover anticipated capital expenditures of $85,000 for the year ending June 30, 2004. Capital expenditures for 2003 were $100,594.

Stockholder’s equity on basic shares is $5.61 per share as of June 30, 2003 compared to $5.95 for the same period in the prior year, as restated. This change represents a decrease of $.34 or 6% in book value.

Critical Accounting Policies

The Company’s critical accounting and reporting policies include the Company’s accounting for environmental remediation and inventory valuation. In particular, the accounting for these areas requires significant judgments to be made by management. Specifically, with regard to environmental remediation, the assumption has been made that no new costs, above those identified in the original fixed price agreement, will be incurred as the project continues. The Company assumes that there will be no future discoveries on the site that will require additional remediation. With respect to assumptions made in valuing inventory on interim statements, management believes that basing material usage on historical cost could result in significant variances when physical inventories are performed at June 30 and December 31. Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations. See Note 1 in the “Notes to Consolidated Financial Statements” attached to this Annual Report for details regarding all of the Company’s critical and significant accounting policies.

Compliance with Environmental Laws

Early in fiscal year 2000, the Company became aware of historical releases of hazardous substances at the facility located at 180 Van Riper Avenue, Elmwood Park, New Jersey (hereinafter the “Facility”). Based on the results of tests conducted at the Facility, the company discovered that both the soil and groundwater at the Facility, and possibly offsite, are contaminated with tetrachloroethylene (“PCE”). While the company cannot be certain about the source of this condition, the company used PCE for degreasing and other similar purposes from about 1959, when it commenced operation at the Facility, until approximately 1985, when it replaced PCE with another solvent.

Promptly after learning of this condition, the Company notified the New Jersey Department of Environmental Protection (“Department”) as required by the New Jersey Spill Compensation and Control Act (“Spill Act”), N.J.S.A. 58:10-23.11, and retained the services of Pleasant Hill Consultants and The Whitman Companies to perform a full site characterization in accordance with the Department’s Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1. The site characterization is completed, and an agreement has been reached with the remaining cost for remediation of $1.0 million, to be incurred over the next four years.

The Company has notified its liability insurance carriers which issued liability policies to the company during the period from 1959 to 1985 and has received a total of $2.9 million from four insurance carriers. The Company does not anticipate any further recoveries.

At this time, the company believes, based upon the facts as currently known, that its liability policies will cover at least most of the remediation expenses and other liabilities.

Kreisler Manufacturing Corporation and Subsidiaries

Market for Registrant’s Common Equity and Related Stockholder Matters

The Company’s common stock is traded on the NASDAQ Small Cap Market under the symbol “KRSL.” There are approximately 150 shareholders of record. The Company does not anticipate the payment of cash dividends this year. The table below presents the high and low per share sales prices of the Company’s common stock on the NASDAQ Small Cap Market for each quarter for the two year period ended June 30, 2003.

	Fiscal Year 2003		Fiscal Year 2002
Quarter	High	Low	High	Low
First Quarter — September 30	8.84	5.12	7.50	4.74
Second Quarter — December 31	6.94	5.00	9.52	5.65
Third Quarter — March 31	6.01	4.70	10.77	7.05
Fourth Quarter — June 30	5.90	4.75	10.50	7.65

Directors and Officers

DIRECTORS	AUDITORS
EDWARD L. STERN, Chairman of the Board, President, CEO, CFO Kreisler Manufacturing Corporation, and Kreisler Industrial Corporation MICHAEL L. GOLDBERG, Director JOHN W. POLING, Director	GREGORY, SHARER & STUART Certified Public Accountants 100 Second Avenue South, Suite 600 St. Petersburg, FL 33701

OFFICERS	TRANSFER AGENT

EDWARD L. STERN, Chairman of the Board, President, Chief Executive Officer

WALLACE N. KELLY, Executive Vice President,

Chief Operations Officer

EDWARD A. STERN, Vice President

MICHAEL D. STERN, Vice President

American Stock Transfer and Trust Company 40 Wall Street New York, NY 10005

COUNSEL
BLANK ROME, LLP One Logan Square Philadelphia, PA 19103-6998

ADDITIONAL INFORMATION

Stockholders may obtain, free of charge, a copy of Kreisler’s annual report on Form 10-KSB filed with the Securities and Exchange Commission for the year ended June 30, 2003, by written or telephone request to the Secretary of Kreisler Manufacturing Corporation, 5960 Central Ave, Suite H, St.

Petersburg, Florida, 33707

Telephone—727-347-1144

CORPORATE OFFICES: 5960 CENTRAL AVENUE, SUITE H, ST. PETERSBURG, FL 33707